Exhibit 99.1

Management Discussion &

Analysis and Complete

Financial Statements

3Q20

www.itau.com.br/investor-relations facebook.com/Itaú @Itaú @Itaú /Itaú /bancoitau

Contents

Management Executive Summary 03 Discussion & Income Statement and Balance Sheet Analysis 11

Analysis Managerial Financial Margin 12 Cost of Credit 13 Page 03 Credit Quality 15 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20

Balance Sheet 22

Credit Portfolio 23

Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27

Results by Region—Brazil and Latin America 29

Activities Abroad 30

Additional Information 31

Itaú Unibanco Shares 32

Glossary 33

Report of Independent Auditors 35

Complete

Financial

Statements

Management

Discussion & Analysis

Management Discussion & Analysis and Complete Financial Statements

(This page was intentionally left blank)

Itaú Unibanco Holding S.A.

04

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco up to the period end.

Section	In R$ millions (except where indicated), end of period	3Q20	2Q20	3Q19	9M20	9M19
Results	Recurring Net Income	5,030	4,205	7,156	13,148	21,067
	Operating Revenues [1]	28,389	28,010	30,257	85,605	87,957
	Managerial Financial Margin [2]	16,928	17,776	19,071	52,509	55,191
Performance	Recurring Return on Average Equity - Annualized - Consolidated [3]	15.7%	13.5%	23.5%	14.0%	23.5%
	Recurring Return on Average Equity - Annualized - Brazil [3]	16.8%	13.5%	24.6%	14.4%	24.7%
	Recurring Return on Average Assets - Annualized [4]	1.0%	0.8%	1.7%	0.9%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.2%	2.7%	2.9%	2.2%	2.9%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.6%	3.2%	3.4%	2.6%	3.4%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.2%	1.4%	1.4%	1.2%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	339%	281%	208%	339%	208%
	Efficiency Ratio (IE) [6]	48.0%	46.5%	45.5%	46.3%	46.0%
Shares	Recurring Net Income per Share (R$) [7]	0.52	0.43	0.73		
	Net Income per Share (R$) [7]	0.46	0.35	0.57		
	Number of Outstanding Shares at the end of the period - in millions	9,762	9,762	9,744		
	Book Value per Share (R$)	13.37	12.94	12.90		
	Dividends and Interest on Own Capital net of Taxes [8]	1,095	745	2,505		
	Market Capitalization [9]	219,948	251,481	342,992		
	Market Capitalization [9] (US$ million)	38,993	45,924	82,363		
Balance Sheet	Total Assets	2,110,120	2,075,122	1,738,339		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	846,994	811,326	703,401		
	Deposits + Debentures + Securities + Borrowings and Onlending [10]	1,038,945	1,009,582	736,750		
	Loan Portfolio/Funding [10]	66.3%	65.1%	78.2%		
	Stockholders' Equity	130,559	126,357	125,719		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	13.7%	13.5%	15.4%		
	Tier I Capital - BIS III	12.4%	12.1%	14.1%		
	Common Equity Tier I - BIS III	10.7%	10.4%	12.8%		
	Liquidity Coverage Ratio (LCR)	195.0%	179.1%	151.9%		
	Net Stable Funding Ratio (NSFR)	123.6%	122.5%	117.5%		
Other	Assets Under Administration	1,377,413	1,331,135	1,316,634		
	Total Number of Employees	96,948	97,440	96,764		
	Brazil	84,272	84,343	83,536		
	Abroad	12,676	13,097	13,228		
	Branches and CSBs - Client Service Branches	4,432	4,488	4,704		
	ATM - Automated Teller Machines [11]	45,889	45,809	47,518		

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amounts of dividends not yet approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (10) As detailed in the Balance Sheet section; (11) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.

05

Management Discussion & Analysis | Executive Summary
Itaú

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement, but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge on investments abroad, which were originally included in tax expenses (PIS and COFINS) and the income tax and social contribution on net income, which are reclassified to financial margin. The devaluation of the Brazilian Real against the currencies of the countries where we have investments meant that the impact of the overhedging strategy on these investments relevant in this quarter.

These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table below.

Accounting and Managerial Financial Statements Reconciliation | 3rd quarter of 2020

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	25,109	27	2,295	958	28,389
Managerial Financial Margin	13,075	33	2,295	1,525	16,928
Financial Margin with Clients	13,931	33	-	1,591	15,554
Financial Margin with the Market	(856)	-	2,295	(66)	1,373
Commissions and Fees	9,907	-	-	(442)	9,465
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,173	-	-	823	1,996
Other Operating Income	450	(6)	-	(444)	-
Equity in Earnings of Affiliates and Other Investments	414	-	-	(414)	-
Non-operating Income	91	-	-	(91)	-
Cost of Credit	(5,449)	628	-	(1,499)	(6,319)
Provision for Loan Losses	(6,608)	628	-	(358)	(6,337)
Impairment	-	-	-	(346)	(346)
Discounts Granted	-	-	-	(617)	(617)
Recovery of Loans Written Off as Losses	1,159	-	-	(178)	981
Retained Claims	(363)	-	-	-	(363)
Other Operating Expenses	(15,092)	291	(190)	693	(14,298)
Non-interest Expenses	(13,662)	291	-	692	(12,678)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,426)	-	(190)	1	(1,615)
Insurance Selling Expenses	(4)	-	-	-	(4)
Income before Tax and Profit Sharing	4,205	947	2,105	152	7,409
Income Tax and Social Contribution	168	(317)	(2,105)	(174)	(2,428)
Profit Sharing Management Members - Statutory	(22)	-	-	22	-
Minority Interests	140	(91)	-	-	50
Net Income	4,492	539	-	-	5,030

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q20	2Q20	3Q19	9M20	9M19
Net Income	4,492	3,424	5,576	11,317	19,101
(-) Non-Recurring Events	(539)	(782)	(1,580)	(1,831)	(1,966)
Mark to market of collateralized securities	(346)	-	-	(652)	-
Goodwill amortization	(169)	(206)	(149)	(560)	(467)
Donation to 'Todos pela Saúde'	-	(834)	-	(834)	-
Reclassification of investment in IRB	-	379	-	379	-
Impairment of goodwill and intangible assets - Itaú Corpbanca	-	(19)	-	(19)	-
Voluntary severance program	-	-	(1,431)	-	(1,431)
Liability adequacy test	-	-	-	-	(68)
Other	(24)	(102)	-	(144)	-
Recurring Net Income	5,030	4,205	7,156	13,148	21,067

Itaú Unibanco Holding S.A.
06

Management Discussion & Analysis | Executive Summary

3rd quarter of 2020 Income Statement

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Operating Revenues	28,389	28,010	1.4%	30,257	-6.2%	85,605	87,957	-2.7%
Managerial Financial Margin	16,928	17,776	-4.8%	19,071	-11.2%	52,509	55,191	-4.9%
Financial Margin with Clients	15,554	16,468	-5.5%	17,621	-11.7%	49,067	50,924	-3.6%
Financial Margin with the Market	1,373	1,307	5.1%	1,450	-5.3%	3,441	4,266	-19.3%
Commissions and Fees	9,465	8,396	12.7%	9,267	2.1%	27,375	26,951	1.6%
Revenues from Insurance [1]	1,996	1,839	8.6%	1,920	4.0%	5,722	5,815	-1.6%
Cost of Credit	(6,319)	(7,770)	-18.7%	(4,495)	40.6%	(24,175)	(12,343)	95.9%
Provision for Loan Losses	(6,337)	(7,561)	-16.2%	(4,922)	28.8%	(24,297)	(13,535)	79.5%
Impairment	(346)	(196)	76.5%	(70)	397.1%	(631)	(142)	344.0%
Discounts Granted	(617)	(750)	-17.8%	(300)	105.9%	(1,633)	(998)	63.7%
Recovery of Loans Written Off as Losses	981	738	32.9%	796	23.3%	2,386	2,332	2.3%
Retained Claims	(363)	(321)	13.0%	(338)	7.3%	(1,014)	(935)	8.4%
Other Operating Expenses	(14,298)	(13,751)	4.0%	(14,573)	-1.9%	(41,801)	(42,847)	-2.4%
Non-interest Expenses	(12,678)	(12,109)	4.7%	(12,796)	-0.9%	(36,843)	(37,615)	-2.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,615)	(1,633)	-1.1%	(1,771)	-8.8%	(4,939)	(5,209)	-5.2%
Insurance Selling Expenses	(4)	(10)	-55.7%	(6)	-28.7%	(19)	(23)	-19.7%
Income before Tax and Minority Interests	7,409	6,168	20.1%	10,851	-31.7%	18,616	31,832	-41.5%
Income Tax and Social Contribution	(2,428)	(1,902)	27.7%	(3,516)	-30.9%	(5,305)	(10,112)	-47.5%
Minority Interests in Subsidiaries	50	(61)	-181.0%	(179)	-127.8%	(163)	(653)	-75.1%
Recurring Net Income	5,030	4,205	19.6%	7,156	-29.7%	13,148	21,067	-37.6%

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Recurring **Net Income**

R$5.0 billion in 3Q20



R$ millions
- 29.7%
+ 19.6%
- 37.6%
7,156
4,205
5,030
21,067
13,148
3Q19
2Q20
3Q20
9M19
9M20

Financial performance:

Recurring net income reached R$5.0 billion in the third quarter of 2020, a 19.6% increase from the previous quarter. The recurring return on equity was 15.7%.
Amid the adverse economic scenario due to the Covid-19 pandemic, some signs of improvement have continued to be observed during the third quarter.
Accordingly, our loan portfolio increased 4.4%, with growth in all segments. Highlight for the growth of the mortgage, vehicle and very small, small and middle-market companies portfolios; the latter, due to the concession of incentive lines by the government such as Pronampe and FGI BNDES. The cost of credit decreased by 18.7% to R$6.3 billion. The financial margin with clients went down driven by (i) the change in the retail product mix, with lower use of revolving credit and higher use of personalized credit with better terms and rates, (ii) a higher contribution from the companies portfolio and (iii) the reduction in the interest rate on the remuneration of the working capital. These effects were partially offset by the increase in credit volume. The margin with the market reached R$1.4 billion as a result of higher gains by the banking desk. Commission and fees were up, due to the impact of: (i) higher economic activity in relation to revenue from cards (both as issuer and acquirer) and (ii) increased capital markets activity related to revenue from economic advisory and brokerage services. Non-interest expenses increased in the quarter due to the increase in costs associated with greater economic activity, the impact of the collective wage agreement on our personnel expenses and of foreign exchange rate variations on expenses in Latin America. Accordingly, our income before taxes reached R$7.4 billion, up 20.1% in the quarter.

In the first nine months of 2020, recurring net income reached R$13.1 billion, down 37.6% year-on-year. The recurring return on equity was 14.0%. The changes in the macroeconomic scenario as of the second half of March 2020 led to a 95.9% increase in cost of credit, which reached R$24.2 billion. This change generated a higher provision for loan losses both in our operations in Brazil and in the rest of Latin America. Financial margin with clients decreased by 3.6%, driven by the negative effects of regulatory changes in overdraft rates, the credit mix and the reduction in the interest rate on working capital, which were partially offset by the increase in credit volume. Margin with the market decreased by 19.3%, mainly driven by the unexpected market volatility in the first quarter of 2020. Strategic cost management and our investments in technology led to a 2.1% reduction in non-interest expenses, even with an annual inflation rate of 3.1%.

Itaú Unibanco Holding S.A.
07

Management Discussion & Analysis | Executive Summary

Itaú

Highlights in 3Q20

Financial Margin

R$16.9 billion


R$ millions
- 4.8%
- 4.9%
- 11.2%
19,071
17,621
1,450
17,776
16,468
1,307
16,928
15,554
1,373
55,191
50,924
4,266
52,509
49,067
3,441
3Q19
2Q20
3Q20
9M19
9M20
Financial Margin with the Market
Financial Margin with Clients

Financial margin with clients went down driven by (i) the change in the retail product mix, with lower use of revolving and personal credit and higher use of personalized credit with better terms and rates, (ii) the higher contribution from the companies portfolio and (iii) the reduction in the interest rate on the remuneration of the working capital. These effects were partially offset by increases in credit volume. Higher gains in the banking desk led to an increase in the margin with the market.
The higher participation from the companies portfolio and the impact of reductions in interest rate on our working capital negatively impacted the margin with client comparison in the year-to-date. Another negative effect was the impact of regulatory change on overdraft rates, with these effects partially offset by increase in credit volume.

Further details on page 12

Cost of Credit

R$6.3 billion


R$ millions
- 18.7%
+95.9%
+ 40.6%
4,495
300
70
4,126
7,770
750
196
6,823
6,319
617
346
5,356
12,343
998
142
11,203
24,175
1,633
631
21,911
3Q19
2Q20
3Q20
9M19
9M20
Discounts Granted
Impairment
Provision for Loan Losses Net of Recovery of Loans
Cost of Credit

Our cost of credit decreased in the quarter due to the lower provision expense in the wholesale bank in Brazil, partially offset by the increase in expenses at the retail bank in Brazil.

Compared to the first nine months of the previous year, the change in the macroeconomic scenario from the second half of March generated higher provision expenses in our operations, both in Brazil and in Latin America.

Further details on page 13

Commissions, Fees and Result from Insurance [1]

R$11.1 billion


R$ millions
+ 12.0%
+ 0.8%
+ 2.3%
10,842
9,267
1,575
9,904
8,396
1,508
11,094
9,465
1,629
31,808
26,951
4,857
32,065
27,375
4,690
3Q19
2Q20
3Q20
9M19
9M20
Commissions and Fees
Result from Insurance

The resumption of economic activity had a positive impact on commissions and fees. The highlights included higher gains from cards in the quarter, both from issuing and acquiring services. Additionally, revenue from advisory and brokerage services increased, mainly in investment banking, in line with higher levels of capital markets activity.

Investment banking, brokerage and fund management operations increased in the first nine months compared to the previous year and were partially offset by lower revenues from acquiring and card issuing activities.

Further details on pages 17-18

Non-Interest Expenses

R$12.7 billion


R$ millions
+ 4.7%
- 2.1%
- 0.9%
3.0%
12,796
2.4%
12,109
2.4%
12,678
3.0%
37,615
2.5%
36,843
3Q19
2Q20
3Q20
9M19
9M20
Non-Interest Expenses (R$ million)
Non-Interest Expenses / Average Assets (Annualized)

The increase in costs in the quarter is related to the impact of the increase in variable costs in line with increased economic activity, the impact of the collective wage agreement on personnel expenses, and the negative impact of foreign exchange variations on expenses in Latin America.
In the first nine months of the year, strategic cost management led to an annual 2.1% decrease in expenses due to reductions in personnel, administrative and operating expenses in Brazil, which were partially offset by the negative impact of foreign exchange variations on expenses in Latin America.

Further details on pages 20-21

Return on Equity

15.7%


24.6%
23.5%
25.1%
23.7%
13.0%
12.8%
13.5%
13.5%
16.8%
15.7%
3Q19
4Q19
1Q20
2Q20
3Q20
Annualized Recurring Return on Average Equity (quarterly) - Consolidated
Annualized Recurring Return on Average Equity (quarterly) - Brazil

Efficiency Ratio (E.R.)


47.7
47.6
47.7
47.5
46.6
45.5
45.0
45.1
45.7
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Trailing 12-month Efficiency Ratio (%)

Further details on page 21

[1] The result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.

08

Management Discussion & Analysis | Executive Summary

Itaú

Highlights in 3Q20

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	3Q20	2Q20	Δ	3Q19	Δ
Individuals	237.7	228.8	3.9%	229.7	3.5%
Credit Card Loans	77.5	72.9	6.4%	83.3	-7.0%
Personal Loans	36.6	37.3	-1.7%	34.2	7.0%
Payroll Loans [1]	50.8	50.4	0.8%	49.3	2.9%
Vehicle Loans	21.5	19.5	10.4%	18.0	19.6%
Mortgage Loans	51.3	48.8	5.1%	44.8	14.3%
Very Small, Small and Middle Market Loans [2]	122.5	107.4	14.0%	89.5	36.9%
Individuals + Very Small, Small and Middle Market Loans	360.2	336.2	7.1%	319.2	12.8%
Corporate Loans	264.8	259.2	2.1%	213.2	24.2%
Credit Operations	178.1	175.4	1.6%	151.5	17.5%
Corporate Securities [3]	86.7	83.9	3.4%	61.7	40.6%
Total Brazil with Financial Guarantees Provided and Corporate Securities	625.0	595.5	5.0%	532.4	17.4%
Latin America	222.0	215.9	2.9%	171.0	29.8%
Argentina	9.5	10.6	-10.3%	8.8	7.9%
Chile	154.0	146.9	4.8%	115.6	33.2%
Colombia	33.2	34.0	-2.3%	27.4	21.4%
Paraguay	10.1	9.6	4.4%	7.9	27.1%
Panama	2.0	1.8	9.5%	1.6	24.8%
Uruguay	13.3	12.9	2.4%	9.7	37.0%
Total with Financial Guarantees Provided and Corporate Securities	847.0	811.3	4.4%	703.4	20.4%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	847.0	824.7	2.7%	770.8	9.9%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client's size. Further details on pages 23 and 24.

NPL Ratio (%) | over 90 days

2.2%

- 50 bps vs. second quarter of 2020
- 70 bps vs. third quarter of 2019


3.4
3.4
3.5
3.2
2.6
2.9
3.0
3.1
2.7
2.2
1.4
1.9
2.0
1.4
1.2
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Total
Brazil[1]
Latin America[2]

The ratio of total non-performing loans over 90 days overdue (NPL 90) decreased by 50 basis points compared to the previous quarter. However, this indicator does not reflect the impacts of the crisis on credit quality. In Brazil, the ratios for individuals and very small, small and middle-market companies decreased compared to the previous quarter as a consequence of a loan portfolio reprofiling, aimed at helping our clients cope with the economic crisis. In the corporate segment, the reduction was driven by loans written off as losses of a specific segment client.

Further details on pages 15-16

Coverage Ratio | 90 days

339%

+ 58 p.p. vs. second quarter of 2020
+ 131 p.p. vs. third quarter of 2019


208%
229%
239%
281%
339%
86%
97%
102%
100%
106%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Total
Total (Expanded[3])

The reduction in NPL 90 driven by the loan portfolio reprofiling and the increase in the provision for loan losses were responsible for the increases in the total coverage ratio of 58 percentage points in the quarter and 131 percentage points in the year.

Further details on pages 15-16

NPL Ratio (%) | 15 to 90 days

1.9%

+ 20 bps vs. second quarter of 2020
- 40 bps vs. third quarter of 2019


2.5
2.3
2.2
2.4
2.3
2.3
3.0
2.6
2.4
1.9
1.7
1.7
2.0
1.9
1.7
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Total
Brazil[1]
Latin America[2]

The total NPL 15 to 90 days overdue and in Brazil increased from the previous quarter due to the end of the grace period of loans reprofiled in previous periods. The short-term delinquency ratio was up for both individuals and very small, small and middle-market companies in Brazil. The ratio for the corporate segment in Brazil decreased, driven by the renegotiation of a specific client and the regularization of the overdue operations of another client. In Latin America, the ratio decreased in the companies segment in Chile.

Further details on pages 15-16

[1] Includes units abroad, excluding Latin America. [2] Excludes Brazil. [3] Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding the double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A. 09

Executive Summary Customer support during the crisis

Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020 we launched the 60+ initiative, which granted, among other benefits, a 60-day grace period for payments of credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia.

Loan portfolio reprofiling September 30, 2020 balances Portfolio Ratings AA to C Collateralized Portfolio R$53. 5 billion 88% 56% Solutions offered to customers

Grace periods of up to Extended loan terms of up to New interest rate conditions 120 days for individuals and 6 years for individuals and 180 days for small and medium companies 5 years for small and medium companies

We have created special, more flexible debt payment conditions for individuals and businesses in arrears. Since the onset of the pandemic we have been working with the government and trade associations by engaging in joint actions to expand the solutions available to our customers and society. We have provided financing of R$2.1 billion under the emergency line of credit to meet the payroll expenses of micro, small and mid- size companies. We were the first private bank to provide credit line to the National Support Program for Micro and Very Small Businesses (Pronampe). This line of credit line was disbursed to around 47 thousand micro and small companies, totaling R$3.9 billion. We have also been providing our customers with a fully digital experience by contracting credit arrangements directly through the Itaú Empresas app on their cell phones, thereby avoiding the need for customers

physically to go to the bank.

Additionally, the bank has also been working with the Investment Guarantee Fund (FGI BNDES) within the scope of the Emergency Program for Access to Credit to Very Small, Small and Middle-Market Companies with annual gross operating revenue of up to R$300 million, which also covers self-employed truck drivers who use this credit facility to purchase capital assets required for their activities, as well as other self-employed entrepreneurs and sole proprietors. This program has already distributed R$12.6 billion to over 11 thousand companies.

2020 Forecast

Due to the unpredictability of the extent and depth of the effects of the crisis, the forecast for 2020 remains suspended. Management understands that it is prudent not to disclose new forecast at this time, until it is possible to be more precise about the impacts and extent of the current situation in our operations. Itaú Unibanco Holding S.A. 10

Income Statement

and Balance Sheet

Analysis

Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- Financial margin with clients was down 5.5% in the quarter, driven by the changing retail product mix, the higher contribution from the companies loans portfolio and the impact of interest rate reduction on the remuneration of the working capital. These negative effects were partially offset by the higher average volume of operations.
- The 5.1% increase in financial margin with the market during the quarter was driven by higher gains from the banking desk.

R$ millions	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Financial Margin with Clients	15,554	16,468	-5.5%	17,621	-11.7%	49,067	50,924	-3.6%
Financial Margin with the Market	1,373	1,307	5.1%	1,450	-5.3%	3,441	4,266	-19.3%
Total	16,928	17,776	-4.8%	19,071	-11.2%	52,509	55,191	-4.9%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients


R$ billions
▼ 4.4%
16.5
(1.0)
15.4
(0.4)
(0.4)
(0.03)
0.1
0.01
14.8
0.8
15.6
1
2
3
4
1
2Q20
Working Capital[1] and other 2Q20
Spread-Sensitive Operations 2Q20
Retail Product Mix
Segment Mix
Asset spreads
Average Asset Portfolio
Latin America and others[2]
Spread-Sensitive Operations 3Q20
Working Capital[1] and other 3Q20
3Q20

[1] Includes capital allocated to business areas (except treasury) and the corporation working capital. [2] Includes the impact of the greater number of calendar days, Latin America margin, liability financial margin and structured operations from the wholesale segment.

1 **Working capital and other (- R$0.2 billion):** negative effect of the decrease in the interest rate on the return on working capital partially offset by the higher average balance in the third quarter.

2 **Retail product mix (- R$0.4 billion):** there was less use of revolving credit facilities, such as credit card and overdraft, and unsecured personal loans, leading to a greater use of personalised credit. This negative effect was partially offset by the impact of the government sponsored facilities, such as Pronampe and FGI BNDES, in the segment of very small, small and middle market companies.

3 **Segment mix (- R$0.4 billion):** there was a lower contribution from the individuals portfolio and higher contribution from the companies loans portfolio.

4 **Asset spreads (- R$0.03 billion):** there was a reduction in the spread on individuals loans.

Annualized average rate of financial margin with clients

In R$ millions, end of period	3Q20 Average Balance[1]	3Q20 Financial Margin	3Q20 Average Rate (p.a.)	2Q20 Average Balance[1]	2Q20 Financial Margin	2Q20 Average Rate (p.a.)
Financial Margin with Clients	843,664	15,554	7.5%	809,518	16,468	8.4%
Spread-Sensitive Operations	744,938	14,771	8.1%	725,110	15,446	8.8%
Working Capital and Other	98,726	784	3.2%	84,408	1,022	4.9%
Cost of Credit		(6,319)			(7,770)	
Risk-Adjusted Financial Margin with Clients	843,664	9,235	4.4%	809,518	8,699	4.3%

[1] Average daily balance.


Consolidated
9.8%
10.0%
10.0%
10.0%
10.0%
9.2%
8.4%
7.5%
7.6%
7.6%
7.5%
7.4%
6.7%
3.7%
4.3%
4.4%
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Brazil
11.8%
12.1%
12.2%
12.2%
11.9%
11.1%
10.2%
9.0%
9.2%
9.2%
9.2%
9.0%
8.4%
4.1%
5.2%
5.4%
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Financial margin with clients
Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis | Income Statement Analysis
Itaú

Cost of Credit

Highlights

- The decrease in the cost of credit was mainly due to the lower provision for loan losses in the Wholesale Banking segment in Brazil, driven by a reduced need for provision, compared to the second quarter of 2020.
- Compared to the first nine months of 2019, the increase in the cost of credit was due to changes in the macroeconomic scenario and in the financial prospects of individuals and companies from the second half of March 2020, captured by our expected loss provisioning model, impacting the provision for loan losses.

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Provision for Loan Losses	(6,337)	(7,561)	-16.2%	(4,922)	28.8%	(24,297)	(13,535)	79.5%
Recovery of Loans Written Off as Losses	981	738	32.9%	796	23.3%	2,386	2,332	2.3%
Result from Loan Losses	**(5,356)**	**(6,823)**	**-21.5%**	**(4,126)**	**29.8%**	**(21,911)**	**(11,203)**	**95.6%**
Impairment	(346)	(196)	76.5%	(70)	397.1%	(631)	(142)	344.0%
Discounts Granted	(617)	(750)	-17.8%	(300)	105.9%	(1,633)	(998)	63.7%
Cost of Credit	**(6,319)**	**(7,770)**	**-18.7%**	**(4,495)**	**40.6%**	**(24,175)**	**(12,343)**	**95.9%**

The cost of credit decreased by R$1,451 million on the previous quarter. Our expected loss provisioning model, updated to reflect macroeconomic conditions, recognized lower provisions in the Wholesale Banking segment in Brazil. Additionally, the recovery of loans written off as losses increased R$243 million and discounts granted decreased by R$133 million, and these variations occured in both the Wholesale and Retail Banking segments in Brazil.

Changes in the macroeconomic scenario and the financial prospects of individuals and companies from the second half of March 2020, captured by our expected loss provisioning model, led to a R$10,762 million increase in the provision for loan losses in the first nine months of 2020 year-on-year. This effect was the main driver of the R$11,832 million increase in the cost of credit in the same period.

Provision for Loan Losses by Segment


R$ millions
3.5
4.2
6.8
4.7
3.8
4,922
638
4,461
-177
6,145
1,252
412
4,481
10,398
808
2,441
7,149
7,561
795
1,845
4,922
6,337
1,076
99
5,162
3Q19
4Q19
1Q20
2Q20
3Q20
Latin America ex-Brazil
Wholesale Banking - Brazil
Retail Banking - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segment, Latin America is part of Wholesale Banking.

The decrease in the provision for loan losses in the Wholesale Banking segment in Brazil was driven by the reduced need for provisioning in the quarter. The provision for loan losses increased in the Retail Banking segment in Brazil due to uncertainty over the macroeconomic scenario.

Cost of Credit


R$ millions
2.6%
3.3%
5.3%
3.9%
3.0%
4,495
300
70
4,126
5,811
379
230
5,202
10,087
266
89
9,732
7,770
750
196
6,823
6,319
617
346
5,356
3Q19
4Q19
1Q20
2Q20
3Q20
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance with financial guarantees provided and corporate securities, based on the last two quarters.

Recovery of Loans Written off as Losses


R$ millions
796
943
666
738
981
3Q19
4Q19
1Q20
2Q20
3Q20

The resumption of economic activity drove an improvement in the recovery of loans in the third quarter of 2020. Additionally, portfolios that had already been written off as losses, amounting to R$329 million, were sold, generating a positive impact of R$37 million on the recovery of loans and R$20 million on the recurring net income for the quarter.

Itaú Unibanco Holding S.A.
13

Management Discussion & Analysis Income Statement Analysis

Loan Portfolio by Risk Level Allowance for Loan Losses and Financial Guarantees Provided

Brazil¹ Consolidated Compared to the end of September 2019, the allowance for loan losses and for financial guarantees provided was up 48.3%, mainly Total Allowance for Loan Losses (R$ million) driven by the allowances for potential losses related to the

29,613 39,487 39,915 34,477 49,267 51,140 macroeconomic scenario, which reflects our expected future losses. Loan Portfolio by Risk Level These changes are captured by our expected loss provisioning model.

During the period, allowances for overdue operations were in line with

43.0% 44.6% 47.4% the growth of the portfolio.

48.9% 50.5% 48.7% R$ millions 47,083 49,267 51,140 37.5% 30.9% 32.4% 26.8% 26.8% 39,747 30.8% 16,349 18,004 10.8% 34,477 14,521 6.2% 5.5% 5.3% 9.8% 10.2% 10,023 4.4% 5.9% 5.7% 5.5% 6.2% 6.2% 5,784 843 981 932 8.8% 8.8% 7.7% 7.7% 8.8% 8.1% 1,010 858 Sep-19 Jun-20 Sep-20 Sep-19 Jun-20 Sep-20 AA A B C D-H 28,865 31,719 31,937 32,204 27,683 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Complementary Allowance Allowance for Financial Guarantees Provided Minimum Allowance The total allowance allocation by type of risk is as set out below

Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the balances of loans subject to a 100% provision and of loans not subject to a 100% provision.

Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which include allowances for financial guarantees provided.

R$ millions Allocation of the Total Allowance by Type of Risk - Consolidated Sep-20 11,147 11,021 28,971 51,140 Jun-20 12,135 11,383 25,749 49,267 Sep-19 11,213 10,123 13,141 34,477 Overdue operations Aggravated risk rating Potential Loss 28,971 25,749 Provision < 100% Renegotiations 8,128 724 1,278 6,544 246 31% 2,502 88%

11,021 5,896 7,042 11,213 12,135 11,147 2,498 10,123 11,383 13,141 7,398 1,326 1,665 1,571 1,587 754 1,509 Fully Provisioned 1,258 2,281 1,074 721 2,820 Overdue 2,628 785 3,714 3,498 309 9,717 475 13,801 8,813 8,917 6,992 11,806 69% 6,807 12%

5,151 125 7,363

911 6,419 Sep-19 Jun-20 Sep-20

Sep-19 Jun-20 Sep-20 Sep-19 Jun-20 Sep-20

Retail—Brazil ¹ Wholesale—Brazil ¹ Latin America ²

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Itaú Unibanco Holding S.A. 14

Management

Management Discussion & Analysis | Income Statement Analysis

Itaú

Credit Quality

Highlights

- Loan portfolio reprofiling, intended to help our clients cope with the economic effects of the pandemic, has continued to impact the ratio of NPL 90 days overdue (NPL 90), which reached its lowest level since the merger between Itaú and Unibanco. However, these indicators do not reflect the full impact of the crisis on the credit quality.
- The ratio of NPL 15 to 90 days overdue (NPL 15-90) increased in the quarter, driven by the end of grace period of loans reprofiled in previous periods, in the individuals and very small, small and middle-market companies segments.

Nonperforming Loans


R$ billions
16.6
14.3
17.3
14.4
19.7
16.1
17.5
14.7
15.1
12.7
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** the decrease of 14.0% compared to the previous quarter is driven by the reprofiling of the loan portfolio to help our clients cope with the effects of the pandemic.

NPL Ratio (%) | over 90 days


3.4
3.4
3.5
3.2
2.6
2.9
3.0
3.1
2.7
2.2
4.7
4.8
5.1
5.0
4.3
2.3
2.3
2.3
2.0
1.4
1.4
1.9
2.0
1.4
1.2
1.4
0.5
1.1
0.7
0.5
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Total
Brazil¹
Individuals
Corporate
Very Small, Small and Middle Market Companies
Latin America²

Both the total NPL 90 days ratio and the ratio for Brazil decreased compared to the previous quarter, both reaching their lowest levels since the merger between Itaú and Unibanco. In Brazil, the ratios for all segments decreased compared to the previous quarter, mainly driven by the reprofiling of the loan portfolio. The ratios for individuals and for very small, small and middle-market companies reached their lowest level since the merger between Itaú and Unibanco. However, these indicators do not reflect the impacts of the crisis on the quality of credit yet. The ratio for the corporate segment decreased compared to the previous quarter due to the loans written off as losses related to one specific client. The decline in Latin America was mainly driven by the individuals segment in Chile and the companies segment in Colombia.

NPL Ratio (%) | 15 to 90 days


2.3
2.2
2.4
2.3
2.6
2.4
1.7
1.7
2.0
1.9
3.2
3.1
3.5
2.4
3.0
2.5
2.3
3.0
1.9
1.7
1.4
1.6
1.9
1.0
1.1
0.7
1.2
0.7
0.9
0.7
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

The ratio of NPL 15 to 90 days overdue increased compared to the previous quarter due to the end of the grace period of loans reprofiled in previous periods. In Brazil, this ratio was impacted by increases in the individuals and very small, small and middle market companies segments, which had reached the lowest level since the merger between Itaú and Unibanco in the previous quarter driven by the loan portfolio reprofiling. The ratio for the corporate segment decreased from the previous quarter due to the renegotiation of a specific client and the regularization of overdue operations of another client, with no concentration in a specific sector. In Latin America, the NPL 15-90 ratio decreased mainly in the companies segment in Chile.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Itaú Unibanco Holding S.A.

15

Management Discussion & Analysis Income Statement Analysis Coverage Ratio | 90 days 339% 281% 229% 239% 208% 97% 102% 100% 106% 86% Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Total Total (Expanded) 930% 1013% 920% 487% 638% 470% 341% 315% 238% 247% 215% 269% 238% 253% 228% 207% 212% 183% 193% 169% Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Total—Brazil¹ Latin America ex-Brazil Retail Banking—Brazil Wholesale Banking—Brazil The increase of 58 percentage points in the total coverage ratio resulted from a decrease in the balance of non-performing loans over 90 days overdue, driven by the loan portfolio reprofiling and the provisioning recognized due to the change in the macroeconomic scenario from the second half of March, which was captured by our expected loss provisioning model. ¹ Includes units abroad ex-Latin America. Loan Portfolio Write-Off R$ millions 4,919 5,436 5,261 4,623 4,305 0.8% 0.7% 0.8% 0.8% 0.8% 3Q19 4Q19 1Q20 2Q20 3Q20 Write-Off Write-Off / Loan Portfolio (*) (*) Loan portfolio average balance for the previous two quarters. Loan portfolio write-offs decreased by 3.2% compared to the previous quarter driven by our operations in Latin America and in the Retail Banking segment in Brazil. The ratio of written-off operations to the average balance of the loan portfolio remains consistent with the previous quarters. NPL Creation over Credit Portfolio(*) 1.6% 1.7% 1.7% 1.2% 1.1% 1.0% 0.9% 0.9% 0.8% 0.5% 0.4% 0.7% 0.8% 0.6% 0.1% 0.1% 0.1% 0.1% -0.1% -0.3% 3Q19 4Q19 1Q20 2Q20 3Q20 Total Retail Banking—Brazil Wholesale Banking—Brazil Latin America ex-Brazil Compared to the previous quarter, the decrease was due to the decline in the inflow into the portfolio of loans more than 90 days overdue in the Retail Banking segment in Brazil, driven by the reprofiling of the loan portfolio. (*) Credit portfolio of the previous quarter without financial guarantees provided and corporate securities Renegotiated Loans Operations By overdue period measured at the time of renegotiation R$ billions The increase of 1.5% in renegotiated loan operations was mostly seen Brazil in portfolios overdue for longer than 30 days at the time of 26.0 25.7 28.9 32.6 32.4 renegotiation, for both individuals and companies, and also in Latin 36.3 America. Therefore, the coverage ratio and the NPL 90 went down in 35.7 31.7 3.9 the quarter. 28.4 28.1 3.2 2.5 2.7 1.6 1.7 2.4 1.7 2.0 2.0 9.8 9.8 7.9 39.5% 39.3% 37.8% 7.6 7.3 6.1 7.6 5.2 5.5 8.1 33.7% 32.6% 1.3 1.0 1.1 1.3 1.3 9.9 9.6 11.9 12.5 11.8 16.8% 17.0% 15.3% 11.5% 8.9% Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Non-overdue Up to 30 days overdue 31-90 days overdue Over 90 days overdue Written-off as a Loss Latin America Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Coverage Ratio (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- The 12.0% increase from the second quarter of 2020 was driven by the recovery of economic activity. It is worth highlighting the revenues from credit and debit cards, for both issuance and acquiring activities. Higher levels of capital market activity have positively impacted the result of the investment banking business.

- Higher revenue from funds management, investment banking and brokerage in the first nine months of the year were partially offset by lower revenue from acquiring activities.

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Credit and Debit Cards	**2,836**	**2,511**	**12.9%**	**3,194**	**-11.2%**	**8,371**	**9,666**	**-13.4%**
Card Issuance	2,194	1,983	10.6%	2,262	-3.0%	6,464	6,665	-3.0%
Acquiring	642	528	21.5%	932	-31.1%	1,907	3,001	-36.5%
Current Account Services	**1,919**	**1,836**	**4.5%**	**1,885**	**1.8%**	**5,715**	**5,558**	**2.8%**
Asset Management	**1,322**	**1,298**	**1.8%**	**1,375**	**-3.9%**	**4,115**	**3,713**	**10.8%**
Fund Management Fees	1,159	1,144	1.4%	1,200	-3.4%	3,622	3,188	13.6%
Consórcio Administration Fees	162	154	5.2%	176	-7.6%	492	525	-6.2%
Advisory Services and Brokerage	**1,245**	**779**	**59.8%**	**698**	**78.5%**	**2,951**	**1,683**	**75.4%**
Credit Operations and Guarantees Provided	**575**	**503**	**14.3%**	**607**	**-5.3%**	**1,700**	**1,867**	**-8.9%**
Collection Services	**480**	**428**	**12.2%**	**498**	**-3.7%**	**1,370**	**1,454**	**-5.8%**
Other	**359**	**319**	**12.4%**	**294**	**22.1%**	**986**	**829**	**18.9%**
Latin America (ex-Brazil)	**730**	**721**	**1.2%**	**715**	**2.0%**	**2,168**	**2,183**	**-0.7%**
Commissions and Fees	**9,465**	**8,396**	**12.7%**	**9,267**	**2.1%**	**27,375**	**26,951**	**1.6%**
Result from Insurance Operations[1]	1,629	1,508	8.0%	1,575	3.4%	4,690	4,857	-3.4%
Total	**11,094**	**9,904**	**12.0%**	**10,842**	**2.3%**	**32,065**	**31,808**	**0.8%**

[1] Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

The economic recovery positively impacted the revenues from issuance and acquiring activities.

In issuance activities, revenue grew by 10.6% in the quarter, in line with the increase in revenue. Gains decreased by 3.0% year-on-year.

In acquiring activities, revenue grew by 21.5% in the quarter driven by higher revenues from Merchant Discount Rates (MDR) and increase of transaction volume. In the first nine months of the year, acquiring revenue was down 36.5%, impacted by lower revenues from MDR and machine rental. Even so, it is worth noting that the transaction volume of the first nine months of 2020 is at a higher level than in the same period last year.

Card Issuance Activities

Transaction Volume
3Q20

R$129.5 billion
▲ + 27.8% (vs. 2Q20)
▼ - 2.8% (vs. 3Q19)

credit
▲ + 26.3% (vs. 2Q20)
▼ - 5.4% (vs. 3Q19)

debit
▲ + 32.1% (vs. 2Q20)
▲ + 5.4% (vs. 3Q19)


R$ millions
34.1
33.0
32.5
29.8
29.8
29.7
133,276
31,988
101,289
101,335
25,509
75,826
129,502
33,706
95,796
3Q19
2Q20
3Q20
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts – does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

Transaction Volume
3Q20

R$131.0 billion
▲ + 27.7% (vs. 2Q20)
▲ + 10.2% (vs. 3Q19)

credit
▲ + 27.3% (vs. 2Q20)
▲ + 3.1% (vs. 3Q19)

debit
▲ + 28.4% (vs. 2Q20)
▲ + 22.9% (vs. 3Q19)


R$ millions
1,465
1,418
1,349
118,877
42,242
76,636
102,521
40,429
62,092
130,959
51,929
79,030
3Q19
2Q20
3Q20
Credit Card Transactions Volume
Debit Card Transactions Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A.

17

Income Statement Analysis Current Account Services Revenue from current account services was up 4.5% on the previous quarter driven by the end of the Programa Travessia contingency actions, higher revenue from the companies segment packages and the increase in transactions driven by the economic recovery. In the year-to-date, the increase in the volume of operations offset the effect of the reduced number of paying clients, driven by exemptions for investment guarantees and exemptions for payroll. Asset Management Fund Management Fund management fees were up 1.4% during the quarter, driven by higher number of business days and increased revenue from administration fees, in addition to the increase of 3.4% in the AuM balance. Compared to the first nine months of 2019, the increase of 13.6% was driven by higher revenue from performance and administration fees, in addition to the 4.1% increase in the AuM balance. Managed Portfolio and Investment Funds R$ billions +3.4% +4.1% 1,290 1,363 1,276 1,299 1,343 Sep-19 Dec-19 Mar-19 Jun-20 Sep-20 Note: Does not include Latin America (ex-Brazil). Consórcio Administration Fees Consórcio administration fees were up 5.2% in the quarter driven by higher volume of operations. Loan Operations and Financial Guarantees Provided Revenue from loan operations and financial guarantees provided increased by 14.3% compared to the previous quarter, driven by higher economic activity in this quarter, mainly related to the increase in vehicle financing operations. Compared to the first nine months of 2019, this revenue was down 8.9%, driven by the lower volume of loan operations and financial guarantees provided. Collection Services Revenue from collection services was up 12.2% on the previous quarter, as a result of the higher volume due to the increased economic activity in the period. Compared to the first nine months of 2019, this revenue was down 5.8% driven by the lower volume and reduced average collection fee. Advisory Services and Brokerage Revenue from advisory and brokerage services were up R$466 million on the last quarter due to the higher volume of operations. Compared to the first nine months of 2019, this revenue increased by R$1,268 million due to higher levels of capital market activity. Fixed Income: we engaged in local operations totaling R$5,014 million distributed up to September 2020, taking first place in the Brazilian Financial and Capital Markets Association (ANBIMA) ranking. Mergers and Acquisitions: up to September 2020, we provided financial advisory services on 35 transactions in South America, totaling US$8,332 million and maintaining the top position in the Dealogic ranking. Itaú Unibanco Holding S.A. 18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Itaú

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by the higher managerial financial margin and the increase in commissions and fees, in third party insurance services and pension plans.
- Compared to the first nine months of 2019, the result decreased, driven by the lower level of premiums earned, the gains from the liability adequacy testing carried out on pension plan in the second quarter of 2019, the lower revenue from premium bonds and the increase in retained claims.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Earned Premiums	1,027	1,046	-1.8%	1,105	-7.1%	3,155	3,232	-2.4%
Revenues from Pension Plan	60	50	18.8%	57	4.8%	174	231	-24.7%
Revenues from Premium Bonds	92	61	49.8%	113	-18.7%	261	322	-19.2%
Managerial Financial Margin	148	25	495.2%	(41)	-	139	52	168.9%
Commissions and Fees	536	495	8.3%	556	-3.5%	1,581	1,561	1.3%
Earnings of Affiliates	133	161	-17.7%	129	2.6%	412	417	-1.2%
Revenues from Insurance, Pension Plan and Premium Bonds	**1,996**	**1,839**	**8.6%**	**1,920**	**4.0%**	**5,722**	**5,815**	**-1.6%**
Retained Claims	(363)	(321)	13.0%	(338)	7.3%	(1,014)	(935)	8.4%
Insurance Selling Expenses	(4)	(10)	-55.7%	(6)	-28.7%	(19)	(23)	-19.7%
Result from Insurance, Pension Plan and Premium Bonds	**1,629**	**1,508**	**8.0%**	**1,575**	**3.4%**	**4,690**	**4,857**	**-3.5%**
Recurring Net Income	**687**	**652**	**5.4%**	**627**	**9.6%**	**1,951**	**1,968**	**-0.8%**

The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by the higher managerial financial margin, due to the higher return on assets, and the increase in commissions and fees, particularly in third-party insurance services and in pension plans. These effects were partially offset by the reduction in earned premiums, mainly in credit life and protected card portfolios, and by the increase in retained claims, due to the COVID-19 pandemic. Compared to the first nine months of 2019, the result decreased driven by the lower premiums earned, the gains resulting from the liability adequacy testing carried out on pension plans in the second quarter of 2019, the lower revenue from premium bonds, and the increase in retained claims from credit life, protect card, life and personal accident insurance policies.

Earned Premiums Breakdown


R$ millions
1,105
1,124
1,082
1,046
1,027
9.3%
9.4%
1.4%
17.6%
15.6%
46.7%
9.3%
9.3%
1.3%
17.3%
15.8%
46.9%
6.6%
10.0%
1.3%
17.3%
16.2%
48.5%
6.1%
10.4%
1.3%
16.4%
16.8%
48.9%
6.3%
10.7%
1.4%
15.6%
16.6%
49.5%
3Q19
4Q19
1Q20
2Q20
3Q20
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

Retained Claims Breakdown


R$ millions
28.9%
28.7%
29.2%
29.4%
33.7%
338
330
329
321
363
24.5%
10.6%
13.2%
46.4%
25.5%
11.3%
15.6%
39.9%
20.6%
11.2%
18.6%
44.4%
19.2%
5.6%
12.4%
14.5%
47.0%
18.0%
11.1%
13.2%
48.9%
3Q19
4Q19
1Q20
2Q20
3Q20
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other
Insurance Claims/Earned Premiums

Technical Provisions


R$ billions
3.2
3.5
8.2
45.0
158.6
R$218.6
billion
Insurance
- 11.8% (vs. 3Q19)
Premiums Bonds
- 0.6% (vs. 3Q19)
Traditional
+ 13.0% (vs. 3Q19)
PGBL
+ 3.5% (vs. 3Q19)
VGBL
+ 0.3% (vs. 3Q19)

Pro Forma Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	3Q20	3Q19	Δ
Earned Premiums	964	1,038	-7.2%
Retained Claims	(299)	(269)	11.2%
Selling Expenses	(3)	(4)	-22.5%
Underwriting Margin	**661**	**765**	**-13.6%**
Managerial Financial Margin	22	15	51.3%
Commissions and Fees	124	114	8.6%
Other Income and Expenses [1]	(366)	(488)	-25.0%
Recurring Net Income	**442**	**407**	**8.6%**
Recurring Return on Allocated	**82.9%**	**73.6%**	**9.3 p.p.**
Combined Ratio	**64.9%**	**61.9%**	**3.0 p.p.**

[1] Includes earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

The results of recurring insurance activities, which consist of bancassurance products related to life, property, credit life and third-party insurance policies, increased by 8.6% year-on-year. This growth was driven by the revenues of third-party insurance policies sales, the reduction in non-interest expenses and by the higher earnings of affiliates. These effects were partially offset by the reduction in earned premiums, due to the sale of the insurance company in Chile and the lower sales of credit life insurance, and the increase in retained claims, mainly due to the COVID-19 pandemic.

Itaú Unibanco Holding S.A.

19

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Compared to the previous quarter, non-interest expenses increased by 4.7%, due to the impact of the collective wage agreement and the increase in variable costs, related to the resumption of economic activity. Additionally, non-interest expenses in Latin America increased driven by foreign exchange variations.
- The continuous investment in technology has enabled some cost efficiencies, such as the closure of 203 physical branches in Brazil in the last 12 months and the voluntary severance program offered in the second half of 2019, which was joined by approximately 3,500 employees, which led to reduced expenses compared to the first nine months of last year.

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Personnel Expenses	(5,333)	(5,135)	3.9%	(5,634)	-5.3%	(15,649)	(16,480)	-5.0%
Compensation, Charges and Social Benefits	(3,732)	(3,549)	5.2%	(3,592)	3.9%	(10,755)	(10,688)	0.6%
Management and Employees' Profit Sharing [1]	(1,015)	(1,021)	-0.6%	(1,395)	-27.2%	(3,115)	(3,919)	-20.5%
Employee Terminations and Labor Claims	(571)	(550)	3.7%	(616)	-7.4%	(1,728)	(1,761)	-1.8%
Training	(15)	(15)	2.6%	(31)	-51.4%	(51)	(112)	-54.7%
Administrative Expenses	(4,083)	(4,015)	1.7%	(4,169)	-2.0%	(12,126)	(12,516)	-3.1%
Third-Party Services, Security and Transportation	(1,418)	(1,379)	2.8%	(1,376)	3.0%	(4,180)	(4,074)	2.6%
Data Processing and Telecommunications	(871)	(832)	4.7%	(952)	-8.5%	(2,510)	(2,880)	-12.8%
Facilities and Materials	(692)	(712)	-2.7%	(726)	-4.7%	(2,085)	(2,224)	-6.2%
Depreciation and Amortization	(643)	(644)	-0.1%	(556)	15.6%	(1,905)	(1,634)	16.6%
Advertising, Promotions and Publications	(214)	(200)	6.8%	(274)	-21.8%	(650)	(846)	-23.2%
Financial System Services	(166)	(160)	3.5%	(137)	20.8%	(503)	(419)	19.9%
Other	(79)	(87)	-9.2%	(147)	-46.2%	(291)	(438)	-33.5%
Operating Expenses	(1,200)	(1,037)	15.7%	(1,300)	-7.7%	(3,432)	(3,560)	-3.6%
Selling - Credit Cards	(516)	(536)	-3.7%	(627)	-17.8%	(1,772)	(1,886)	-6.1%
Contingencies, Claims and Other	(684)	(501)	36.3%	(673)	1.7%	(1,660)	(1,674)	-0.8%
Other Tax Expenses [2]	(95)	(111)	-14.0%	(84)	13.7%	(304)	(263)	15.5%
Latin America (ex-Brazil) [3]	(1,967)	(1,812)	8.6%	(1,610)	22.2%	(5,333)	(4,796)	11.2%
Total	(12,678)	(12,109)	4.7%	(12,796)	-0.9%	(36,843)	(37,615)	-2.1%

(1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and Cofins. (3) Does not consider overhead allocation.

In Brazil, the increase in non-interest expenses in the quarter was driven by: (i) higher personnel expenses, due to the effects of the negotiation of the collective wage agreement, including a 1.5% salary adjustment and a R$2,000 bonus paid in September to each employee in Brazil; (ii) higher administrative expenses due to an increase in third party services, driven by the economic recovery, and on data processing and telecommunications; (iii) higher operating expenses; and (iv) higher expenses in Latin America, mainly driven by foreign exchange variations.

Compared to the first nine months of 2019, the closure of physical branches, leading to reduced fixed costs, the voluntary severance program offered in the second half of 2019 and lower employee profit sharing expenses were the main reasons for the decrease in non-interest expenses. In addition, expenses related to data processing and telecommunications, advertising, promotions and publications, and credit cards selling activities, also decreased. The sum of these effects led to a 2.1% decrease in non-interest expenses during the period.

Number of Employees - in thousands



96.8
12.7
0.5
83.5
94.9
12.7
0.5
81.7
95.3
12.7
0.5
82.1
97.4
12.6
0.5
84.3
96.9
12.1
0.5
84.3
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Brazil
Abroad (ex-Latin America)
Latin America

Note: Includes the employees of companies controlled by the Bank.

96.9 thousand
employees at the end of the 3Q20

▼ **- 0.5%** (3Q20/2Q20)
▲ **+ 0.2%** (3Q20/3Q19)

As part of our commitment to speeding up our digital transformation process, we hired additional personnel for the technology area and, from the second quarter of 2020, the employees of Zup are taken into account, which led to our workforce increasing by 0.2% year-on-year. In March 2020, we temporarily suspended dismissals without cause, among various initiatives taken in the context of the COVID-19 crisis. In September, all human resources activities, including hiring, promotions and terminations, were resumed.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio

Efficiency Ratio:


45.5
44.0
44.4
46.5
48.0
46.6
45.5
45.0
45.1
45.7
3Q19
4Q19
1Q20
2Q20
3Q20
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)

12-month period: decrease of 100 basis points on a year-on-year basis. Cost efficiency actions led to a decrease of 1.1% in non-interest expenses, whereas revenue was up 0.9%.

Non-interest expenses in Brazil


2.4%
1.8%
-0.7%
-6.8%
-4.2%
-0.5%
-2.5%
-4.0%
-9.0%
-7.4%
3Q19
4Q19
1Q20
2Q20
3Q20
Non-interest expenses growth year over year
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)

Non-interest expenses in Brazil were down 4.2% year-on-year. In the same period, inflation was 3.1% (IPCA). The actual decrease in the third quarter of 2020, adjusted for inflation, was 7.4% year-on-year.

Branches Efficiency Ratio in 3Q20

Brick and Mortar Branches	Digital Branches
73.1%	32.0%

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs of Banco24Horas increased by 2.2% compared to the same period of the previous year, driven by the agreement with Tecban for the replacement of our external network of ATMs.


47,518
46,271
45,701
45,809
45,889
23,173
23,780
23,268
23,386
23,676
1,162
1,107
1,091
1,066
585
576
576
571
572
22,598
20,808
20,766
20,767
20,575
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Brazil
ESB
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and higher demand for services through digital channels led to the annual decrease of 6.1% in the number of brick-and-mortar branches in Brazil.


4,704
4,504
4,501
4,488
4,432
196
196
196
196
196
3,330
3,158
3,156
3,155
3,127
675
671
671
669
664
503
479
478
468
445
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)
Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
106	302	284	2,684	598

(*) In September 2020. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.
21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets grew by 1.7% in the quarter and 21.4% in the last 12 months. During the quarter, we highlight the increases of 4.8% in loan operations and 3.2% in financial investments.
- Deposits grew by 5.2% in the quarter and by 55.9% in the last 12 months, mainly due to the increase in demand deposits, time deposits and savings deposits.

Assets (In R$ millions, end of period)	3Q20	2Q20	Δ	3Q19	Δ
Current and Long-term Assets	**2,073,487**	**2,039,147**	**1.7%**	**1,703,927**	**21.7%**
Cash and cash equivalent	101,034	85,428	18.3%	62,410	61.9%
Interbank Investments	326,336	316,297	3.2%	239,450	36.3%
Securities and Derivative Financial Instruments	628,174	645,988	-2.8%	510,657	23.0%
Interbank and Interbranch Accounts	131,196	127,087	3.2%	131,052	0.1%
Loan, Lease and Other Loan Operations	689,327	657,478	4.8%	576,020	19.7%
(Allowance for Loan Losses)	(50,208)	(48,286)	4.0%	(33,467)	50.0%
Other Assets	247,629	255,155	-2.9%	217,805	13.7%
Permanent Assets	**36,633**	**35,975**	**1.8%**	**34,414**	**6.4%**
Total Assets	**2,110,120**	**2,075,122**	**1.7%**	**1,738,339**	**21.4%**

Liabilities (In R$ millions, end of period)	3Q20	2Q20	Δ	3Q19	Δ
Current and Long-Term Liabilities	**1,964,551**	**1,934,181**	**1.6%**	**1,597,176**	**23.0%**
Deposits	765,019	727,196	5.2%	490,838	55.9%
Deposits Received under Securities Repurchase Agreements	315,624	316,954	-0.4%	296,503	6.4%
Fund from Acceptances and Issue of Securities	139,783	145,140	-3.7%	130,883	6.8%
Interbank and Interbranch Accounts	60,847	51,945	17.1%	60,317	0.9%
Borrowings and Onlendings	91,073	95,184	-4.3%	77,770	17.1%
Technical Provisions for Insurance	78,426	89,137	-12.0%	47,441	65.3%
Bonds	218,584	218,386	0.1%	216,060	1.2%
Other Liabilities	295,194	290,238	1.7%	277,364	6.4%
Deferred Income	**3,203**	**3,123**	**2.5%**	**2,632**	**21.7%**
Minority Interest in Subsidiaries	**11,808**	**11,461**	**3.0%**	**12,812**	**-7.8%**
Stockholders' Equity	**130,559**	**126,357**	**3.3%**	**125,719**	**3.8%**
Total Liabilities and Equity	**2,110,120**	**2,075,122**	**1.7%**	**1,738,339**	**21.4%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate the impacts on fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation determines that gains and losses due to exchange rate variations on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from the financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose the net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

In R$ millions, end of period	3Q20	2Q20	Δ
Investments Abroad	66,665	63,532	4.9%
Net Foreign Exchange Position (Except Investments Abroad)	(122,374)	(112,773)	8.5%
Total	**(55,708)**	**(49,240)**	**13.1%**
Total in US$	**(9,877)**	**(8,992)**	**9.8%**

The net foreign exchange position includes not only the hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- The individual loans portfolio was up 3.9% in the quarter, and the highlights included increases, driven by the economic recovery, in the following portfolios: (i) vehicles, with a resulting increase in client demand; and (ii) credit cards. In 12 months, the portfolio grew by 3.4% and highlights were increases in vehicles, mortgages and personal loans.
- The companies portfolio grew by 7.7% in the quarter, boosted by working capital, due to the granting of credit lines through the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (Fundo Garantidor de Investimentos – FGI). Additional highlights include the increases in the vehicles and rural loans portfolios. In 12 months, the portfolio grew by 31.0%, with major increases in vehicles, working capital and export/import financing.

Credit Portfolio by Product

In R$ billions, end of period	3Q20	2Q20	Δ	3Q19	Δ
Individuals - Brazil (1)	**236.9**	**228.0**	**3.9%**	**229.0**	**3.4%**
Credit Card Loans	77.5	72.9	6.4%	83.3	-7.0%
Personal Loans	35.8	36.4	-1.8%	33.4	7.1%
Payroll Loans (2)	50.8	50.4	0.8%	49.3	2.9%
Vehicle Loans	21.5	19.5	10.4%	18.0	19.6%
Mortgage Loans	51.3	48.8	5.1%	44.8	14.3%
Rural Loans	0.0	0.1	-29.7%	0.1	-51.7%
Companies - Brazil (1)	**246.4**	**228.7**	**7.7%**	**188.1**	**31.0%**
Working Capital (3)	153.4	131.4	16.7%	103.7	47.9%
BNDES/Onlending	9.4	9.7	-3.0%	12.2	-23.1%
Export / Import Financing	57.5	63.2	-8.9%	49.7	15.9%
Vehicle Loans	11.0	10.1	9.8%	7.3	50.9%
Mortgage Loans	4.7	5.0	-4.8%	4.9	-4.0%
Rural Loans	10.3	9.4	9.6%	10.3	0.0%
Latin America (4)	**206.1**	**200.8**	**2.7%**	**158.9**	**29.7%**
Total without Financial Guarantees Provided	**689.3**	**657.5**	**4.8%**	**576.0**	**19.7%**
Financial Guarantees Provided	71.0	70.0	1.4%	65.7	8.0%
Total with Financial Guarantees Provided	**760.3**	**727.5**	**4.5%**	**641.7**	**18.5%**
Corporate Securities (5)	86.7	83.9	3.4%	61.7	40.6%
Total Risk	**847.0**	**811.3**	**4.4%**	**703.4**	**20.4%**

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

As of September 30, 2020

Only 15.3% of the credit risk is concentrated on the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	7.8	1.0%	0.4%
10 Largest debtors	37.5	4.9%	1.8%
20 Largest debtors	54.5	7.2%	2.6%
50 Largest debtors	85.1	11.2%	4.0%
100 Largest debtors	116.0	15.3%	5.5%

(*) Including financial guarantees provided

Credit Portfolio without Financial Guarantees


In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
576
657
689
3Q19
2Q20
3Q20

Companies Credit Portfolio with Financial Guarantees by Business Sectors

In R$ billions, end of period

		3Q20	2Q20
▲ 3.4%	**Public Sector**	**5.8**	**5.6**
▲ 4.5%	**Private Sector**	**434.6**	**416.1**
▲ 2.8%	Real Estate	30.4	29.5
▲ 7.0%	Transportation	26.8	25.0
▲ 2.7%	Food and beverage	24.9	24.2
▲ 5.9%	Agribusiness and fertilizers	24.1	22.7
▼ -1.1%	Vehicles and auto parts	19.9	20.1
▲ 5.8%	Energy and water treatment	18.3	17.3
▼ -4.1%	Banks and financial institutions	17.4	18.2
▲ 2.8%	Petrochemical and chemical	15.1	14.7
▲ 0.8%	Infrastructure work	12.8	12.7
▲ 2.6%	Mining	11.7	11.4
▼ -8.1%	Steel and metallurgy	11.0	12.0
▲ 5.9%	Pharmaceutical and cosmetics	10.8	10.2
▼ -3.1%	Telecommunications	9.8	10.1
▲ 7.4%	Electronic and IT	9.4	8.7
▲ 17.9%	Entertainment and tourism	8.4	7.1
▼ -12.9%	Oil and gas	8.0	9.2
▲ 6.6%	Capital Assets	6.7	6.3
▲ 7.5%	Footwear and clothing	6.6	6.1
▼ -7.2%	Construction Material	6.0	6.5
▲ 4.4%	Services - Other	54.7	52.4
▲ 6.3%	Commerce - Other	29.7	28.0
▲ 0.8%	Industry - Other	13.0	12.9
▲ 16.7%	Other	59.3	50.8
▲ 4.4%	**Total**	**440.4**	**421.7**

Itaú Unibanco Holding S.A.

23

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio[1] (individuals and companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Sep-20	32.7%	21.4%	21.6%	15.1%	9.1%
Sep-14	30.5%	20.5%	15.5%	15.8%	17.6%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Sep-20	52.6%	47.4%
Sep-14	66.4%	33.6%

Payroll loans

R$50.8 bn as of September 30, 2020

▲ + 0.8% (vs. Jun-20) ▲ + 2.9% (vs. Sep-19)

The payroll loans portfolio for INSS pensioners grew by 1.0% compared to the end of June 2020.

Portfolio by origination (%)
3rd Quarter of 2020


55%
45%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
3rd Quarter of 2020


6.6
3.5
40.7
INSS
Private sector
Public sector

Mortgage loans[2]

R$56.0 bn as of September 30, 2020

▲ + 4.2% (vs. Jun-20) ▲ + 12.5% (vs. Sep-19)

91.5% of the mortgage portfolio is individuals

99.8% guaranteed by fiduciary alienation

Originations
3rd Quarter of 2020

R$6.0 bn

▲ + 42.1% (vs. 3Q19)

89.4% of total credit mortgage is done by borrowers

Loan-to-value

Ratio of the amount of the financing to the value of real estate property

Vintage (quarterly average): 64.2%

Portfolio: 36.3%

Corporate loans

R$129.7 bn as of September 30, 2020

▲ + 2.1% (vs. Jun-20) ▲ + 25.4% (vs. Sep-19)

In the third quarter of 2020, the origination[3] of credit increased by 52% compared to the same period of the previous year.

Credit cards

R$77.5 bn as of September 30, 2020

▲ + 6.4% (vs. Jun-20) ▼ - 7.0% (vs. Sep-19)


9.9%
9.6%
80.5%
11.3%
10.1%
78.6%
8.9%
7.9%
83.2%
Sep-19
Jun-20
Sep-20
Revolving credit + overdue loans[1]
Installment with interest
Transactor[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installments without interest.

Vehicles financing

R$21.5 bn as of September 30, 2020

▲ + 10.4% (vs. Jun-20) ▲ + 19.6% (vs. Sep-19)

Originations
3rd Quarter of 2020

R$4.6 bn

▲ + 43.3% (vs. 3Q19)

Average Term	% Average Down Payment	Average Ticket
45 months	37%	R$37.1 thousand

Loan-to-value

Vintage (quarterly average): 61.5%

Portfolio: 61.0%

Very small, small and middle market

R$116.7 bn as of September 30, 2020

▲ + 14.8% (vs. Jun-20) ▲ + 37.7% (vs. Sep-19)

In the third quarter of 2020, the origination[3] of credits for very small, small and middle-market companies increased by 65% on the previous year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A.

24

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

Funding from clients grew by 4.1% in the quarter and 44.5% in the last 12 months, boosted by (i) demand deposits, up 7.6% inthe quarter and 55.4% in the last 12 months, (ii) savings deposits, up 5.3% in the quarter and 23.0% in the last 12 months, and (iii) time deposits, up 4.8% in the quarter and 72.6% in the last 12 months. This growth is associated with the positive flow of funds, noted from the second half of March 2020.

In R$ millions, end of period	3Q20	2Q20	Δ	3Q19	Δ
Funding from Clients (A)	**839,765**	**806,755**	**4.1%**	**581,328**	**44.5%**
Demand Deposits	127,827	118,787	7.6%	82,245	55.4%
Savings Deposits	172,391	163,755	5.3%	140,122	23.0%
Time Deposits	460,926	439,797	4.8%	267,029	72.6%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	2,729	3,392	-19.5%	6,492	-58.0%
Funds from Bills[1] and Structured Operations Certificates	75,891	81,024	-6.3%	85,440	-11.2%
Other Funding (B)	**199,180**	**202,827**	**-1.8%**	**155,422**	**28.2%**
Onlending	11,464	11,694	-2.0%	13,246	-13.5%
Borrowings	79,609	83,490	-4.6%	64,524	23.4%
Securities Obligations Abroad	63,891	64,116	-0.4%	45,443	40.6%
Other[2]	44,215	43,526	1.6%	32,209	37.3%
Portfolio Managed and Investment Funds (C)	**1,377,413**	**1,331,135**	**3.5%**	**1,316,634**	**4.6%**
Total (A) + (B) + (C)	**2,416,358**	**2,340,717**	**3.2%**	**2,053,384**	**17.7%**

Assets under Management	**1,867,200**	**1,801,077**	**3.7%**	**1,613,273**	**15.7%**
Own Products	**1,578,374**	**1,525,860**	**3.4%**	**1,360,600**	**16.0%**
Open Plataform[3]	**288,826**	**275,217**	**4.9%**	**252,673**	**14.3%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes: Investment Funds, Bank Deposit Certificates, Agribusiness Letters of Credit and Real Estate Letters of Credit.

Loans and funding

The ratio of loan portfolio to funding net of compulsory deposits and cash and cash equivalents reached 76.8% in the third quarter of 2020.



93.3%
91.9%
81.2%
75.6%
76.8%
78.2%
76.7%
71.1%
65.1%
66.3%
In R$ Billions
737
618
576
760
635
583
900
788
640
1,010
870
657
1,039
897
689
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserve and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A. 25

Management Discussion & Analysis | Capital and Risk

Itaú

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the adequacy of its capital to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On September 30, 2020, our Tier I Capital reached 12.4%, consisting of 10.7% Common Equity Tier I and of 1.7% Additional Tier I.


12.1%
1.7%
10.4%
0.4%
0.2%
-0.3%
12.4%
1.7%
10.7%
Tier I Jun-20
Net Income and Dividends
Prudential Adjustments¹
Credit RWA
Tier I Sep-20
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Mostly tax credits.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 4.3% driven by the net income for the period partially offset by the payment of mandatory minimum dividends.

RWA: increase of R$28,117 million. The higher amount of credit risk-weighted assets (RWA_{CPAD}) was mainly driven by foreign exchange variation and increases in the loan portfolio during the period.

BIS ratio: increase of 20 basis points mainly driven by the net income for the period. In September, 2020, our BIS ratio was 345 basis points above the minimum required with capital buffers (10.25%).

In R$ million, end of period	3Q20	2Q20
Common Equity Tier I	**113,910**	**108,119**
Tier I (Common Equity + Additional Capital)	**132,272**	**126,214**
Referential Equity (Tier I and Tier II)	**146,894**	**140,650**
Total Risk-weighted Assets (RWA)	**1,068,739**	**1,040,622**
Credit Risk-weighted Assets (RWA_{CPAD})	948,063	922,909
Operational Risk-weighted Assets (RWA_{OPAD})	92,792	92,476
Market Risk-weighted Assets (RWA_{MINT})	27,884	25,237
Common Equity Tier I Ratio	**10.7%**	**10.4%**
Tier I Capital Ratio	**12.4%**	**12.1%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**13.7%**	**13.5%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

In R$ millions	Sep-20	Jun-20
HQLA	328,202	283,267
Potential Cash Outflows	168,331	158,126
LCR (%)	195.0%	179.1%

Net Stable Funding Ratio (NSFR)

In R$ millions	Sep-20	Jun-20
Available Stable Funding	932,718	892,597
Required Stable Funding	754,386	728,795
NSFR (%)	123.6%	122.5%

For 2020, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses expected in normal market conditions.

In R$ millions, end of period	3Q20	2Q20
VaR by Risk Factor		
Interest Rates	337	388
Currency	12	17
Shares of Stock Exchange	11	21
Commodities	2	1
Diversification Effect	**(177)**	**(230)**
Total VaR	185	197
Maximum VaR in the quarter	**250**	**698**
Average VaR in the quarter	**208**	**341**
Minimum VaR in the quarter	**171**	**166**

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on the Investor Relations website at www.itau.com.br/investor-relations, in section Reports - Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A.

26

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Banking

Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies.

Highlights

- Decrease in the financial margin was driven by the migration towards lower-spread products and higher expenses driven by the collective wage agreement executed in September 2020.These negative effects were partially offset by the increase in revenue from cards, both in acquiring and issuing activities. These effects together led to a 19.6% decrease in recurring net income of the segment for this quarter.
- This 56.9% decrease in recurring net income, on a year-on-year basis, was due to lower revenues from financial margin and card services in addition to the increase in cost of credit.

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ
Operating Revenues	**17,433**	**17,691**	**-1.5%**	**20,215**	**-13.8%**
Managerial Financial Margin	9,761	10,603	-7.9%	12,131	-19.5%
Commissions and Fees	5,913	5,448	8.5%	6,308	-6.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,759	1,639	7.3%	1,777	-1.0%
Cost of Credit	**(5,040)**	**(5,018)**	**0.4%**	**(4,238)**	**18.9%**
Retained Claims	**(360)**	**(320)**	**12.5%**	**(321)**	**12.3%**
Other Operating Expenses	**(9,927)**	**(9,575)**	**3.7%**	**(10,541)**	**-5.8%**
Income before Tax and Minority Interests	**2,105**	**2,777**	**-24.2%**	**5,116**	**-58.8%**
Income Tax and Social Contribution	**(660)**	**(974)**	**-32.3%**	**(1,768)**	**-62.7%**
Minority Interests in Subsidiaries	**(20)**	**(28)**	**-29.3%**	**(37)**	**-45.4%**
Recurring Net Income	**1,426**	**1,774**	**-19.6%**	**3,311**	**-56.9%**
Recurring Return on Average Allocated Capital	12.5%	15.3%	-2.8 p.p.	33.2%	-20.7 p.p.
Efficiency Ratio (ER)	55.0%	51.8%	3.2 p.p.	49.7%	5.3 p.p.

Loan Portfolio (R$ billion)



+ 6.7%
+ 8.8%
269.2
283.1
282.6
274.4
292.9
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

Segment highlights

New alternative mortgage loans

We have launched two new alternative mortgage loans. Mortgage loans with savings interest rates is a credit line towards new acquisitions, with the interest rate composed of a fixed annual percentage rate of 3.99% plus a variable based on the savings interest rate equivalent to 70% of the Selic rate. Credit secured by financed property, in turn, is aimed at clients who already have raised mortgage loans at Itaú. Under this credit line, the client raises a personal credit by pledging the financed property as collateral, with the interest rate linked to the real estate financing. Clients with no borrowing raised at Itaú have the possibility of requesting credit portability.

Digital Transformation in the Retail Banking

Use of Digital Channels [1]

number of current account holders (in millions)



10.7
12.2
13.7
1.1
1.2
1.2
Sep-18
Sep-19
Sep-20
Individuals
Companies

[1] Internet, mobile and SMS on Retail Bank.

Share of Transactions

through digital channels*

	9M20	9M18
Credit	25%	18%
Investments	47%	40%
Payments	86%	74%

* Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment.

Online account opening flow

Individuals accounts (in thousands)



165
276
512
3Q18
3Q19
3Q20

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Banking

Wholesale Banking is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) Itaú Asset Management, a specialized asset manager, and iv) the products and services offered to high net worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- Net income of the Wholesale Banking segment was up 137.8% from the previous quarter. This increase was driven by higher commissions and fees, mainly from revenues from investment banking and brokerage services, and lower cost of credit. These positive effects were partially offset by higher expenses driven by the collective wage agreement.
- Higher cost of credit driven by the new macroeconomic scenario was the main driver for the 13.3% decrease in recurring net income, on a year-on-year basis.

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ
Operating Revenues	**8,211**	**7,790**	**5.4%**	**7,580**	**8.3%**
Managerial Financial Margin	4,966	5,123	-3.1%	4,661	6.5%
Commissions and Fees	3,067	2,551	20.2%	2,804	9.4%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	178	116	53.1%	115	55.2%
Cost of Credit	**(1,279)**	**(2,757)**	**-53.6%**	**(257)**	**398.0%**
Retained Claims	**(3)**	**(1)**	**248.8%**	**(18)**	**-84.8%**
Other Operating Expenses	**(4,235)**	**(3,999)**	**5.9%**	**(3,858)**	**9.7%**
Income before Tax and Minority Interests	**2,695**	**1,033**	**161.0%**	**3,447**	**-21.8%**
Income Tax and Social Contribution	**(813)**	**(189)**	**330.0%**	**(1,055)**	**-22.9%**
Minority Interests in Subsidiaries	**80**	**(19)**	**-527.3%**	**(130)**	**-161.4%**
Recurring Net Income	**1,962**	**825**	**137.8%**	**2,262**	**-13.3%**
Recurring Return on Average Allocated Capital	13.1%	5.6%	7.5 p.p.	20.0%	- 6.9 p.p.
Efficiency Ratio (ER)	49.2%	48.9%	0.3 p.p.	48.5%	0.7 p.p.

Loan Portfolio (R$ billion)


+ 3.5%
+29.2%
306.8
299.9
357.1
383.1
396.4
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

Assets under management -ANBIMA ranking (R$ billion)


+ 3.0%
- 0.5%
745.6
770.8
724.8
720.2
741.8
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Assets under management (Itaú Unibanco e Intrag)

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to any segment.

In R$ millions	3Q20	2Q20	Δ	3Q19	Δ
Operating Revenues	**2,745**	**2,530**	**8.5%**	**2,462**	**11.5%**
Managerial Financial Margin	2,201	2,050	7.4%	2,279	-3.4%
Commissions and Fees	485	397	22.1%	155	211.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	59	84	-29.7%	28	113.6%
Cost of Credit	**0**	**6**	**-**	**-**	**-**
Other Operating Expenses	**(136)**	**(177)**	**-23.1%**	**(174)**	**-21.9%**
Income before Tax and Minority Interests	**2,609**	**2,359**	**10.6%**	**2,288**	**14.0%**
Income Tax and Social Contribution	**(955)**	**(739)**	**29.4%**	**(692)**	**37.9%**
Minority Interests in Subsidiaries	**(11)**	**(14)**	**-25.9%**	**(12)**	**-9.4%**
Recurring Net Income	**1,643**	**1,606**	**2.3%**	**1,584**	**3.7%**
Recurring Return on Average Allocated Capital	28.5%	33.3%	-4.8 p.p.	17.2%	11.3 p.p.
Efficiency Ratio (ER)	3.1%	3.6%	-0.5 p.p.	2.3%	0.8 p.p.

Itaú Unibanco Holding S.A.
28

Management Discussion & Analysis | Activities Abroad

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 96.3% of the recurring net income for the quarter.

Brazil[1] (In R$ millions, end of period)	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Operating Revenues	**25,427**	**24,734**	**2.8%**	**27,309**	**-6.9%**	**76,572**	**79,143**	**-3.2%**
Managerial Financial Margin	14,696	15,221	-3.4%	16,871	-12.9%	45,644	48,654	-6.2%
Financial margin with clients	13,616	14,553	-6.4%	15,841	-14.0%	43,510	45,625	-4.6%
Financial margin with the Market	1,080	667	61.9%	1,030	4.9%	2,134	3,029	-29.5%
Commissions and Fees	8,735	7,675	13.8%	8,551	2.1%	25,207	24,769	1.8%
Revenues from Insurance[2]	1,996	1,839	8.6%	1,887	5.8%	5,722	5,720	0.0%
Cost of Credit	**(5,363)**	**(7,061)**	**-24.1%**	**(3,945)**	**35.9%**	**(21,781)**	**(10,868)**	**100.4%**
Provision for Loan Losses	(5,261)	(6,766)	-22.2%	(4,284)	22.8%	(21,618)	(11,840)	82.6%
Impairment	(346)	(196)	76.5%	(70)	397.1%	(631)	(142)	344.0%
Discounts Granted	(611)	(747)	-18.2%	(295)	107.1%	(1,619)	(957)	69.3%
Recovery of Loan Loans Written Off as Losses	856	648	32.0%	704	21.6%	2,087	2,071	0.8%
Retained Claims	**(363)**	**(321)**	**13.0%**	**(326)**	**11.3%**	**(1,014)**	**(901)**	**12.5%**
Other Operating Expenses	**(12,221)**	**(11,806)**	**3.5%**	**(12,871)**	**-5.0%**	**(36,220)**	**(37,656)**	**-3.8%**
Non-interest expenses	(10,658)	(10,241)	4.1%	(11,095)	-3.9%	(31,336)	(32,508)	-3.6%
Tax Expenses and Other[3]	(1,564)	(1,565)	-0.1%	(1,776)	-11.9%	(4,884)	(5,148)	-5.1%
Income before Tax and Minority Interests	**7,480**	**5,546**	**34.9%**	**10,168**	**-26.4%**	**17,558**	**29,718**	**-40.9%**
Income Tax and Social Contribution	**(2,605)**	**(1,715)**	**51.9%**	**(3,322)**	**-21.6%**	**(5,165)**	**(9,565)**	**-46.0%**
Minority Interests in Subsidiaries	**(31)**	**(42)**	**-27.9%**	**(48)**	**-36.5%**	**(135)**	**(186)**	**-27.4%**
Recurring Net Income	**4,844**	**3,788**	**27.9%**	**6,798**	**-28.7%**	**12,258**	**19,967**	**-38.6%**
Share	**96.3%**	**90.1%**	**6.2 p.p**	**95.0%**	**1.3 p.p**	**93.2%**	**94.8%**	**- 1.5 p.p**
Recurring Return on Average Allocated Capital	**16.8%**	**13.5%**	**3.3 p.p**	**24.6%**	**- 7.8 p.p**	**14.4%**	**24.7%**	**- 10.3 p.p**

Latin America (In R$ millions, end of period)	3Q20	2Q20	Δ	3Q19	Δ	9M20	9M19	Δ
Operating Revenues	**2,962**	**3,276**	**-9.6%**	**2,948**	**0.5%**	**9,033**	**8,815**	**2.5%**
Managerial Financial Margin	2,232	2,555	-12.7%	2,200	1.4%	6,865	6,537	5.0%
Financial margin with clients	1,938	1,915	1.2%	1,780	8.9%	5,558	5,299	4.9%
Financial margin with the Market	293	640	-54.2%	420	-30.2%	1,307	1,238	5.6%
Commissions and Fees	730	721	1.2%	715	2.0%	2,168	2,183	-0.7%
Revenues from Insurance[2]	-	-	-	32	-	-	95	-
Cost of Credit	**(956)**	**(708)**	**35.0%**	**(550)**	**73.8%**	**(2,394)**	**(1,475)**	**62.3%**
Provision for Loan Losses	(1,076)	(795)	35.4%	(638)	68.7%	(2,679)	(1,695)	58.1%
Impairment	-	-	-	-	-	-	-	-
Discounts Granted	(6)	(3)	84.3%	(5)	26.7%	(14)	(41)	-66.0%
Recovery of Loan Loans Written Off as Losses	126	90	39.9%	92	36.2%	299	261	14.6%
Retained Claims	-	-	-	**(12)**	-	-	**(34)**	-
Other Operating Expenses	**(2,076)**	**(1,945)**	**6.7%**	**(1,702)**	**22.0%**	**(5,580)**	**(5,191)**	**7.5%**
Non-interest expenses	(2,020)	(1,868)	8.1%	(1,701)	18.7%	(5,507)	(5,107)	7.8%
Tax Expenses and Other[3]	(56)	(77)	-27.4%	(1)	6548.2%	(74)	(84)	-11.9%
Income before Tax and Minority Interests	**(71)**	**622**	**-111.4%**	**683**	**-110.4%**	**1,058**	**2,114**	**-50.0%**
Income Tax and Social Contribution	**177**	**(186)**	**-195.0%**	**(194)**	**-191.4%**	**(141)**	**(547)**	**-74.3%**
Minority Interests in Subsidiaries	**80**	**(19)**	**-527.8%**	**(130)**	**-161.5%**	**(28)**	**(467)**	**-94.1%**
Recurring Net Income	**186**	**417**	**-55.4%**	**359**	**-48.1%**	**889**	**1,100**	**-19.1%**
Share	**3.7%**	**9.9%**	**-6.2 p.p**	**5.0%**	**-1.3 p.p**	**6.8%**	**5.2%**	**1.5 p.p**
Recurring Return on Average Allocated Capital	**5.7%**	**13.4%**	**-7.7 p.p**	**12.5%**	**-6.8 p.p**	**12.6%**	**9.7%**	**2.9 p.p**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. dollar
+ 3.0% (3Q20 vs. 2Q20)
+ 35.4% (3Q20 vs. 3Q19)
R$ 4.164
R$ 5.476
R$ 5.640
3Q19
2Q20
3Q20


Colombian peso vs. BRL
- 0.3% (3Q20 vs. 2Q20)
- 18.4% (3Q20 vs. 3Q19)
835.42
683.53
681.66
3Q19
2Q20
3Q20


Uruguayan peso vs. BRL
- 2.0% (3Q20 vs. 2Q20)
- 14.9% (3Q20 vs. 3Q19)
8.85
7.68
7.53
3Q19
2Q20
3Q20


Argentine peso vs. BRL
+ 5.0% (3Q20 vs. 2Q20)
- 2.3% (3Q20 vs. 3Q19)
13.82
12.86
13.50
3Q19
2Q20
3Q20


Chilean peso vs. BRL
- 7.0% (3Q20 vs. 2Q20)
- 20.3% (3Q20 vs. 3Q19)
175.01
149.84
139.41
3Q19
2Q20
3Q20


Paraguayan guarani vs. BRL
- 0.2% (3Q20 vs. 2Q20)
- 19.2% (3Q20 vs. 3Q19)
1,531
1,240
1,237
3Q19
2Q20
3Q20

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note:Information for Latin America is presented in nominal currencies.

Itaú Unibanco Holding S.A. 29

Global Footprint

Itaú

Our business abroad focuses on the following activities:

1. Corporate & Investment
2. Asset Management
3. Private Banking
4. Retail



France
England
Spain
Portugal
Germany
Switzerland
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,061	5,407	1,577	981	3,115	12,141	535	96,948
Branches & CSBs	26	184	82	42	111	445	-	4,432
ATMs	62	406	175	298	125	1,066	-	45,889

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 33 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Corpbanca 3Q20	Itaú Corpbanca 2Q20	Itaú Corpbanca Δ	Itaú Argentina 3Q20	Itaú Argentina 2Q20	Itaú Argentina Δ	Itaú Paraguay 3Q20	Itaú Paraguay 2Q20	Itaú Paraguay Δ	Itaú Uruguay 3Q20	Itaú Uruguay 2Q20	Itaú Uruguay Δ
Operating Revenues	1,814	1,969	-8%	423	445	-5%	286	292	-2%	488	467	4%
Managerial Financial Margin	1,471	1,602	-8%	333	373	-11%	212	212	0%	266	258	3%
Financial Margin with Clients	1,348	1,407	-4%	247	199	24%	149	151	-1%	223	215	4%
Financial Margin with the Market	123	194	-37%	87	174	-50%	63	61	2%	43	43	1%
Commissions and Fees	343	367	-7%	89	72	23%	75	79	-6%	221	209	6%
Cost of Credit	(452)	(648)	-30%	(476)	(11)	4122%	(12)	(26)	-54%	(18)	(59)	-70%
Provision for Loan Losses	(564)	(732)	-23%	(477)	(13)	3496%	(17)	(30)	-44%	(20)	(59)	-65%
Recovery of Loans Written Off as Losses	116	86	35%	1	2	-45%	5	5	16%	5	1	228%
Other Operating Expenses	(1,335)	(1,272)	5%	(258)	(227)	14%	(137)	(129)	7%	(303)	(290)	5%
Non-Interest Expenses	(1,334)	(1,268)	5%	(228)	(199)	15%	(133)	(125)	7%	(303)	(289)	5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(3)	-80%	(29)	(28)	4%	(4)	(4)	0%	(0)	(1)	-
Income before Tax and Minority Interests	26	49	-46%	(311)	207	-250%	137	137	0%	166	118	41%
Income Tax and Social Contribution	89	28	213%	149	(85)	-276%	(55)	(55)	-1%	(65)	(44)	50%
Minority Interests in Subsidiaries [1]	84	(18)	-577%	-	-	-	-	-	-	-	-	-
Recurring Net Income	199	60	234%	(161)	122	-232%	82	82	1%	101	75	35%
Return on Average Equity - Annualized	12.0%	3.4%	8.6 p.p.	-41.1%	32.8%	-73.9 p.p.	23.4%	24.7%	-1.2 p.p.	19.3%	14.9%	4.4 p.p.
Efficiency Ratio	73.6%	64.5%	9.1 p.p.	58.1%	47.6%	10.4 p.p.	47.2%	43.4%	3.8 p.p.	62.2%	62.0%	0.2 p.p.

(1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Corpbanca

- Lower margin with the market due to the sale of securities in the previous quarter, partially offset by the volatility of local interest and inflation rates.

Itaú Argentina

- Additional provision for corporate clients due to the macroeconomic scenario.
- Lower margin with the market due to gains on securities in the previous quarter.
- Higher personnel expenses.

Itaú Paraguay

- Lower cost of credit due to the improved quality of corporate clients portfolio.

Itaú Uruguay

- Lower cost of credit due to the improved quality of the corporate clients portfolio.
- Higher operating expenses, due to the gradual recovery in the volume of transactions.

Itaú Unibanco Holding S.A. 30

Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Itaú Unibanco Shares

Itaú Unibanco Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded as deposit receipts (ADRs) on the New York Stock Exchange (NYSE).

Market Capitalization

R$220 billion | **US$39** billion

The market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Market Consensus (ITUB4)


Sell
Buy

Buy 08 Hold 06 Sell 00

Source: Thomson Reuters

Corporate Structure Chart and Free Float Participation


Free Float*
36.73% ON
81.87% PN
66.36% Total
Egydio de Souza Aranha Family
63.27% ON
18.13% PN
33.64% Total
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
39.21% ON
0.004% PN
19.91% Total
51.71% ON
26.26% Total
Free Float*
7.76% ON
99.59% PN
52.95% Total
Itaú Unibanco Holding S.A.
Non Voting Shares
Free Float
Brazilian Investors in B3
38%
4.8 bn
Foreigners in NYSE
26%
36%
Foreigners in B3

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Strengths of our ownership

- Family ownership and control ensuring a long-term view
- Professional management team
- Broad shareholder base (52.95% of our shares are free floating)
- Strong corporate governance

Performance in the Capital Market

Price and volume	(R$) ITUB4 (Common Shares)	(R$) ITUB3 (Non-voting shares)	(US$) ITUB (ADR)
Closing price at 09/30/2020	**22.50**	**21.38**	**3.98**
Maximum price in the quarter	28.49	26.20	4.76
Average price in the quarter	25.27	23.78	4.67
Minimum price in the quarter	22.30	21.22	4.60
Closing price at 06/30/2020	**25.45**	**24.00**	**4.69**
Closing price at 09/30/2019	**35.03**	**30.12**	**8.41**
Change in 3Q20	**-11.6%**	**-10.9%**	**-15.1%**
Change in the last 12 months	**-35.8%**	**-29.0%**	**-52.7%**
Average daily trading volume in 3Q20 - million	**901.3**	**13.4**	**125.3**
Average daily trading financial volume in 12 months - million	**951.3**	**23.1**	**163.3**

Shareholder base and indicators	09/30/20	06/30/20	09/30/19
Number of shares - million	**9,804**	**9,804**	**9,804**
Common shares (ON) - million	4,958	4,958	4,958
Non-voting shares (PN) - million	4,846	4,846	4,846
Treasury shares - million	**41.7**	**41.7**	**60.0**
Number of outstanding shares - million	**9,762**	**9,762**	**9,744**
Number of shareholders	**513,451**	**434,090**	**239,255**
Recurring Net Income per share in the quarter (R$)	**0.52**	**0.43**	**0.73**
Net Income per share in the quarter (R$)	**0.46**	**0.35**	**0.57**
Book value per share (R$)	**13.37**	**12.94**	**12.90**
Price/Earnings (P/E) [1]	**11.67**	**12.47**	**13.47**
Price/Book value (P/B) [2]	**1.68**	**1.97**	**2.72**

[1] Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; [2] Closing price of non-voting shares at end of the period/Book value per share at end of the period.

Itaú Unibanco Holding S.A.
32

Management Discussion & Analysis Glossary Glossary Executive Summary Operating Revenues The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Managerial Financial Margin The sum of the Financial Margin with Clients and the Financial Margin with the Market. Recurring Return on Average Equity – Annualized Obtained by dividing the Recurring Net Income by the Average Stockholders’ Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at annual stockholders’ or Board meetings. Recurring Return on Average Assets – Annualized Obtained by dividing the Recurring Net Income by the Average Assets. Coverage Ratio Obtained by dividing the total allowance balance by the balance of operations more than 90 days overdue. Efficiency Ratio Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Recurring Net Income per Share Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place. Dividends and Interest on Own Capital Net of Taxes Corresponds to the distribution of part of the profits to stockholders, paid or provisioned, declared and posted in Stockholders’ Equity. Market Capitalization Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day in the period. Tier I Capital Ratio The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets. Cost of Credit Composed of the Result from Loan Losses, Impairment and Discounts Granted. Managerial Financial Margin Financial margin with clients Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the assets margin, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at the SELIC interest rate. Financial margin with the market Includes treasury banking, which manages mismatches between assets and liabilities—Asset and Liability Management (ALM), terms, and interest, foreign exchange and other rates, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Mix of Products Change in the composition of credit risk assets between periods. Average asset portfolio Includes the portfolio of credit and private securities net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations in the periods. Asset spreads Variation in the spreads on credit risk assets between periods. Annualized average rate of financial margin with clients Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. The quotient of this division is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate. Credit Quality NPL Ratio (over 90 days) Calculated by dividing the balance of non-performing loans over 90 days by the total loan portfolio. Loans more than 90 days overdue include the total balance of transactions with at least one installment more than 90 days overdue. NPL Creation The balance of loans that became overdue by more than 90 days during the quarter. Cost of Credit over Total Risk Calculated by dividing the Cost of Credit by the average Loan Portfolio for the last two quarters. Itaú Unibanco Holding S.A. 33

Management Discussion & Analysis Glossary Results from Insurance, Pension Plan and Premium Bonds Common Equity Tier I The sum of social capital, reserves and Underwriting Margin retained earnings, less deductions and The sum of earned premiums, retained claims prudential adjustments. and selling expenses. Additional Tier I Capital Combined Ratio Consists of instruments of aperpetual nature, The sum of retained claims, selling expenses, which meet the eligibility requirements. administrative expenses, other operating income and expenses, tax expenses for ISS, Tier I Capital PIS and COFINS and other taxes divided by The sum of the Common Equity Tier I and the earned premiums. Additional Tier I Capital. Tier II Capital Credit Portfolio Consists of subordinated debt instruments with defined maturity dates that meet the Loan-to-Value eligibility requirements. Ratio of the amount of financing to the value of the underlying real estate. Total Capital The sum of the Tier I and Tier II Capital. Funding Total Risk Weighted Assets Consists of the sum of the portion related Loan Portfolio over Gross Funding to credit risk exposure (RWACPAD), to the Obtained by dividing Loans by Gross Funding market risk capital requirement (RWAMINT) (Funding from Clients, Funds from and to the operational risk capital Acceptance and Issuance of Securities requirement (RWAOPAD). Abroad, Borrowing and Others) at the end of the period. Currency Results by Business Includes cash, bank deposits of institutions Segment without reserve requirements, foreign currency deposits in Brazil, foreign currency Retail Banking deposits abroad, and cash and cash Consists of banking products and services equivalents in foreign currency. offered to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, Capital, Liquidity and mortgage loans, insurance, pension plan and Market Indicators premium bonds products, and acquiring services, among others. Value at Risk (VaR) Wholesale Banking A statistical metric that quantifies the Consists of the activities of Itaú BBA, the unit potential economic loss expected in normal responsible for commercial operations with market conditions. The consolidated VaR of large companies and for investment banking Itaú Unibanco is calculated based on a services, the activities of our units abroad, Historical Simulation of the bank’s total and the products and services offered to exposure to market risk, at a confidence level high-net worth clients (Private Banking) and of 99%, a historical period of four years (1000 to middle market companies and institutional business days) and a holding period of one clients. day. In addition, using a conservative approach, the VaR is calculated daily, whether or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. Activities with the Market + Corporation The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders’ Equity on the last day of the period by the number of outstanding shares. Itaú Unibanco Holding S.A. 34 pwc

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of September 30, 2020, on which we issued an unmodified review report dated November 3, 2020, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended at September 30, 2020.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2020, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, November 3, 2020

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.

35

Complete Financial Statements September 30, 2020 www.itau.com.br/investor-relations facebook.com/Itaú @Itaú @Itaú /Itaú /bancoitau

Management Report 9M20

Recurring
Net Income **R$13.1** billion

Recurring
ROE 14.0%

Composition of Recurring Net Income **per business**

in R$ billions



Credit
Capital Surplus & Trading
2.1
0.4
13.1
Total
10.6
Services & Insurance

Number of **Shareholders**

in thousands



133
239
513
sep/18
sep/19
sep/20

Efficiency **Ratio %**



47.3%
46.0%
46.3%
9M18
9M19
9M20

Non-Interest **Expenses**

-2.1 % VS. SEP/19

R$ 36.8 billion

Credit **Portfolio**[1]

in R$ billions



+7.5%
+20.4%
654.1
703.4
847.0
200.0
72.3
209.1
172.7
229.7
89.5
213.2
171.0
237.7
122.5
264.8
222.0
Individuals
Very Small, Small and Middle Market Companies[2]
Large Companies
Latin Americ
sep/18
sep/19
sep/20

(1) Includes financial guarantees provided and corporate securities.
(2) Includes Rural Loans to Individuals.

Dear reader,

The first nine months of 2020 were marked by many challenges and, throughout this period, we focused on supporting our clients, employees and Brazilian society as a whole.

Since March, when the pandemic began, Brazil has experienced a significant reduction in its economic activity as a result of isolation and social distancing measures. The Brazilian economy is currently experiencing a gradual recovery, as well as the resumption of the fiscal and tax reforms and the opening up of the economy.

Our governance and risk structure enabled our preparations for weathering the crisis. We remained focused on our clients' satisfaction by maintaining the standards of services, primarily during this important transition. In addition, we have adapted and resumed the growth of the business.

Currently, we have 56,100 employees working in home offices, representing a total of 97% of employees from our central administration, call centers and digital branches operating remotely. Additionally, from the 36,199 employees working on our branches – who remain supported by safety procedures and equipment – a total of 13,788 have already worked from home at least once, reaching 38%.

As a recognition on how we have responded to the crisis towards society, employees and customers, we have received an important award. For the first time, our brand was considered the most valuable in the country in 2020, according to the Brandz Brazil ranking prepared by research and consulting company Kantar, in partnership with the WPP group. This award adds to that of Interbrand, which has ranked us the most valuable brand in Brazil for over 10 years, and that of Folha Top of Mind, thereby positioning us at the top of the country's three main rankings.

With the need for social distancing, our digital channels continue to show high growth rates. In the third quarter of 2020, 512 thousand individual accounts and 8 thousand business accounts were opened via digital channels, a growth of 85.5% and 300%, respectively, over the same period of the previous year.



Online account opening flow
in thousands
IA
BA
276
268
341
645
512
2
4
3
6
8
+ 85.5%
+ 300%
3Q19
4Q19
1Q20
2Q20
3Q20

IA = Individual Accounts
BA = Business Accounts

Even during a crisis scenario, we have remained focused on structural projects, such as the bank's digital transformation process. Our investments in technology[1] increased 39% over the nine months of 2019.

The bank's digital transformation continues to evolve based on increased investments in technology, on decentralized governance of these resources – which allows the business areas greater autonomy – and on the expansion of the "community"[2] work model. As an example, since 2019, in addition to hiring professionals specialized in technology, we acquired ZUP, a benchmark company in digital transformation, which has boosted our systems development.

1. Based on hours of development.
2. Multidisciplinary groups with professionals from different areas and specialties working together with a common objective.

38

To offer more investment options that encourage sustainable practices, we launched a new ESG fund. Itaú Asset Management launched in September the “Itaú Momento ESG” Fund, an actively managed variable income fund with a process for analyzing and selecting companies that includes aspects of sustainability, aiming for long-term returns. This is yet another demonstration of the tradition of Itaú Asset Management in the constant search for responsible investment practices, which today incorporates ESG aspects when evaluating more than 95% of the R$ 741 billion of assets under management. As of October of this year, customers holding investments with Itaú Personnalité, regardless of the amount, saw their accumulated points produce higher returns on iupp, our new shopping and benefits platform. The points can be used to reduce the monthly amount of the card invoice or for purchases on the iupp marketplace. Also, a greater number of people are now exempted for the annual fee on premium cards. Exemption from annual fees on the Visa Infinite and Mastercard Black cards is now available to customers with investments starting at R$ 250 thousand. Pix: a new way for making payments and transfers quickly and easily. Like the traditional DOCs and TEDs, beginning in November we will be providing Pix, the Central Bank’s new instant payments system. The tool enables money to be transferred instantly to any institution on any day of the week or public holiday, at no cost to individual clients. There is no need to inform all banking data: all it takes is the Pix key that enables identification of the user’s account (personal/corporate tax number, e-mail or cellphone). The solution can also be accessed using iti, which aims to democratize access to financial services, regardless of current accounts. Since October 2020, our customers have been able to link their accounts to be part of Pix by registering their keys on our digital channels. This means they can enjoy the Itaú security level when using the new transfer modality. Remaining focused on innovation, we launched the “iPhone para Sempre” (iPhone Forever) program in which customers with the bank’s cards can easily purchase a new model of the device. The program allows our cardholders to acquire an iPhone using the bank’s apps. The initiative provides for an extended installment plan and, after 21 months, they have the option of changing the phone or returning it. The continuous search for positive impact actions is part of our role and of the legacy we wish to leave to the nation. In the previous quarter we announced a partnership with Bradesco and Santander to create the Amazon Plan with the purpose of promoting the sustainable development of the region and protecting the forest. In October 2020, with the same institutions, we joined the Brazil Climate, Forest and Farming Coalition which is focused on implementing actions to foster a new economic development model based on the low-carbon economy and, in this manner, address the challenges of climate change and enable real progress on the climate and livestock farming agenda in Brazil. Additionally, the year 2020 marks the tenth edition of our “Leia para uma Criança” (Read to a Child) program which has distributed more than 57 million physical books for free since 2010, with 26 titles published. The initiative aims to encourage reading to children, in addition to reiterating the importance of this activity not only for literacy, but for creating bonds and the development of the children. The traditional free distribution of physical books began on October 1st. Orders can be placed through the site www.euleioparaumacrianca.com.br, and anyone can join, whether or not they are an Itaú customer. 3.6 million books are expected to be distributed. The works also have versions accessible in Braille and with enlarged fonts. 39

Creating value means obtaining financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business. We present below the key indicators comprising our results: In R$ billions 9M20 9M19 Variation Income Information Operating Revenues 1 85.6 88.0 -2.7% Managerial Financial Margin 52.5 55.2 -4.9% Financial Margin with Clients 49.1 50.9 -3.6% Financial Margin with the Market 3.4 4.3 -19.3% Comissions and Fees 27.4 27.0 1.6% Revenues from Insurance, Pension Plans and Premium Bonds operations 5.7 5.8 -1.6% before Retained Claims and Selling Expenses Cost of Credit (24.2) (12.3) 95.9% Non-Interest Expenses (36.8) (37.6) -2.1% Recurring Net Income 13.1 21.1 -37.6% Net Income 11.3 19.1 -40.8% Recurring Return on Annualized Average Equity 2 14.0% 23.5% -950 bps September 30, 2020 September 30, 2019 Variation Balance Sheet Information Total Assets 2,110 1,738 21.4% Total Loan Portfolio 3 847.0 703.4 20.4% NPL Ratio (90 days) 2.2% 2.9%—70 bps Tier I Capital 12.4% 14.1% - 170 bps 9M20 9M19 Variation Shares Weighted Average Number of Outstanding Shares—in millions 9,759 9,739 0.2% Net Income per Share—Basic—R$ 1.16 1.96 -40.8% Book Value per Share R$ ( Outstanding on 09/30) 13.37 12.90 3.6% September 30, 2020 September 30, 2019 Variation Outros (1) Fonte: Banco Central do Brasil Branches 4,432 4,704 -5.8% Branches and Client Service Branches (CSBs) 4,236 4,508 -6.0% Digital Branches 196 196 0.0% Employees4—in thousands 96.9 96.8 0.2% Brazil 84.3 83.5 0.9% Abroad 12.7 13.2 -4.2% (1) Operating Revenues are the sum of the Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plans and Premium Bonds, before the Retained Claims and Sales Expenses; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate; (3) Total Loan Portfolio includes Financial Guarantees Provided and Corporate Securities. (4) In March 2020, we temporarily suspended cause dismissals, among the different initiatives taken in the context of the COVID-19 crisis. In September, all people management activities, including hiring, promotions and dismissals, were resumed. 40

Results & Capital Management The percentages of increase or decrease in this section refer to the comparison between the first nine months of 2020 in relation to the same period of 2019, unless otherwise indicated. In the first nine months of 2020, our Net Income Attributable to Controlling Shareholders reached R$ 13.1 billion, down by 37.6% compared to the same period in the previous year. The Recurring Return on Annualized Average Equity was 14.0%. We highlight the 20.4% growth of total credit portfolio. The growth of the portfolios in the main segments was: • 3.5% for private individuals; •36.9% in very small, small and middle market companies in Brazil; 24.2% in large companies in Brazil; 29.8% in our Latin America operations, affected primarily by exchange rate variation; Compared to the first nine months of 2019, the credit origination in Brazil grew 34.4%, namely: 8.0% for individuals; 31.6% for very small, small and middle market companies; and 56.8% for large companies. In the case of individuals, vehicle loans grew by 19.6% year-on-year. We wish to highlight the adaptation of our business model in the segment, given that the industry experienced a decline in sales in the early months of the year, reflecting both the reduction in demand and the decline in production by the automotive manufacturers. We have detected a growing demand in the used vehicle segment, given the shortfall in offerings in the new vehicle segment. As a result, we have achieved our record invoicing in the last ten years, and we ended the quarter in second place in vehicle financing among the banks. Our real estate credit portfolio for private individuals grew by 14.3% year-on-year. In this segment, we had record production in July, August and September. In the nine-month period, growth in production was 42.1% over the same period of the previous year. This result was supported by our ground-breaking development of a low-interest platform and the launch of new products and timely solutions appropriate for economic scenario and our clients’ needs. New client-focused solutions Credit for acquiring property: Real Estate Credit Fixed interest rate for the duration of the contract. • Rates of TR+6.9% p.a. • Financing for up to 90% of the property value. Client knows what rate they will pay during the life of the contract. We are working with the government on joint actions to expand the offering of solutions for our clients and society. Credit using property: Property-collateralized credit Personal credit for those with their own (paid off) property looking for more attractive conditions • Rates start at TR+0.94% p.m. Offerings for clients of the entire retail network Up to 10 years to pay Real Estate Credit at Savings Account Interest Rates NEW An innovative facility where the interest rate is equal to the savings account rate. Rates start at 5.39% p.a. (fixed rate of 3.99% p.a. + return on Savings account) • Installments ~20% smaller on account of the economic scenario • Ceiling limit on the rate ensures security for our customers Financed Property Guarantee Credit NEW New credit option for clients whose property is financed, with lower interest rates and longer repayment terms Same rates as for Real Estate financing • Amount of the credit can include the residual balance • Enables portability with cashback 41

Such was the acceptance of the new products that we achieved market leadership among private banks in granting real estate credit in the third quarter of 2020. We are working with the government on joint actions to expand the offering of solutions for our clients and for society. In the very small and small company segment, we disbursed R$ 3.9 billion to around 47 thousand companies under the National Support Program for Very Small and Small Companies (local acronym, Pronampe). In addition to the Pronampe program, the bank is also working with the Investment Guarantee Fund (FGI BNDES) within the scope of the Emergency Program for Access to Credit intended for very small, small and middle market companies with gross annual operating revenue of up to R$300 million, self-employed truck drivers that use the financing to purchase capital goods essential to their business, and Individual Entrepreneurs and Individual Businessmen. This program has already distributed R$ 12.6 billion to more than 11 thousand companies. The financial margin with clients and the financial margin with the market comprise our managerial financial margin, which slipped back by 4.9% during the first nine months of the 2020 financial year. Portfolio growth notwithstanding, we suffered a reduction of 3.6% in the financial margin with clients on account of the lower spreads on credit products, changes in the regulations on interest rates on overdraft accounts, and the adverse impact of the reduction in the interest rate on our own working capital and liabilities margin. The high market volatility during the first quarter of 2020 led to a reduction of 19.3% in the financial margin with the market. Revenues from services and insurance rose by 1.0% during the year. This growth can be attributed to the following increases: 13.6% in fund management because of the increase of 10.8% in the balance of assets under administration and higher performance fees. In addition, worthy of note is the balance of assets raised on our open platform, which totaled R$ 288.8 billion, growth of 14.3% in comparison with the same period of the previous year; and 75.4% in financial economic advisory and brokerage resulting from greater activity in the capital markets. The cost of credit decreased 18.7% in relation to the second quarter of 2020 and rose by 40.6% in relation to the same period of the previous year. This can be attributed to the relevant change in the macroeconomic scenario as of the second half of March 2020, which was captured by our expected loss provisioning model, generated a greater expense for allowance for loan losses. Non-interest expenses declined by 2.1% in the first nine months of 2020 in comparison with the same period of 2019. This reduction is related to our strategic cost management and continuous investment in technology, which enabled us to take action such as closing branches and the voluntary redundancy program launched in the second half of 2019, resulting in lower fixed costs and headcount. Another highlight of the first nine months of 2020 was the increase in funding. Our funding from clients rose by 44.5% in relation to September of 2019, primarily because of growth in the following segments: 72.6% in term deposits; 55.4% in demand deposits; and 23.0% in savings deposits. These growth figures reflect the positive flow of resources as of the second half of March 2020. 42

Acquisition of interest in the Fintech Quanto

We acquired preferred shares of the Fintech Quanto, a pioneer in open banking in Brazil. Our holding, approved in July by the Central Bank of Brazil, reinforces our agenda of innovation and customer focus, given the relevant changes in Brazil's financial system.

Diversifying our investments is important for the liquidity of our assets and reflects our greater involvement in the Brazilian capital markets.

In September, we reached the important milestone of 500 thousand shareholders, growth of 108% since the end of December of 2019. This means that our investor base has more than doubled in 2020 in relation to December 2019, demonstrating that diversification of investments has gained a foothold among Brazilians in a scenario of low interest rates.

We reached the milestone of
500,000
shareholders

We appreciate the trust of our half-a-million investors. This milestone strengthens our commitment, more than ever, to continue creating value in a sound and efficient manner.

We are the first IR site in Brazil with podcasts intended for shareholders.

Our podcasts include a range of options in content and format, so that our listeners remain updated on new developments within the universe of economics, investment and technology.

iTunes Spotify deezer

The Tier 1 Capital Ratio measures the ratio of the bank's capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events.

By managing our capital we aim to optimize how we invest our shareholders' resources while ensuring the bank's solidness. We present below the main events that affected our ratio in the third quarter of 2020:

Tier I Capital Ratio


Common Equity Tier I (CET I)
Additional Tier 1 Capital (AT1)
12.1%
1.7%
10.4%
Jun/20 Tier I Capital
0.4%
Net income less minimum mandatory dividends
0.2%
Prudential adjustments¹
-0.3%
RWA of Credit
12.4%
1.7%
10.7%
Sep/20 Tier I Capital

1. Mainly tax credits

On September 30, 2020, our Tier 1 Capital Ratio stood at 12.4%, 415 bps above the minimum regulatory level with capital buffers (8.25%). Our Tier 1 Capital consists of 10.7% of Core Capital and 1.7% of Additional Tier 1 Capital.

43

The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad.

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 50% in the average daily trading volume since 2018.

Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)



B3 (Common+Preferred)
NYSE (ADR)
+50%
1,253
653
600
2018
1,388
744
644
2019
1,880
1.048
832
9M20

Additionally, our shares end the period quoted at R$ 22.50 (ITUB4 - preferred shares) and R$ 21.38 (ITUB3 - common shares). We present below the evolution of R$ 100 invested on the date prior to the merger announcement - 10/31/2008 until 09/30/2020.



397
292
233
267
254
oct-08
sep-09
sep-10
sep-11
sep-12
sep-13
sep-14
sep-15
sep-16
sep-17
sep-18
sep-19
sep-20
ITUB4 dividend-adjusted
ITUB4 without adjustment for dividends
CDI Rate
Ibovespa
US Dollar

The Public Meeting with Analysts and the Disclosure of Results will be held on November 4, 2020.

Acknowledgements

Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best.

(Approved at the Meeting of the Board of Directors on November 3, 2020).

44

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to September 2020, we did not contract from the independent auditors and their related parties, non-external audit-related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations; May 27—use of technical materials. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold to the maturity those securities classified in the category “Held to Maturity”, in the amount of R$ 51.4 billion, representing 8.2% of the total securities and derivative financial instruments in September 2020. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to June 2020, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/relacoes-com-investidores > Menu > Results Center > Results. 45

ITAÚ UNIBANCO HOLDING S.A. BOARD OF DIRECTORS Co-Chairmen Pedro Moreira Salles Roberto Egydio Setubal Vice President Ricardo Villela Marino Members Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Fábio Colletti Barbosa Frederico Trajano Inácio Rodrigues Gustavo Jorge Laboissière Loyola João Moreira Salles José Galló Marco Ambrogio Crespi Bonomi Pedro Luiz Bodin de Moraes AUDIT COMMITTEE Chairman Gustavo Jorge Laboissière Loyola Members Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Luciana Pires Dias Otavio Yazbek Rogério Paulo Calderón Peres FISCAL COUNCIL Chairman José Caruso Cruz Henriques Members Alkimar Ribeiro Moura Eduardo Azevedo do Valle Accountant Arnaldo Alves dos Santos CRC 1SP210058/O-3 BOARD OF EXECUTIVE OFFICERS Chief Executive Officer Candido Botelho Bracher Senior Vice Presidents (“Diretores Gerais”) Caio Ibrahim David Márcio de Andrade Schettini Executive Vice-Presidents André Sapoznik Claudia Politanski Milton Maluhy Filho Executive Officers Alexsandro Broedel Lopes (1) Fernando Barçante Tostes Malta Leila Cristiane Barboza Braga de Melo Paulo Sergio Miron Officers Adriano Cabral Volpini Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare Emerson Macedo Bortoloto Gilberto Frussa José Virgilio Vita Neto Renato Barbosa do Nascimento Renato da Silva Carvalho (2) Renato Lulia Jacob (3) Sergio Mychkis Goldstein Tatiana Grecco (1) Group Executive Finance Director and Head of Investor Relations (2) Elected at the A/ESM of August 27, 2020, approved by the Central Bank of Brazil (BACEN) on September 09, 2020 (3) Elected in the Board of Directors’ meeting held on October 29, 2020, in phase of approval by BACEN, as well as responsibility assigned as Investor Relations Officer in compliance with CVM Instruction No. 480/09, and, until his investiture, responsibility will continue with the Executive Officer Alexsandro Broedel Lopes. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 46

ITAÚ UNIBANCO S.A.

Senior Vice President ("Diretores Gerais")
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Christian George Egan
Cristiano Guimarães Duarte
Fernando Barçante Tostes Malta
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Marcos Antônio Vaz de Magalhães
Paula Magalhães Cardoso Neves (1)
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Alexandre Borin Ribeiro (1)
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo
Andre Balestrin Cestare
André Henrique Caldeira Daré
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei (2)
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Danilo Aleixo Caffaro
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin

Officers (continued)
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli
Fabiola Bianca Gonçalves Lima Marchiori (1)
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Guilhermo Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Márcio Luís Domingues da Silva
Marco Antonio Sudano
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Oderval Esteves Duarte Filho
Pedro Barros Barreto Fernandes
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho (1)
Renato Lulia Jacob (2)
Ricardo Nuno Delgado Gonçalves
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner
Wagner Bettini Sanches

(1) Elected at the A/ESM of August 31, 2020, approval from BACEN at the 10/23/2020
(2) Elected at the A/ESM of October 02, 2020, in phase of approval by Central Bank of Brazil (BACEN)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 47

ITAU UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In millions of Reais)

Assets	Note	09/30/2020	12/31/2019
Current assets		**1,445,896**	**1,220,457**
Cash and cash equivalents		**101,034**	**62,152**
Interbank investments	**3b and 4**	**319,722**	**196,909**
Money market		271,585	169,332
Money market – Assets Guaranteeing Technical Provisions	8b	904	1,066
Interbank deposits		47,233	26,511
Securities and derivative financial instruments	**3c, 3d and 5**	**407,292**	**363,880**
Own portfolio		145,237	85,505
Subject to repurchase commitments		2,035	35,468
Pledged in guarantee		7,891	7,893
Securities under resale agreements with free movement		8,694	3,628
Deposited with the Central Bank of Brazil		5,401	3,572
Derivative financial instruments		29,146	17,764
Assets guaranteeing technical provisions	8b	208,888	210,050
Interbank accounts		**130,797**	**135,116**
Pending settlement		42,776	43,466
Central Bank of Brazil deposits		87,954	91,248
National Housing System (SFH)		2	4
Correspondents		65	41
Interbank onlending		-	357
Interbranch accounts		**396**	**373**
Loan, lease and other credit operations	**6**	**342,166**	**313,282**
Operations with credit granting characteristics	3e	362,466	333,017
(Provision for Loan Losses)	3f	(20,300)	(19,735)
Other receivables	**10a**	**143,009**	**146,254**
Sundry		143,009	146,254
Other assets	**3g**	**1,480**	**2,491**
Assets held for sale		938	1,220
(Valuation allowance)		(549)	(642)
Unearned reinsurance premiums		11	6
Prepaid expenses	10c	1,080	1,907
Long term receivables		**627,592**	**481,665**
Interbank investments	**3b and 4**	**6,614**	**3,668**
Money market		53	162
Interbank deposits		6,561	3,506
Securities and derivative financial instruments	**3c, 3d and 5**	**220,884**	**181,406**
Own portfolio		96,220	93,082
Subject to repurchase commitments		27,398	34,240
Pledged in guarantee		2,976	2,771
Securities under resale agreements with free movement		36,771	16,589
Deposited with the Central Bank of Brazil		1,071	591
Derivative financial instruments		46,768	23,912
Assets guaranteeing technical provisions	8b	9,680	10,221
Interbank accounts		**2**	**9**
Pending settlement		-	9
National Housing System (SFH)		2	-
Loan, lease and other credit operations	**6**	**296,953**	**230,847**
Operations with credit granting characteristics	3e	326,861	250,000
(Provision for Loan Losses)	3f	(29,908)	(19,153)
Other receivables		**101,675**	**64,697**
Deferred tax assets	11b I	70,229	45,933
Sundry	10a	31,446	18,764
Other assets		**1,464**	**1,038**
Prepaid expenses	3g and 10c	1,464	1,038
Permanent assets		**36,632**	**36,591**
Investments	**3h**	**16,225**	**15,853**
Investments in associates and joint ventures		15,915	15,577
Other investments		522	485
(Allowance for losses)		(212)	(209)
Real estate	**3i and 13**	**6,403**	**6,412**
Fixed assets		4,336	4,301
Other fixed assets		15,319	14,153
(Accumulated depreciation)		(13,252)	(12,042)
Goodwill and Intangible assets	**3j, 3k and 14**	**14,004**	**14,326**
Goodwill		1,088	925
Intangible assets		29,471	25,876
(Accumulated amortization)		(16,555)	(12,475)
Total assets		**2,110,120**	**1,738,713**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 48

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In millions of Reais)

Liabilities and stockholders' equity	Note	09/30/2020	12/31/2019
Current liabilities		**1,163,681**	**954,996**
Deposits	**3b and 7b**	**507,594**	**334,197**
Demand deposits		127,827	82,306
Savings deposits		172,391	144,558
Interbank deposits		3,556	2,866
Time deposits		203,768	104,458
Other deposits		52	9
Deposits received under securities repurchase agreements	**3b and 7c**	**262,139**	**237,131**
Own portfolio		22,765	72,303
Third-party portfolio		213,287	148,021
Free portfolio		26,087	16,807
Funds from acceptances and issuance of securities	**3b and 7d**	**38,558**	**51,352**
Real estate, mortgage, credit and similar notes		32,260	41,567
Foreign loans through securities		5,629	9,210
Funding from structured operations certificates		669	575
Interbank accounts		**50,623**	**48,771**
Pending settlement		48,385	48,061
Correspondents		2,238	710
Interbranch accounts		**10,225**	**5,408**
Third-party funds in transit		10,116	5,294
Internal transfer of funds		109	114
Borrowing and onlending	**3b and 7e**	**66,262**	**63,796**
Borrowing		61,649	59,932
Onlending		4,613	3,864
Derivative financial instruments	**3d and 5f**	**31,581**	**18,825**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**2,956**	**3,068**
Other liabilities		**193,743**	**192,448**
Subordinated debt	7f	7,140	4,099
Sundry	10d	186,603	188,349
Long term liabilities		**800,869**	**638,171**
Deposits	**3b and 7b**	**257,425**	**172,863**
Interbank deposits		267	155
Time deposits		257,158	172,708
Deposits received under securities repurchase agreements	**3b and 7c**	**53,485**	**32,707**
Own portfolio		53	2,696
Free portfolio		53,432	30,011
Funds from acceptances and issuance of securities	**3b and 7d**	**101,224**	**92,217**
Real estate, mortgage, credit and similar notes		42,637	57,026
Foreign loans through securities		58,262	34,656
Funding from structured operations certificates		325	535
Borrowing and onlending	**3b and 7e**	**24,811**	**12,597**
Borrowing		17,960	4,813
Onlending		6,851	7,784
Derivative financial instruments	**3d and 5f**	**46,845**	**28,990**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**215,628**	**217,598**
Other liabilities		**101,451**	**81,199**
Subordinated debt	7f	44,900	38,711
Provision for deferred income tax and social contribution	11b II	4,412	6,294
Debt instruments eligible as capital	7f	24,904	16,652
Sundry	10d	27,235	19,542
Deferred income	**3q**	**3,203**	**2,698**
Capital		97,148	97,148
Capital reserves		1,996	1,979
Revenue reserves		35,289	36,568
Other comprehensive income	3c and 3d	(2,967)	(2,434)
(Treasury shares)		(907)	(1,274)
Total stockholders' equity of controlling shareholders	**15**	**130,559**	**131,987**
Non-controlling interests	15e	11,808	10,861
Total stockholders' equity		**142,367**	**142,848**
Total liabilities and stockholders' equity		**2,110,120**	**1,738,713**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 49

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In millions of Reais, except for number of shares and earnings per share information)

	Note	07/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Income related to financial operations		**27,679**	**42,354**	**111,811**	**116,202**
Loan, lease and other credit operations		18,787	22,340	62,267	61,647
Securities and derivative financial instruments		7,449	13,789	43,193	34,828
Financial income related to insurance, pension plan and premium bonds operations	8c	1,391	3,945	1,843	13,399
Foreign exchange operations		(390)	1,096	2,666	2,672
Compulsory deposits		442	1,184	1,842	3,656
Expenses related to financial operations		**(14,604)**	**(27,504)**	**(82,628)**	**(66,571)**
Money market		(10,142)	(16,548)	(49,446)	(43,415)
Financial expenses on technical provisions for insurance, pension plan and premium bonds	8c	(1,318)	(3,824)	(1,755)	(12,933)
Borrowing and onlending		(3,144)	(7,132)	(31,427)	(10,223)
Income related to financial operations before loan losses		**13,075**	**14,850**	**29,183**	**49,631**
Result of provision for loan losses	**6**	**(5,449)**	**(3,928)**	**(21,817)**	**(10,808)**
Expenses for provision for loan losses		(6,608)	(5,534)	(24,379)	(13,950)
Income related to recovery of credits written off as loss		1,159	1,606	2,562	3,142
Gross income related to financial operations		**7,626**	**10,922**	**7,366**	**38,823**
Other operating revenues (expenses)		**(3,513)**	**(5,770)**	**(12,350)**	**(13,345)**
Commissions and banking fees	10e	9,907	10,136	29,105	29,437
Result from insurance, pension plan and premium bonds operations	8c	806	906	2,539	2,646
Personnel expenses	10f	(6,161)	(8,590)	(17,861)	(20,583)
Other administrative expenses	10g	(5,202)	(5,119)	(16,250)	(15,311)
Tax expenses	3p and 11a II	(1,614)	(1,558)	(3,931)	(5,341)
Equity in earnings of associates, joint ventures and other investments		414	332	1,082	941
Other operating revenues		417	385	1,327	1,092
Other operating expenses	10h	(2,080)	(2,262)	(8,361)	(6,226)
Operating income		**4,113**	**5,152**	**(4,984)**	**25,478**
Non-operating income		**91**	**64**	**430**	**63**
Income before taxes on income and profit sharing		**4,204**	**5,216**	**(4,554)**	**25,541**
Income tax and social contribution	**3p and 11a I**	**169**	**525**	**14,615**	**(5,845)**
Due on operations for the period		(2,422)	(3,970)	(9,618)	(8,620)
Related to temporary differences		2,591	4,495	24,233	2,775
Profit sharing – Management Members - Statutory	**16b**	**(22)**	**(93)**	**(70)**	**(266)**
Non-controlling interests	**15e**	**141**	**(72)**	**1,326**	**(329)**
Net income		**4,492**	**5,576**	**11,317**	**19,101**
Earnings per share - Basic	**18**				
Common		0.46	0.57	1.16	1.96
Preferred		0.46	0.57	1.16	1.96
Earnings per share - Diluted	**18**				
Common		0.46	0.57	1.16	1.95
Preferred		0.46	0.57	1.16	1.95
Weighted average number of outstanding shares - Basic	**18**				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,804,166,251	4,785,705,852	4,800,376,702	4,780,285,648
Weighted average number of outstanding shares - Diluted	**18**				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,850,418,664	4,846,886,334	4,833,530,654	4,822,570,952

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 50

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of Reais)

07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2020 09/30/2019 09/30/2020 09/30/2019 Consolidated net income 4,351 5,648 9,991 19,430

Financial assets at available for sale 403 (21) (1,693) 1,392 Change in fair value (21) (321) (2,935) 2,755 Tax effect (48) 17 1,250 (1,270) (Gains) / losses transferred to income statement 858 513 (15) (170) Tax effect (386) (230) 7 77 Hedge (419) (599) (4,066) (717) Cash flow hedge 5f V 309 118 604 (108) Change in fair value 610 203 1,167 (186) Tax effect (301) (85) (563) 78 Hedge of net investment in foreign operation 5f V (728) (717) (4,670) (609) Change in fair value (1,390) (1,206) (8,769) (1,022) Tax effect 662 489 4,099 413 Remeasurements of liabilities for post-employment benefits (*) 2 — 32 (64) Remeasurements 19 5 — 57 (103) Tax effect (3) — (25) 39 Foreign exchange variation in foreign investments 734 565 5,194 237

Total other comprehensive income 720 (55) (533) 848 Total comprehensive income 5,071 5,593 9,458 20,278 Comprehensive income attributable to the owners of the parent company 5,212 5,521 10,784 19,949 Comprehensive income attributable to non-controlling interests (141) 72 (1,326) 329

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Attributed to owners of the parent company									Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Retained earnings			
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**37,384**	**159**	**(1,001)**	**2,516**	**(4,552)**	**-**	**131,757**	**12,367**	**144,124**
Transactions with owners	-	513	(75)	-	-	-	-	-	-	438	338	776
Result of delivery of treasury shares	-	513	350	-	-	-	-	-	-	863	-	863
Recognition of share-based payment plans	-	-	(425)	-	-	-	-	-	-	(425)	-	(425)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	338	338
Other	-	-	-	18	-	-	-	-	-	18	-	18
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)	-	(7,285)
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	40	40	-	40
Total comprehensive income	-	-	-	-	1,392	(64)	237	(717)	19,101	19,949	329	20,278
Consolidated net income	-	-	-	-	-	-	-	-	19,101	19,101	329	19,430
Other comprehensive income	-	-	-	-	1,392	(64)	237	(717)	-	848	-	848
Appropriations:												
Legal reserve	-	-	-	922	-	-	-	-	(922)	-	-	-
Statutory reserves	-	-	-	7,171	-	-	-	-	(7,171)	-	-	-
Dividends	-	-	-	2,065	-	-	-	-	(11,048)	(8,983)	(223)	(9,206)
Balance at 09/30/2019	**97,148**	**(1,307)**	**1,848**	**30,060**	**1,551**	**(1,065)**	**2,753**	**(5,269)**	**-**	**125,719**	**12,811**	**138,530**
Change in the period	**-**	**513**	**(75)**	**(7,324)**	**1,392**	**(64)**	**237**	**(717)**	**-**	**(6,038)**	**444**	**(5,594)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,338)**	**1,974**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	367	17	-	-	-	-	-	-	384	2,748	3,132
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	(183)	-	-	-	-	-	-	(183)	-	(183)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	2,748	2,748
Other	-	-	-	(64)	-	-	-	-	-	(64)	-	(64)
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	47	47	-	47
Total comprehensive income	-	-	-	-	(1,693)	32	5,194	(4,066)	11,317	10,784	(1,326)	9,458
Consolidated net income	-	-	-	-	-	-	-	-	11,317	11,317	(1,326)	9,991
Other comprehensive income	-	-	-	-	(1,693)	32	5,194	(4,066)	-	(533)	-	(533)
Appropriations:												
Legal reserve	-	-	-	566	-	-	-	-	(566)	-	-	-
Statutory reserves	-	-	-	8,030	-	-	-	-	(8,030)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(2,251)	(2,251)	(475)	(2,726)
Interest on capital	-	-	-	-	-	-	-	-	(517)	(517)	-	(517)
Balance at 09/30/2020	**97,148**	**(907)**	**1,996**	**35,289**	**(431)**	**(1,306)**	**7,168**	**(8,398)**	**-**	**130,559**	**11,808**	**142,367**
Change in the period	**-**	**367**	**17**	**(1,279)**	**(1,693)**	**32**	**5,194**	**(4,066)**	**-**	**(1,428)**	**947**	**(481)**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 52

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	01/01 to 09/30/2020	01/01 to 09/30/2019
Adjusted net income		**51,024**	**41,691**
Net income		11,317	19,101
Adjustments to net income:		39,707	22,590
Share-based payment		(110)	(270)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		530	637
Effects of changes in exchange rates on cash and cash equivalents		15,852	(1,215)
Provision for loan losses	6c	24,379	13,950
Interest and foreign exchange income related to operations with subordinated debt		24,183	5,305
Change in technical provisions for insurance, pension plan and premium bonds	8c	7,447	10,711
Depreciation and amortization		3,717	3,361
Expense from update / charges on the provision for civil, labor, tax claims and legal obligations	9b	698	783
Provision for civil, labor, tax claims and legal obligations	9b	2,358	2,583
Interest income related to deposits in guarantee	9b	(272)	(394)
Deferred taxes (excluding hedge tax effects)		(4,676)	359
Equity in earnings of associates, joint ventures and other investments		(1,082)	(941)
Income from foreign exchange and income related to available for sale securities		(21,587)	(8,344)
Income from foreign exchange and income related to held to maturity securities		(9,530)	(3,332)
Income from sale of available for sale financial assets		(876)	(792)
Income from sale of investments, assets held for sale and fixed assets		(144)	23
Income from non-controlling interests	15e	(1,326)	329
Other		146	(163)
Change in assets and liabilities		**19,462**	**(45,108)**
(Increase) / decrease in assets		**(276,940)**	**(62,199)**
Interbank investments		(125,759)	1,554
Securities and derivative financial instruments (assets / liabilities)		(25,694)	(7,271)
Compulsory deposits with the Central Bank of Brazil		3,294	7,015
Interbank and interbranch accounts (assets / liabilities)		7,678	8,164
Loan, lease and other credit operations		(119,527)	(57,394)
Other receivables and other assets		(16,932)	(14,267)
(Decrease) / increase in liabilities		**296,402**	**17,091**
Deposits		257,959	27,414
Deposits received under securities repurchase agreements		45,786	(46,734)
Funds from acceptances and issuance of securities		(3,787)	19,317
Borrowing and onlending		14,680	9,822
Technical provision for insurance, pension plan and premium bonds		(9,458)	1,830
Other liabilities		(4,036)	9,956
Deferred income		505	7
Payment of income tax and social contribution		(5,247)	(4,521)
Net cash provided by / (used in) operating activities		**70,486**	**(3,417)**
Dividends / Interest on capital received from associates and joint ventures		428	488
Funds received from sale of available for sale securities		25,887	12,171
Funds received from redemption of held to maturity securities		8,363	4,707
(Purchase) / Disposal of assets held for sale		531	379
Disposal of investments		10	94
Disposal of fixed assets		322	121
Termination of intangible asset agreements		5	55
(Purchase) of available for sale securities		(31,588)	(27,371)
(Purchase) of held to maturity securities		(881)	(153)
(Purchase) of investments		(55)	(42)
(Purchase) of fixed assets	13	(1,085)	(1,157)
(Purchase) of intangible assets	14	(2,642)	(1,771)
Net cash provided by / (used in) investing activities		**(705)**	**(12,479)**
Subordinated debt obligations raisings		3,149	3,050
Subordinated debt obligations redemptions		(9,850)	(2,209)
Change in non-controlling interests		2,748	342
Income from delivery of treasury shares	15a	494	708
Dividends and interest on capital paid to non-controlling interests		(475)	(226)
Dividends and interest on capital paid		(11,113)	(25,476)
Net cash provided by / (used in) financing activities		**(15,047)**	**(23,811)**
Net increase / (decrease) in cash and cash equivalents		**54,734**	**(39,707)**
Cash and cash equivalents at the beginning of the period		62,152	100,902
Effects of changes in exchange rates on cash and cash equivalents		(15,852)	1,215
Cash and cash equivalents at the end of the period	3a	101,034	62,410
Cash		47,069	27,721
Interbank deposits		8,118	8,137
Securities purchased under agreements to resell - Collateral held		45,847	26,552

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 53

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	Note	01/01 to 09/30/2020	01/01 to 09/30/2019
Income		**142,951**	**141,766**
Financial operations		131,367	119,338
Commissions and Banking Fees	10e	29,105	29,437
Result from insurance, pension plan and premium bonds operations		2,539	2,646
Result from loan losses	6	(21,817)	(10,809)
Other		1,757	1,154
Expenses		**(90,989)**	**(72,797)**
Financial operations		(82,628)	(66,571)
Other		(8,361)	(6,226)
Inputs purchased from third parties		**(12,257)**	**(11,613)**
Materials, energy and others	10g	(243)	(248)
Third-party services	10g	(3,718)	(3,405)
Other		(8,296)	(7,960)
Data processing and telecommunications	10g	(2,865)	(3,220)
Advertising, promotions and publication	10g	(730)	(921)
Installations		(1,290)	(1,375)
Transportation	10g	(263)	(270)
Security	10g	(547)	(564)
Travel expenses	10g	(73)	(177)
Other		(2,528)	(1,433)
Gross added value		**39,705**	**57,356**
Depreciation and amortization	**10g**	**(2,926)**	**(2,628)**
Net added value produced by the company		**36,779**	**54,728**
Added value received through transfer - Results of equity method		**1,082**	**941**
Total added value to be distributed		**37,861**	**55,669**
Distribution of added value		**37,861**	**55,669**
Personnel		**16,008**	**18,983**
Compensation		12,298	14,448
Benefits		3,137	3,529
FGTS – government severance pay fund		573	1,006
Taxes, fees and contributions		**10,795**	**16,186**
Federal		9,639	15,044
Municipal		1,156	1,142
Return on third parties' capital - Rent		**1,067**	**1,070**
Return on capital		**9,991**	**19,430**
Dividends and interest on capital		2,768	11,048
Retained earnings attributable to controlling shareholders		8,549	8,053
Retained earnings / (loss) attributable to non-controlling shareholders		(1,326)	329

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 54

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In millions of Reais)

Assets	Note	09/30/2020	12/31/2019
Current assets		**10,562**	**26,358**
Cash and cash equivalents		**262**	**6,736**
Interbank investments	**3b and 4**	**9,010**	**5,470**
Interbank deposits		9,010	5,470
Securities and derivative financial instruments	**3c, 3d and 5**	**188**	**8,782**
Own portfolio		188	8,782
Other receivables		**1,073**	**5,347**
Income receivable		89	3,563
Sundry		984	1,784
Other assets	**3g**	**29**	**23**
Prepaid expenses		29	23
Long term receivables		**65,458**	**42,217**
Interbank investments	**3b and 4**	**59,826**	**38,887**
Interbank deposits		59,826	38,887
Securities and derivative financial instruments	**3c, 3d and 5**	**22**	**6**
Derivative financial instruments		22	6
Other receivables		**5,610**	**3,324**
Deferred tax assets	11b I	2,383	304
Deposits in guarantee for contingent, provisions and legal obligations		77	63
Sundry		3,150	2,957
Permanent assets		**129,982**	**113,772**
Investments	**3h and 12**	**129,982**	**113,772**
Investments in subsidiaries		129,982	113,772
Total assets		**206,002**	**182,347**

Liabilities and stockholders' equity

Current liabilities		**9,524**	**5,096**
Other liabilities		**9,524**	**5,096**
Social and statutory		1,391	803
Tax and social security obligations	3n and 3p	493	185
Subordinated debt	7f	7,126	4,082
Sundry		514	26
Long term liabilities		**65,811**	**45,007**
Funds from acceptances and issuance of securities	**3b and 7d**	**8,509**	**-**
Foreign loans through securities		8,509	-
Other liabilities		**57,302**	**45,007**
Tax and social security obligations	3n and 3p	16	16
Subordinated debt	7f	31,933	27,878
Provisions civil and labor		226	256
Provision for deferred income tax and social contribution	11b II	223	205
Debt instruments eligible as capital	7f	24,904	16,652
Stockholders' equity	**15**	**130,667**	**132,244**
Capital		97,148	97,148
Capital reserves		1,996	1,979
Revenue reserves		33,639	34,846
Other comprehensive income	3c and 3d	(1,209)	(455)
(Treasury shares)		(907)	(1,274)
Total liabilities and stockholders' equity		**206,002**	**182,347**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 55

ITAÚ UNIBANCO HOLDING S.A. Statement of Income

(In millions of Reais, except for number of shares and earnings per share information)

07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2020 09/30/2019 09/30/2020 09/30/2019 Income related to financial operations 916 892 3,317 3,281

Securities and derivative financial instruments 0 916 892 3,317 3,281

Expenses related to financial operations 0 (865) (574) (2,548) (1,668)

Money market (865) (574) (2,548) (1,668)

Gross income related to financial operations 51 318 769 1,613 Other operating revenues (expenses) 0 4,168 4,231 8,486 16,167

Personnel expenses 0 (35) (32) (96) (99) Other administrative expenses 0 141 (38) (833) (110) Tax expenses 11a II (13) (76) (150) (279) Equity in earnings of subsidiaries 12 4,090 4,383 9,594 16,677 Other operating revenues (expenses) 0 (15) (6) (29) (22)

Operating income 0 4,219 4,549 9,255 17,780 Non-operating income 0 — — 224 -Income before taxes on income and profit sharing 0 4,219 4,549 9,479 17,780 Income tax and social contribution 3p 392 404 1,853 691

Due on operations for the period (58) (107) (221) (385) Related to temporary differences 450 511 2,074 1,076

Profit sharing – Management Members—Statutory (1) (7) (7) (20) Net income 4,610 4,946 11,325 18,451 Earnings per share—Basic

Common 0.47 0.51 1.16 1.89 Preferred 0.47 0.51 1.16 1.89

Earnings per share—Diluted

Common 0.47 0.50 1.16 1.89 Preferred 0.47 0.50 1.16 1.89

Weighted average number of outstanding shares—Basic

Common 4,958,290,359 4,958,290,359 4,958,290,3594,958,290,359 Preferred 4,804,166,251 4,785,705,852 4,800,376,7024,780,285,648

Weighted average number of outstanding shares—Diluted

Common 4,958,290,359 4,958,290,359 4,958,290,3594,958,290,359 Preferred 4,850,418,664 4,846,886,334 4,833,530,6544,822,570,952

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income

(In millions of Reais)

07/01 to 07/01 to 01/01 to 01/01 to 09/30/2020 09/30/2019 09/30/2020 09/30/2019 Net income 4,610 4,946 11,325 18,451

Financial assets at available for sale 403 (21) (1,693) 1,392 Associates / Subsidiaries 403 (21) (1,693) 1,392 Hedge (503) 103 (4,304) (106) Cash flow hedge 317 119 613 (105) Change in fair value (3) — (3) -Tax effect 1 — 1 -Associates / Subsidiaries 319 119 615 (105) Hedge of net investment in foreign operation (820) (16) (4,917) (1) Change in fair value (1,211) — (6,059) -Tax effect 484 — 2,789 -Associates / Subsidiaries (93) (16) (1,647) (1) Remeasurements of liabilities for post-employment benefits (*) 2 — 32 (64) Associates / Subsidiaries 2 — 32 (64) Foreign exchange variation in foreign investments 734 565 5,211 237 Change in fair value 341 307 1,933 116 Associates / Subsidiaries 393 258 3,278 121

Total other comprehensive income 636 647 (754) 1,459 Total comprehensive income 5,246 5,593 10,571 19,910

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income: Available for sale securities Adjustments	Other comprehensive income: Remeasurements of liabilities of post-employment benefits	Other comprehensive income: Conversion adjustments of foreign investments	Other comprehensive income: Gains and losses – Hedge [(1)]	Retained earnings	Total
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**35,380**	**159**	**(1,001)**	**1,623**	**(1,549)**	**-**	**131,863**
Transactions with owners	-	513	(75)	-	-	-	-	-	-	438
Result of delivery of treasury shares	-	513	350	-	-	-	-	-	-	863
Recognition of share-based payment plans	-	-	(425)	-	-	-	-	-	-	(425)
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	40	40
Total comprehensive income	-	-	-	-	1,392	(64)	237	(106)	18,451	19,910
Net income	-	-	-	-	-	-	-	-	18,451	18,451
Other comprehensive income	-	-	-	-	-	-	116	-	-	116
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	1,392	(64)	121	(106)	-	1,343
Appropriations:										
Legal reserve	-	-	-	922	-	-	-	-	(922)	-
Statutory reserves	-	-	-	6,521	-	-	-	-	(6,521)	-
Dividends	-	-	-	2,066	-	-	-	-	(11,048)	(8,982)
Balance at 09/30/2019	**97,148**	**(1,307)**	**1,848**	**27,389**	**1,551**	**(1,065)**	**1,860**	**(1,655)**	**-**	**125,769**
Change in the period	**-**	**513**	**(75)**	**(7,991)**	**1,392**	**(64)**	**237**	**(106)**	**-**	**(6,094)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,338)**	**1,082**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	367	17	-	-	-	-	-	-	384
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567
Recognition of share-based payment plans	-	-	(183)	-	-	-	-	-	-	(183)
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	47	47
Total comprehensive income	-	-	-	-	(1,693)	32	5,211	(4,304)	11,325	10,571
Net income	-	-	-	-	-	-	-	-	11,325	11,325
Other comprehensive income	-	-	-	-	-	-	1,933	(3,272)	-	(1,339)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(1,693)	32	3,278	(1,032)	-	585
Appropriations:										
Legal reserve	-	-	-	566	-	-	-	-	(566)	-
Statutory reserves	-	-	-	8,038	-	-	-	-	(8,038)	-
Dividends	-	-	-	-	-	-	-	-	(2,251)	(2,251)
Interest on capital	-	-	-	-	-	-	-	-	(517)	(517)
Balance at 09/30/2020	**97,148**	**(907)**	**1,996**	**33,639**	**(431)**	**(1,306)**	**6,293**	**(5,765)**	**-**	**130,667**
Change in the period	**-**	**367**	**17**	**(1,207)**	**(1,693)**	**32**	**5,211**	**(4,304)**	**-**	**(1,577)**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 58

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows

(In millions of Reais)

01/01 to 01/01 to Note 09/30/2020 09/30/2019 Adjusted net income 19,882 1,859

Net income 11,325 18,451 Adjustments to net income: 8,557 (16,592) Share-based payment (110) (270) Interest and foreign exchange expense related to operations with subordinated debt 20,295 4,702 Deferred taxes (2,074) (1,076) Equity in earnings of subsidiaries 12 (9,594) (16,677) Amortization of goodwill 34 34 Effects of changes in exchange rates on cash and cash equivalents 6 (3,305)

Change in assets and liabilities (7,318) (806)

(Increase) / decrease in interbank investments (24,479) 22,269 (Increase) / decrease in securities and derivative financial instruments 8,578 4,157 (Increase) / decrease in other receivables and other assets 122 47 Increase / (decrease) in deposits — (26,970) Increase / (decrease) in funds from acceptances and issuance of securities 8,509 (7) Increase / (decrease) in other liabilities (37) (289) Payment of income tax and social contribution (11) (13)

Net cash provided by / (used in) operating activities 12,564 1,053

Dividends and interest on capital received 5,830 19,524 (Purchase) / disposal of investments (9,299) -

Net cash provided by / (used in) investing activities (3,469) 19,524

Subordinated debt obligations raisings 3,149 3,050 Subordinated debt obligations redemptions (8,093) (1,628) Income from delivery of treasury shares 494 708 Dividends and interest on capital paid (11,113) (25,476)

Net cash provided by / (used in) financing activities (15,563) (23,346) Net increase / (decrease) in cash and cash equivalents (6,468) (2,769)

Cash and cash equivalents at the beginning of the period 6,736 3,647 Effects of changes in exchange rates on cash and cash equivalents (6) 3,305 Cash and cash equivalents at the end of the period 3a 262 4,183 Cash 42 52 Securities purchased under agreements to resell—Collateral held 220 4,131

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value

(In millions of Reais)

01/01 to 01/01 to Note 09/30/2020 09/30/2019 Income 5,618 4,215

Financial operations 3,317 3,281 Other 2,301 934

Expenses (2,582) (1,682)

Financial operations (2,548) (1,668) Other (34) (14)

Inputs purchased from third parties (829) (109)

Third-party services (25) (31) Advertising, promotions and publication (7) (44) Expenses for financial system services (44) (20) Other (753) (14)

Gross added value 2,207 2,424 Deprecitation and amortization (34) (34) Net added value produced by the company 2,173 2,390 Added value received through transfer—Results of equity method 12 9,594 16,677 Total added value to be distributed 11,767 19,067 Distribution of added value 11,767 19,067

Personnel 79 93 Compensation 77 90 Benefits 2 2 FGTS – government severance pay fund — 1 Taxes, fees and contributions 359 522 Federal 358 522 Municipal 1 -Return on third parties’ capital—Rent 4 1 Return on capital 11,325 18,451 Dividends and interest on capital 2,768 11,048 Retained earnings for the period 8,557 7,403

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements

At 09/30/2020 and 12/31/2019 for balance sheet accounts From 01/01 to 09/30 of 2020 and 2019 for income statement accounts

(In millions of Reais, except information per share)

Note 1—Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These individual and consolidated financial statements were approved by the Board of Directors on November 03, 2020.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Note 2 – Presentation of the Consolidated Financial Statements

a) Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.

As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates.

The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.

Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies.

b) Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ

UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2020	12/31/2019	09/30/2020	12/31/2019
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	33.22%	33.22%	33.22%	33.22%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	Chilean Peso	Chile	Financial institution	39.22%	38.14%	39.22%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 63

c) Business development

Recovery do Brasil Consultoria S.A.

On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital.

On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.

The effective acquisition and financial settlement occurred on May 28, 2020.

Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital.

Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.

Acquisition of non-controlling interest in Pravaler S.A.

On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to

75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING.

PRAVALER is classified as an associate measured under the equity method.

Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required.

Acquisition of non-controlling interest in XP Inc.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP

CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner.

Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc.

Acquisition of non-controlling interest in Ticket Serviços S.A.

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments.

In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company’s equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management.

Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required.

Itaú CorpBanca

The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING.

On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block.

On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%.

The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Note 3 – Significant accounting policies

a) Cash and cash equivalents - It is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than 90 days.

b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables –Operations with fixed interest and charges are booked at present value.

Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period;

Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity;

Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002.

Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

Market Risk Hedge –Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income;

Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following:

Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default;

Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

g) Other assets –They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.

h) Investments –Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.

Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control.

Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

j) Goodwill –Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

The breakdown of intangible assets is described in Note 14. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders—Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and premium bonds operations –Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 68

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Other Liabilities; Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 69

o) Provision for Financial Guarantees Issued –Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution –There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income –this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans—defined benefit plans The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses, when due. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. s) Foreign currency translation I—Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II—Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 70

Note 4 - Interbank investments

	09/30/2020						12/31/2019	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market – Securities purchased under agreements to resell	**286,116**	**31,170**	**146**	**53**	**317,485**	**83.5**	**196,720**	**84.6**
Collateral held [(1)]	48,592	17,629	-	53	66,274	17.4	35,341	15.2
Collateral repledge	227,044	387	146	-	227,577	59.9	142,134	61.1
Assets received as collateral with right to sell or repledge	576	98	-	-	674	0.2	6,645	2.9
Assets received as collateral without right to sell or repledge	226,468	289	146	-	226,903	59.7	135,489	58.2
Short position	10,480	13,154	-	-	23,634	6.2	19,245	8.3
Money market – Assets guaranteeing technical provisions - SUSEP (Note 8b)	**904**	**-**	**-**	**-**	**904**	**0.2**	**1,066**	**0.5**
Interbank deposits	**41,798**	**7,101**	**6,452**	**6,561**	**61,912**	**16.3**	**34,576**	**14.9**
Total [(2) (3)]	**328,818**	**38,271**	**6,598**	**6,614**	**380,301**	**100.0**	**232,362**	**100.0**
% per maturity date	86.5	10.1	1.7	1.7	100.0			
Total – 12/31/2019	**45,312**	**180,093**	**3,289**	**3,668**	**232,362**			
% per maturity date	19.5	77.5	1.4	1.6	100.0			

(1) *Includes R$ 13,886 (R$ 8,544 at 12/31/2019) related to Money market - Securities purchased under agreements to resell with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil.*

(2) *Includes a securities valuation allowance in the amount of R$ (7) (R$ (6) at 12/31/2019).*

(3) *Comprises Interbank investments with maturity equal to or less than 90 days, which are presented in the heading Cash and Cash Equivalents in the balance sheet.*

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money Market – Collateral held, which are presented in the heading Cash and Cash Equivalents in the balance sheet, amounting to R$ 220 (R$ 6,724 at 12/31/2019) with maturity up to 30 days, Interbank Deposits with amounting to R$ 9,010 (R$ 5,470 at 12/31/2019) with maturity from 31 to 180 days and R$ 59,826 (R$ 38,887 at 12/31/2019) over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 71

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	09/30/2020											12/31/2019
	Cost	Adjustment to fair value reflected in:		Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
		Income	Stockholders' equity									
Government securities - Brazil	**204,060**	**886**	**2,537**	**207,483**	**33.0**	**4,047**	**48**	**18,455**	**19,155**	**46,817**	**118,961**	**172,451**
Financial treasury bills	31,243	(17)	-	31,226	5.0	-	-	8,407	1,777	16,248	4,794	32,345
National treasury bills	46,264	(152)	334	46,446	7.4	3,228	-	-	9,551	17,570	16,097	40,351
National treasury notes	64,663	1,010	1,662	67,335	10.7	12	48	867	5,689	10,636	50,083	65,201
National treasury / securitization	137	-	47	184	0.0	-	-	-	-	-	184	192
Brazilian external debt bonds	61,753	45	494	62,292	9.9	807	-	9,181	2,138	2,363	47,803	34,362
Government securities - abroad	**47,805**	**23**	**89**	**47,917**	**7.6**	**4,849**	**7,686**	**8,406**	**7,779**	**7,133**	**12,064**	**39,110**
Germany	33	-	-	33	0.0	-	33	-	-	-	-	23
Argentina	1,740	24	-	1,764	0.3	1,347	112	153	8	129	15	317
Chile	13,360	-	30	13,390	2.1	52	545	149	1,863	90	10,691	12,320
Colombia	4,775	6	69	4,850	0.8	70	106	232	1,085	2,451	906	4,621
Korea	3,699	-	(17)	3,682	0.6	503	152	949	-	2,078	-	3,427
Spain	4,396	-	56	4,452	0.7	-	661	1,045	1,907	839	-	4,984
United States	4,444	(7)	-	4,437	0.7	533	904	1,631	227	1,142	-	2,978
Italy	269	(2)	-	267	0.0	-	133	134	-	-	-	329
Mexico	11,163	-	25	11,188	1.8	2,103	4,349	3,311	1,415	3	7	7,609
Paraguay	2,678	-	(87)	2,591	0.4	48	531	450	964	288	310	1,783
Peru	4	-	-	4	0.0	-	-	-	-	-	4	9
Uruguay	1,244	2	13	1,259	0.2	193	160	352	310	113	131	710
Corporate securities	**97,831**	**(867)**	**(1,805)**	**95,159**	**15.2**	**11,488**	**2,706**	**4,678**	**8,690**	**10,157**	**57,440**	**87,519**
Shares	8,606	(840)	(339)	7,427	1.2	7,427	-	-	-	-	-	5,975
Rural product note	6,001	-	(38)	5,963	0.9	327	602	417	1,261	634	2,722	5,420
Bank deposit certificates	508	-	2	510	0.1	55	36	75	266	76	2	2,880
Real estate receivables certificates	5,562	(2)	(62)	5,498	0.9	-	2	-	222	35	5,239	7,291
Fund quotas	**3,432**	**5**	**-**	**3,437**	**0.5**	**3,437**	**-**	**-**	**-**	**-**	**-**	**4,231**
Credit rights	1,431	-	-	1,431	0.2	1,431	-	-	-	-	-	2,863
Fixed income	1,162	-	-	1,162	0.2	1,162	-	-	-	-	-	1,054
Variable income	839	5	-	844	0.1	844	-	-	-	-	-	314
Debentures	52,968	(8)	(1,418)	51,542	8.3	71	316	2,664	2,449	5,038	41,004	47,316
Eurobonds and other	8,028	(22)	64	8,070	1.3	9	66	782	648	929	5,636	5,742
Financial bills	1,827	-	(3)	1,824	0.3	19	450	3	499	576	277	2,440
Promissory notes	9,594	-	4	9,598	1.5	143	1,231	679	3,243	2,779	1,523	4,994
Other	1,305	-	(15)	1,290	0.2	-	3	58	102	90	1,037	1,230
PGBL / VGBL fund quotas (1)	**201,703**	**-**	**-**	**201,703**	**32.1**	**201,703**	**-**	**-**	**-**	**-**	**-**	**204,530**
Subtotal - securities	**551,399**	**42**	**821**	**552,262**	**87.9**	**222,087**	**10,440**	**31,539**	**35,624**	**64,107**	**188,465**	**503,610**
Trading securities	320,368	42	-	320,410	51.0	213,779	1,131	11,830	15,214	35,009	43,447	303,994
Available for sale securities	179,613	-	821	180,434	28.7	8,238	9,274	12,641	17,650	29,064	103,567	163,510
Held to maturity securities (2)	51,418	-	-	51,418	8.2	70	35	7,068	2,760	34	41,451	36,106
Derivative financial instruments	**36,937**	**38,977**	**-**	**75,914**	**12.1**	**5,772**	**5,560**	**11,449**	**6,365**	**7,310**	**39,458**	**41,676**
Total securities and derivative financial instruments (assets)	**588,336**	**39,019**	**821**	**628,176**	**100.0**	**227,859**	**16,000**	**42,988**	**41,989**	**71,417**	**227,923**	**545,286**
Derivative financial instruments (liabilities)	**(41,442)**	**(36,984)**	**-**	**(78,426)**	**-**	**(4,908)**	**(5,470)**	**(15,234)**	**(5,969)**	**(7,251)**	**(39,594)**	**(47,815)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

(2) Unrecorded adjustment to fair value in the amount of R$ 3,358 (R$ 3,109 at 12/31/2019), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (559) (R$ (359) from 01/01 to 09/30/2019) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ 55 (R$ 633 from 01/01 to 09/30/2019).

In the period, the result of Derivative Financial Instruments as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 72

b) Summary by portfolio

	09/30/2020							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**142,615**	**150**	**43,796**	**1,289**	**6,472**	**-**	**13,161**	**207,483**
Financial treasury bills	25,365	150	3,251	552	1,025	-	883	31,226
National treasury bills	43,919	-	2,052	21	-	-	454	46,446
National treasury notes	48,036	-	1,991	37	5,447	-	11,824	67,335
National treasury / Securitization	184	-	-	-	-	-	-	184
Brazilian external debt bonds	25,111	-	36,502	679	-	-	-	62,292
Government securities - abroad	**39,651**	**16**	**661**	**7,589**	**-**	**-**	**-**	**47,917**
Germany	33	-	-	-	-	-	-	33
Argentina	1,502	9	-	253	-	-	-	1,764
Chile	13,325	6	-	59	-	-	-	13,390
Colombia	4,071	-	661	118	-	-	-	4,850
Korea	2,270	-	-	1,412	-	-	-	3,682
Spain	1,531	1	-	2,920	-	-	-	4,452
United States	3,880	-	-	557	-	-	-	4,437
Italy	267	-	-	-	-	-	-	267
Mexico	8,930	-	-	2,258	-	-	-	11,188
Paraguay	2,583	-	-	8	-	-	-	2,591
Peru	4	-	-	-	-	-	-	4
Uruguay	1,255	-	-	4	-	-	-	1,259
Corporate securities	**59,191**	**29,267**	**1,008**	**1,989**	**-**	**-**	**3,704**	**95,159**
Shares	7,232	-	-	10	-	-	185	7,427
Rural product note	5,963	-	-	-	-	-	-	5,963
Bank deposit certificates	341	-	-	-	-	-	169	510
Real estate receivables certificates	5,475	-	-	-	-	-	23	5,498
Fund quotas	**3,102**	**-**	**-**	**127**	**-**	**-**	**208**	**3,437**
Credit rights	1,370	-	-	-	-	-	61	1,431
Fixed income	889	-	-	126	-	-	147	1,162
Variable income	843	-	-	1	-	-	-	844
Debentures	18,928	29,267	-	1,821	-	-	1,526	51,542
Eurobonds and other	7,031	-	1,008	31	-	-	-	8,070
Financial bills	371	-	-	-	-	-	1,453	1,824
Promissory notes	9,598	-	-	-	-	-	-	9,598
Other	1,150	-	-	-	-	-	140	1,290
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**201,703**	**201,703**
Subtotal - securities	**241,457**	**29,433**	**45,465**	**10,867**	**6,472**	**-**	**218,568**	**552,262**
Trading securities	98,263	165	8,320	1,728	5,401	-	206,533	320,410
Available for sale securities	118,699	29,268	15,211	9,139	1,071	-	7,046	180,434
Held to maturity securities	24,495	-	21,934	-	-	-	4,989	51,418
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**75,914**	**-**	**75,914**
Total securities and derivative financial instruments (assets)	**241,457**	**29,433**	**45,465**	**10,867**	**6,472**	**75,914**	**218,568**	**628,176**
Total securities and derivative financial instruments (assets) – 12/31/2019	**178,587**	**69,708**	**20,217**	**10,664**	**4,163**	**41,676**	**220,271**	**545,286**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 73

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	09/30/2020										12/31/2019
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**98,428**	**886**	**99,314**	**31.0**	**3,929**	**48**	**10,464**	**13,461**	**32,064**	**39,348**	**83,371**
Financial treasury bills	31,225	(17)	31,208	9.8	-	-	8,406	1,777	16,231	4,794	32,096
National treasury bills	29,700	(152)	29,548	9.2	3,110	-	-	7,402	7,545	11,491	17,628
National treasury notes	29,140	1,010	30,150	9.4	12	48	397	2,203	5,981	21,509	29,936
Brazilian external debt bonds	8,363	45	8,408	2.6	807	-	1,661	2,079	2,307	1,554	3,711
Government securities - abroad	**6,143**	**23**	**6,166**	**1.9**	**1,721**	**555**	**506**	**529**	**2,114**	**741**	**1,576**
Argentina	1,740	24	1,764	0.6	1,347	112	153	8	129	15	317
Chile	475	-	475	0.1	52	132	33	-	29	229	488
Colombia	1,677	6	1,683	0.5	-	-	146	288	775	474	409
United States	1,852	(7)	1,845	0.6	307	169	-	227	1,142	-	141
Italy	269	(2)	267	0.1	-	133	134	-	-	-	-
Mexico	10	-	10	0.0	-	-	-	-	3	7	58
Paraguay	3	-	3	0.0	-	-	-	-	-	3	2
Peru	4	-	4	0.0	-	-	-	-	-	4	9
Uruguay	113	2	115	0.0	15	9	40	6	36	9	152
Corporate securities	**14,094**	**(867)**	**13,227**	**4.1**	**6,426**	**528**	**860**	**1,224**	**831**	**3,358**	**14,517**
Shares	4,062	(840)	3,222	1.0	3,222	-	-	-	-	-	3,299
Bank deposit certificates	439	-	439	0.1	55	36	71	266	9	2	454
Real estate receivables certificates	150	(2)	148	0.0	-	-	-	3	1	144	396
Fund quotas	**3,125**	**5**	**3,130**	**1.0**	**3,130**	-	-	-	-	-	**4,000**
Credit rights	1,431	-	1,431	0.4	1,431	-	-	-	-	-	2,864
Fixed income	855	-	855	0.3	855	-	-	-	-	-	822
Variable income	839	5	844	0.3	844	-	-	-	-	-	314
Debentures	2,217	(8)	2,209	0.7	9	64	110	379	223	1,424	2,071
Eurobonds and other	2,400	(22)	2,378	0.7	-	-	676	36	215	1,451	2,082
Financial bills	1,482	-	1,482	0.5	10	425	3	438	329	277	2,101
Other	219	-	219	0.1	-	3	-	102	54	60	114
PGBL / VGBL fund quotas	**201,703**	-	**201,703**	**63.0**	**201,703**	-	-	-	-	-	**204,530**
Total	**320,368**	**42**	**320,410**	**100.0**	**213,779**	**1,131**	**11,830**	**15,214**	**35,009**	**43,447**	**303,994**
% per maturity date					66.7	0.4	3.7	4.7	10.9	13.6	
Total – 12/31/2019	**303,430**	**563**	**303,994**	**100.0**	**219,504**	**1,680**	**2,065**	**8,574**	**16,729**	**55,442**	
% per maturity date					72.2	0.6	0.7	2.8	5.5	18.2	

At 09/30/2020, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 188 with maturity over 365 days (R$ 8,782 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 74

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	09/30/2020										12/31/2019
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**59,117**	**2,537**	**61,654**	**34.3**	**118**	**-**	**1,012**	**3,454**	**14,753**	**42,317**	**59,150**
Financial treasury bills	18	-	18	0.0	-	-	1	-	17	-	249
National treasury bills	16,564	334	16,898	9.4	118	-	-	2,149	10,025	4,606	18,517
National treasury notes	27,807	1,662	29,469	16.4	-	-	470	1,246	4,655	23,098	28,095
National treasury / Securitization	137	47	184	0.1	-	-	-	-	-	184	192
Brazilian external debt bonds	14,591	494	15,085	8.4	-	-	541	59	56	14,429	12,097
Government securities - abroad	**41,205**	**89**	**41,294**	**22.9**	**3,058**	**7,098**	**7,869**	**6,949**	**5,019**	**11,301**	**37,184**
Germany	33	-	33	0.0	-	33	-	-	-	-	23
Chile	12,885	30	12,915	7.2	-	413	116	1,863	61	10,462	11,832
Colombia	2,663	69	2,732	1.6	-	73	55	496	1,676	432	3,877
Korea	3,699	(17)	3,682	2.0	503	152	949	-	2,078	-	3,427
Spain	4,396	56	4,452	2.5	-	661	1,045	1,907	839	-	4,984
United States	2,592	-	2,592	1.4	226	735	1,631	-	-	-	2,837
Italy	-	-	-	0.0	-	-	-	-	-	-	329
Mexico	11,153	25	11,178	6.2	2,103	4,349	3,311	1,415	-	-	7,552
Paraguay	2,675	(87)	2,588	1.4	48	531	450	964	288	307	1,781
Uruguay	1,109	13	1,122	0.6	178	151	312	304	77	100	542
Corporate securities	**79,291**	**(1,805)**	**77,486**	**42.8**	**5,062**	**2,176**	**3,760**	**7,247**	**9,292**	**49,949**	**67,176**
Shares	4,544	(339)	4,205	2.3	4,205	-	-	-	-	-	2,676
Rural product note	6,001	(38)	5,963	3.3	327	602	417	1,261	634	2,722	5,420
Bank deposit certificates	69	2	71	0.0	-	-	4	-	67	-	2,426
Real estate receivables certificates	1,024	(62)	962	0.5	-	-	-	-	-	962	1,243
Fund quotas of fixed income	307	-	307	0.2	307	-	-	-	-	-	231
Debentures	50,751	(1,418)	49,333	27.2	62	252	2,554	2,070	4,815	39,580	45,239
Eurobonds and other	5,628	64	5,692	3.2	9	66	106	612	714	4,185	3,660
Financial bills	345	(3)	342	0.2	9	25	-	61	247	-	339
Promissory notes	9,594	4	9,598	5.3	143	1,231	679	3,243	2,779	1,523	4,994
Other	1,028	(15)	1,013	0.6	-	-	-	-	36	977	948
Total (*)	**179,613**	**821**	**180,434**	**100.0**	**8,238**	**9,274**	**12,641**	**17,650**	**29,064**	**103,567**	**163,510**
% per maturity date					4.6	5.1	7.0	9.8	16.1	57.4	
Total – 12/31/2019	**159,881**	**3,629**	**163,510**	**100.0**	**6,485**	**4,174**	**13,095**	**13,594**	**27,511**	**98,651**	
% per maturity date					4.0	2.6	8.0	8.3	16.8	60.3	

(*) In order to reflect the current risk management strategy, in the period ended at 09/30/2020, ITAU UNIBANCO HOLDING CONSOLIDATED changed the classification of R$ 326 of Trading securities for Available for sale securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 75

e) Held to maturity securities

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. An added/(reduced) value of R$ 130 (R$ (229) at 12/31/2019) is included in the carrying value, not considered in results.

	09/30/2020									12/31/2019	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**46,515**	**90.6**	**-**	**-**	**6,979**	**2,240**	**-**	**37,296**	**49,991**	**29,929**	**32,937**
National treasury bills	-	-	-	-	-	-	-	-	-	4,206	4,289
National treasury notes	7,716	15.0	-	-	-	2,240	-	5,476	9,318	7,170	8,854
Brazilian external debt bonds	38,799	75.6	-	-	6,979	-	-	31,820	40,673	18,553	19,794
Government securities - abroad	**457**	**0.8**	**70**	**33**	**31**	**301**	**-**	**22**	**464**	**351**	**352**
Colombia	435	0.8	70	33	31	301	-	-	429	335	327
Uruguay	22	-	-	-	-	-	-	22	35	16	25
Corporate securities	**4,446**	**8.6**	**-**	**2**	**58**	**219**	**34**	**4,133**	**4,321**	**5,826**	**5,926**
Real estate receivables certificates	4,388	8.5	-	2	-	219	34	4,133	4,263	5,652	5,752
Debentures	-	-	-	-	-	-	-	-	-	6	6
Other	58	0.1	-	-	58	-	-	-	58	168	168
Total (*)	**51,418**	**100.0**	**70**	**35**	**7,068**	**2,760**	**34**	**41,451**	**54,776**	**36,106**	**39,215**
% per maturity date			0.1	0.1	13.7	5.5	0.1	80.5			
Total – 12/31/2019	**36,106**	**100.0**	**82**	**41**	**221**	**4,430**	**6,530**	**24,802**			
% per maturity date			0.2	0.1	0.6	12.4	18.1	68.6			

(*) In order to reflect the current risk management strategy, in the period ended at 09/30/2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government Securities – Brazil, being R$ 2,178 from Trading Securities and R$ 9,715 from Available for Sale Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 76

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 16,975 (R$ 12,315 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 77

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	09/30/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	17,755	33,364	51,119	67.4	273	738	4,615	1,941	5,638	37,914	26,458
Option agreements	6,855	4,788	11,643	15.3	1,344	2,633	3,968	2,231	846	621	8,418
Forwards (onshore)	2,977	-	2,977	3.9	1,944	298	617	105	12	1	2,012
Credit derivatives	(210)	447	237	0.3	-	-	3	4	20	210	167
NDF - Non Deliverable Forward	9,320	35	9,355	12.3	2,003	1,891	2,242	2,082	752	385	4,446
Other Derivative Financial Instruments	240	343	583	0.8	208	-	4	2	42	327	175
Total	**36,937**	**38,977**	**75,914**	**100.0**	**5,772**	**5,560**	**11,449**	**6,365**	**7,310**	**39,458**	**41,676**
% per maturity date					7.6	7.3	15.1	8.4	9.6	52.0	
Total – 12/31/2019	**19,710**	**21,966**	**41,676**	**100.0**	**6,942**	**5,589**	**2,184**	**3,049**	**5,361**	**18,551**	
% per maturity date					16.7	13.4	5.2	7.3	12.9	44.5	

	09/30/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(24,392)	(32,862)	(57,254)	73.1	(295)	(1,182)	(8,580)	(2,886)	(6,116)	(38,195)	(32,927)
Option agreements	(6,586)	(4,104)	(10,690)	13.6	(963)	(2,697)	(3,592)	(1,868)	(824)	(746)	(9,033)
Forwards (onshore)	(1,842)	(1)	(1,843)	2.3	(1,843)	-	-	-	-	-	(754)
Credit derivatives	(259)	(68)	(327)	0.4	-	-	-	-	(21)	(306)	(40)
NDF - Non Deliverable Forward	(8,345)	75	(8,270)	10.5	(1,807)	(1,591)	(3,060)	(1,205)	(278)	(329)	(4,971)
Other Derivative Financial Instruments	(18)	(24)	(42)	0.1	-	-	(2)	(10)	(12)	(18)	(90)
Total	**(41,442)**	**(36,984)**	**(78,426)**	**100.0**	**(4,908)**	**(5,470)**	**(15,234)**	**(5,969)**	**(7,251)**	**(39,594)**	**(47,815)**
% per maturity date					6.3	7.0	19.4	7.6	9.2	50.5	
Total – 12/31/2019	**(24,844)**	**(22,971)**	**(47,815)**	**100.0**	**(6,630)**	**(7,161)**	**(1,940)**	**(3,094)**	**(9,456)**	**(19,534)**	
% per maturity date					13.9	15.0	4.0	6.5	19.8	40.8	

The result of derivative financial instruments in the period totaled R$ (5,696) (R$ (993) from 01/01 to 09/30/2019).
In ITAÚ UNIBANCO HOLDING, fair values related to the Derivatives contract positions, involving Shares, in asset position totaled R$ 22 (R$ 6 at 12/31/2019), with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 78

II - Derivatives by index and Risk Fator

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	09/30/2020	12/31/2019	09/30/2020	09/30/2020	09/30/2020	12/31/2019
Future contracts	**615,482**	**664,884**	-	-	-	-
Purchase commitments	**229,970**	**325,468**	-	-	-	-
Shares	4,323	1,084	-	-	-	-
Commodities	1,088	76	-	-	-	-
Interest	213,550	301,898	-	-	-	-
Foreign currency	11,009	22,410	-	-	-	-
Commitments to sell	**385,512**	**339,416**	-	-	-	-
Shares	5,916	1,163	-	-	-	-
Commodities	2,245	1,049	-	-	-	-
Interest	342,467	308,824	-	-	-	-
Foreign currency	34,884	28,380	-	-	-	-
Swap contracts			**(6,637)**	**502**	**(6,135)**	**(6,469)**
Asset position	**1,514,023**	**1,094,378**	**17,755**	**33,364**	**51,119**	**26,458**
Commodities	8	574	-	-	-	9
Interest	1,493,859	1,075,534	13,654	32,004	45,658	24,409
Foreign currency	20,156	18,270	4,101	1,360	5,461	2,040
Liability position	**1,514,023**	**1,094,378**	**(24,392)**	**(32,862)**	**(57,254)**	**(32,927)**
Shares	84	49	(6)	1	(5)	(9)
Commodities	211	855	-	-	-	(12)
Interest	1,496,098	1,068,660	(18,539)	(32,665)	(51,204)	(31,238)
Foreign currency	17,630	24,814	(5,847)	(198)	(6,045)	(1,668)
Option contracts	**1,631,018**	**1,724,465**	**269**	**684**	**953**	**(615)**
Purchase commitments - long position	**122,015**	**245,802**	**3,814**	**3,687**	**7,501**	**6,147**
Shares	17,325	11,491	278	523	801	784
Commodities	1,100	268	26	17	43	17
Interest	47,740	188,110	327	(274)	53	83
Foreign currency	55,850	45,933	3,183	3,421	6,604	5,263
Commitments to sell - long position	**697,107**	**626,187**	**3,041**	**1,101**	**4,142**	**2,271**
Shares	154,923	12,294	760	698	1,458	356
Commodities	320	228	8	(7)	1	3
Interest	491,871	568,442	1,033	1,180	2,213	1,400
Foreign currency	49,993	45,223	1,240	(770)	470	512
Purchase commitments - short position	**118,525**	**176,985**	**(3,754)**	**(3,179)**	**(6,933)**	**(6,662)**
Shares	13,672	10,594	(296)	(520)	(816)	(634)
Commodities	1,622	235	(30)	(25)	(55)	(18)
Interest	52,242	129,647	(348)	179	(169)	(52)
Foreign currency	50,989	36,509	(3,080)	(2,813)	(5,893)	(5,958)
Commitments to sell - short position	**693,371**	**675,491**	**(2,832)**	**(925)**	**(3,757)**	**(2,371)**
Shares	154,517	11,152	(539)	(701)	(1,240)	(306)
Commodities	281	485	(5)	3	(2)	(11)
Interest	489,901	621,405	(926)	(1,174)	(2,100)	(1,316)
Foreign currency	48,672	42,449	(1,362)	947	(415)	(738)
Forward operations (onshore)	**8,188**	**5,134**	**1,135**	**(1)**	**1,134**	**1,258**
Purchases receivable	**1,135**	**668**	**1,135**	**(5)**	**1,130**	**640**
Shares	411	488	411	(5)	406	481
Interest	724	160	724	-	724	159
Foreign currency	-	20	-	-	-	-
Purchases payable obligations	-	**660**	**(724)**	-	**(724)**	**(160)**
Interest	-	-	(724)	-	(724)	(160)
Foreign currency	-	660	-	-	-	-
Sales receivable	**732**	**1,653**	**1,842**	**5**	**1,847**	**1,372**
Shares	732	786	724	4	728	779
Interest	-	-	1,118	1	1,119	593
Foreign currency	-	867	-	-	-	-
Sales deliverable obligations	**6,321**	**2,153**	**(1,118)**	**(1)**	**(1,119)**	**(594)**
Interest	1,118	592	(1,118)	(1)	(1,119)	(593)
Foreign currency	5,203	1,561	-	-	-	(1)
Credit derivatives	**20,099**	**12,739**	**(469)**	**379**	**(90)**	**127**
Asset position	**11,888**	**9,878**	**(210)**	**447**	**237**	**167**
Shares	1,646	2,307	(66)	149	83	134
Commodities	3	27	-	-	-	2
Interest	10,239	7,423	(144)	298	154	27
Foreign currency	-	121	-	-	-	4
Liability position	**8,211**	**2,861**	**(259)**	**(68)**	**(327)**	**(40)**
Shares	2,692	719	(88)	(36)	(124)	(20)
Commodities	21	2	-	(1)	(1)	-
Interest	5,498	2,140	(171)	(31)	(202)	(20)
NDF - Non Deliverable Forward	**343,781**	**295,508**	**975**	**110**	**1,085**	**(525)**
Asset position	**183,268**	**138,772**	**9,320**	**35**	**9,355**	**4,446**
Commodities	1,671	570	147	(2)	145	33
Foreign currency	181,597	138,202	9,173	37	9,210	4,413
Liability position	**160,513**	**156,736**	**(8,345)**	**75**	**(8,270)**	**(4,971)**
Commodities	904	316	(77)	11	(66)	(11)
Foreign currency	159,609	156,420	(8,268)	64	(8,204)	(4,960)
Other derivative financial instruments	**7,399**	**6,783**	**222**	**319**	**541**	**85**
Asset position	**6,562**	**5,541**	**240**	**343**	**583**	**175**
Shares	389	84	-	14	14	2
Interest	6,171	5,456	240	120	360	169
Foreign currency	2	1	-	209	209	4
Liability position	**837**	**1,242**	**(18)**	**(24)**	**(42)**	**(90)**
Shares	658	784	(15)	(16)	(31)	(54)
Interest	156	458	(3)	(8)	(11)	(18)
Foreign currency	23	-	-	-	-	(18)
		Asset	**36,937**	**38,977**	**75,914**	**41,676**
		Liability	**(41,442)**	**(36,984)**	**(78,426)**	**(47,815)**
		Total	**(4,505)**	**1,993**	**(2,512)**	**(6,139)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	09/30/2020	12/31/2019
Future contracts	162,153	276,122	57,132	120,075	615,482	664,884
Swap contracts	32,422	433,895	121,564	926,142	1,514,023	1,094,378
Option contracts	390,435	994,545	206,415	39,623	1,631,018	1,724,465
Forwards (onshore)	3,636	4,432	107	13	8,188	5,134
Credit derivatives	-	5,499	2,556	12,044	20,099	12,739
NDF - Non Deliverable Forward	127,403	157,817	39,429	19,132	343,781	295,508
Other derivative financial instruments	28	622	427	6,322	7,399	6,783

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 79

III—Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

09/30/2020

Other NDF—Non Future Swap Option Forwards Credit derivative Deliverable contracts contracts contracts (onshore) derivatives financial Forward instruments B3 480,951 12,207 1,148,592 6,346 — 55,449 -Over-the-counter market 134,531 1,501,816 482,426 1,842 20,099 288,332 7,399

Financial institutions 131,826 1,257,851 438,425 1,842 20,098 170,002 5,674 Companies 2,705 231,742 42,977 — 1 116,956 1,725 Individuals — 12,223 1,024 — — 1,374 -

Total 615,482 1,514,023 1,631,018 8,188 20,099 343,781 7,399 Total – 12/31/2019 664,884 1,094,378 1,724,465 5,134 12,739 295,508 6,783

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

IV—Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

09/30/2020 12/31/2019

Notional amount Notional amount of credit Notional amount of Notional amount of credit of credit protection purchased with Net position credit protection protection purchased with Net position protection sold identical underlying amount sold identical underlying amount

CDS (9,940) 3,322 (6,618) (6,283) 2,295 (3,988) TRS (6,837) — (6,837) (4,161) — (4,161)

Total (16,777) 3,322 (13,455) (10,444) 2,295 (8,149)

The effect of the risk received on the reference equity (Note 21c) was R$ 87 (R$ 57 at 12/31/2019).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	09/30/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,699	(2,277)	(2,439)	103,116	(2,277)
Hedge of assets transactions	5,582	-	116	116	5,700	116
Hedge of asset-backed securities under repurchase agreements	29,386	-	822	822	31,117	822
Hedge of assets denominated in UF	10,527	-	13	13	10,513	16
Hedge of funding	-	5,395	(149)	(145)	5,246	(149)
Hedge of loan operations	323	-	15	15	309	17
Variable costs risks						
Hedge of highly probable forecast transactions	17,061	-	(56)	(56)	17,061	(56)
Foreign exchange risk						
Hedge of highly probable forecast transactions	384	-	16	171	384	16
Total	**63,263**	**107,094**	**(1,500)**	**(1,503)**	**173,446**	**(1,495)**

Strategies	12/31/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,068	(2,830)	(3,395)	25,026	(2,836)
Hedge of assets transactions	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	30,896	-	520	520	32,130	523
Hedge of assets denominated in UF	12,588	-	6	6	12,582	5
Hedge of funding	-	4,617	(27)	(22)	4,590	(27)
Hedge of loan operations	269	-	12	12	257	14
Foreign exchange risk						
Hedge of highly probable forecast transactions	32,200	-	16	16	32,009	16
Variable costs risks						
Hedge of highly probable forecast transactions	294	-	(11)	179	294	(11)
Total	**81,811**	**28,685**	**(2,223)**	**(2,593)**	**112,544**	**(2,225)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 82

Hedge Instruments	Notional amount	Book value [1] Assets	Book value [1] Liabilities	Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
	09/30/2020						
Interest rate risk [3]							
Futures	139,933	33	-	(1,339)	(1,339)	-	(405)
Swap	16,068	5,395	10,855	(116)	(121)	5	-
Foreign exchange risk [4]							
Futures	17,445	26	288	(40)	(40)	-	-
Total	**173,446**	**5,454**	**11,143**	**(1,495)**	**(1,500)**	**5**	**(405)**

Hedge Instruments	Notional amount	Book value [1] Assets	Book value [1] Liabilities	Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
	12/31/2019						
Interest rate risk [3]							
Futures	62,812	-	14	(2,222)	(2,219)	(3)	(870)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk [4]							
Futures	32,303	-	156	5	5	-	-
Total	**112,544**	**4,617**	**13,028**	**(2,225)**	**(2,223)**	**(2)**	**(870)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,458) (R$ (1,285) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 83

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	09/30/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,277	-	9,694	-	417	9,277	(424)
Hedge of funding	-	9,989	-	11,378	(1,389)	9,989	1,384
Hedge of available for sale securities	23,429	-	24,039	-	610	26,052	(611)
Total	**32,706**	**9,989**	**33,733**	**11,378**	**(362)**	**45,318**	**349**

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of available for sale securities	17,633	-	18,456	-	823	18,492	(816)
Total	**25,019**	**7,436**	**26,098**	**8,195**	**320**	**33,314**	**(305)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 84

Hedge Instruments	09/30/2020				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,124	2,139	-	787	(14)
Other Derivatives	22,194	-	21,789	(438)	1
Total (2)	**45,318**	**2,139**	**21,789**	**349**	**(13)**

Hedge Instruments	12/31/2019				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,202	766	443	390	8
Other Derivatives	18,112	-	17,343	(695)	7
Total (2)	**33,314**	**766**	**17,786**	**(305)**	**15**

(1) Recorded under heading Derivative Financial Instruments.

(2) In the period, the amount of R$ 427 is no longer qualified as hedge, with effect on result of R$ (38) (R$ 900 at 12/31/2019, with effect on result of R$ (28) from 01/01 to 12/31/2019).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 85

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategies for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office, by contracting DDI futures, NDF and financial assets.

Strategies	09/30/2020					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	16,749	-	(13,743)	(13,743)	27,002	(13,793)
Total	**16,749**	**-**	**(13,743)**	**(13,743)**	**27,002**	**(13,793)**

Strategies	12/31/2019					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	14,396	-	(5,032)	(5,032)	16,947	(5,082)
Total	**14,396**	**-**	**(5,032)**	**(5,032)**	**16,947**	**(5,082)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 86

Hedge Instruments	09/30/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	47,961	48	-	(18,883)	(18,825)	(58)	-
Forward	(4,351)	4,539	-	510	504	6	-
NDF - Non Deliverable Forward	(16,495)	85	-	4,300	4,296	4	-
Financial Assets	(113)	113	-	280	282	(2)	-
Total	**27,002**	**4,785**	**-**	**(13,793)**	**(13,743)**	**(50)**	**-**

Hedge Instruments	12/31/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	32,966	228	-	(9,279)	(9,221)	(58)	-
Forward	(2,990)	2,977	-	367	361	6	-
NDF - Non Deliverable Forward	(11,525)	260	-	3,561	3,557	4	-
Financial Assets	(1,504)	1,523	-	269	271	(2)	-
Total	**16,947**	**4,988**	**-**	**(5,082)**	**(5,032)**	**(50)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 87

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	09/30/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	67,739	11,706	12,790	5,434	4,744	703	-	**103,116**
Hedge of highly probable forecast transactions	17,445	-	-	-	-	-	-	**17,445**
Hedge of assets transactions	3,581	2,119	-	-	-	-	-	**5,700**
Hedge of assets denominated in UF	10,440	73	-	-	-	-	-	**10,513**
Hedge of funding (Cash flow)	2,534	-	2,201	215	-	296	-	**5,246**
Hedge of loan operations (Cash flow)	72	201	36	-	-	-	-	**309**
Hedge of loan operations (Market risk)	3,023	1,504	1,367	1,136	484	1,417	346	**9,277**
Hedge of funding (Market risk)	206	641	595	173	581	5,301	2,492	**9,989**
Hedge of available for sale securities	6,454	1,809	4,465	2,207	2,008	7,210	1,899	**26,052**
Hedge of asset-backed securities under repurchase agreements	22,052	2,273	6,026	-	766	-	-	**31,117**
Hedge of net investment in foreign operations (*)	27,002	-	-	-	-	-	-	**27,002**
Total	**160,548**	**20,326**	**27,480**	**9,165**	**8,583**	**14,927**	**4,737**	**245,766**

	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	6,005	4,412	1,627	8,464	-	4,518	-	**25,026**
Hedge of highly probable forecast transactions	32,303	-	-	-	-	-	-	**32,303**
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	**5,656**
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	**12,582**
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	**4,590**
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	**257**
Hedge of loan operations (Market risk)	381	2,490	1,248	993	623	1,111	540	**7,386**
Hedge of funding (Market risk)	299	152	375	423	129	4,220	1,838	**7,436**
Hedge of available for sale securities	4,723	2,362	933	1,097	2,400	3,651	3,326	**18,492**
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	**32,130**
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	**16,947**
Total	**79,100**	**34,936**	**7,054**	**18,244**	**3,313**	**14,454**	**5,704**	**162,805**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 88

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2020 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	2.8	3.1
Currency Coupon	Foreign Exchange Coupon Rates	0.3	(10.4)	(17.0)
Foreign Currency	Foreign Exchange Rates	(0.3)	(38.6)	(83.5)
Price Indices	Inflation Coupon Rates	(0.6)	(46.4)	(92.8)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	(0.6)	81.1	283.0
Other	Exposures that do not fall under the definitions above	-	1.1	0.9
Total		**(1.2)**	**(10.4)**	**93.7**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2020 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(6.3)	(577.2)	(1,127.0)
Currency Coupon	Foreign Exchange Coupon Rates	(5.1)	(201.1)	(382.4)
Foreign Currency	Foreign Exchange Rates	3.8	(90.7)	(257.4)
Price Indices	Inflation Coupon Rates	(4.1)	(215.9)	(404.6)
TR	TR Coupon Rates	0.8	(68.9)	(167.4)
Equities	Prices of Equities	6.4	(61.0)	14.0
Other	Exposures that do not fall under the definitions above	(0.1)	(2.4)	(6.7)
Total		**(4.6)**	**(1,217.2)**	**(2,331.5)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 89

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	09/30/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**327,693**	**108,000**	**65,219**	**39,396**	**10,993**	**13,392**	**4,497**	**7,551**	**9,833**	**586,574**	**470,500**
Loans and discounted trade receivables	158,210	82,029	48,891	30,705	8,648	11,097	3,345	4,809	8,518	356,252	279,821
Financing	81,546	14,595	11,002	6,577	1,528	1,830	475	2,113	733	120,399	99,176
Farming financing	8,923	699	528	110	7	35	6	2	13	10,323	9,613
Real estate financing	79,014	10,677	4,798	2,004	810	430	671	627	569	99,600	81,890
Lease operations	**2,816**	**4,126**	**1,316**	**304**	**127**	**77**	**65**	**186**	**137**	**9,154**	**7,452**
Credit card operations	**425**	**72,060**	**3,441**	**2,684**	**739**	**505**	**707**	**941**	**4,219**	**85,721**	**98,430**
Advance on exchange contracts [1]	**4,520**	**379**	**489**	**276**	**120**	**12**	**43**	**25**	**-**	**5,864**	**4,531**
Other sundry receivables [2]	**181**	**265**	**7**	**18**	**83**	**86**	**633**	**219**	**522**	**2,014**	**2,104**
Total operations with credit granting characteristics	**335,635**	**184,830**	**70,472**	**42,678**	**12,062**	**14,072**	**5,945**	**8,922**	**14,711**	**689,327**	**583,017**
Financial guarantees provided [3]										**70,983**	**66,720**
Total with Financial guarantees provided	**335,635**	**184,830**	**70,472**	**42,678**	**12,062**	**14,072**	**5,945**	**8,922**	**14,711**	**760,310**	**649,737**
Total operations with credit granting characteristics at 12/31/2019	**260,095**	**182,650**	**56,511**	**35,108**	**13,668**	**6,676**	**5,630**	**8,436**	**14,243**	**583,017**	

(1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 90

II – By maturity and risk level

	09/30/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1][2]										
Falling due installments	-	-	1,711	2,114	1,234	1,019	1,059	1,144	3,294	11,575	12,917
01 to 30	-	-	84	80	59	43	41	45	196	548	612
31 to 60	-	-	71	72	51	40	36	37	165	472	576
61 to 90	-	-	68	148	52	41	45	41	179	574	587
91 to 180	-	-	176	258	137	108	105	108	435	1,327	1,461
181 to 365	-	-	274	364	227	167	173	186	663	2,054	2,343
Over 365 days	-	-	1,038	1,192	708	620	659	727	1,656	6,600	7,338
Overdue installments	-	-	658	763	820	783	1,463	2,000	7,355	13,842	15,643
01 to 14	-	-	7	32	18	16	16	15	65	169	224
15 to 30	-	-	572	113	86	68	61	63	225	1,188	1,499
31 to 60	-	-	79	570	123	106	224	204	229	1,535	2,001
61 to 90	-	-	-	39	559	114	240	180	262	1,394	1,851
91 to 180	-	-	-	9	34	441	878	1,474	1,049	3,885	4,475
181 to 365	-	-	-	-	-	38	44	64	5,311	5,457	5,426
Over 365 days	-	-	-	-	-	-	-	-	214	214	167
Subtotal (a)	-	-	2,369	2,877	2,054	1,802	2,522	3,144	10,649	25,417	28,560
Subtotal 12/31/2019	-	-	2,766	2,961	2,579	2,439	3,571	3,163	11,081	28,560	
	Non-overdue operations										
Falling due installments	334,608	183,678	67,694	39,591	9,831	12,235	3,326	5,742	3,987	660,692	551,214
01 to 30	22,638	36,839	7,679	4,957	1,348	269	397	563	537	75,227	82,347
31 to 60	23,507	16,982	3,557	2,114	349	215	117	201	243	47,285	49,820
61 to 90	17,778	12,102	3,491	2,186	412	183	129	586	275	37,142	30,944
91 to 180	36,741	23,723	8,098	4,720	922	558	285	396	384	75,827	69,105
181 to 365	54,115	26,610	10,026	6,256	1,381	5,291	389	387	495	104,950	76,336
Over 365 days	179,829	67,422	34,843	19,358	5,419	5,719	2,009	3,609	2,053	320,261	242,662
Overdue up to 14 days	1,027	1,152	409	210	177	35	97	36	75	3,218	3,243
Subtotal (b)	335,635	184,830	68,103	39,801	10,008	12,270	3,423	5,778	4,062	663,910	554,457
Subtotal - 12/31/2019	260,095	182,650	53,745	32,147	11,089	4,237	2,059	5,273	3,162	554,457	
Total Portfolio (a + b)	335,635	184,830	70,472	42,678	12,062	14,072	5,945	8,922	14,711	689,327	583,017
Existing allowance	(1,985)	(1,586)	(1,751)	(5,419)	(6,708)	(5,086)	(4,041)	(8,921)	(14,711)	(51,140)	(39,747)
Minimum	-	(923)	(702)	(1,264)	(1,177)	(4,216)	(2,966)	(6,245)	(14,711)	(32,204)	(28,865)
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(932)	(859)
Additional [4]	(1,985)	(663)	(1,049)	(4,155)	(5,531)	(870)	(1,075)	(2,676)	-	(18,004)	(10,023)
Total Portfolio at 12/31/2019	260,095	182,650	56,511	35,108	13,668	6,676	5,630	8,436	14,243	583,017	
Existing allowance at 12/31/2019	(165)	(994)	(1,527)	(3,504)	(3,387)	(2,994)	(3,693)	(8,381)	(14,243)	(39,747)	
Minimum	-	(913)	(565)	(1,053)	(1,367)	(2,003)	(2,815)	(5,906)	(14,243)	(28,865)	
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(859)	
Additional [4]	(165)	(81)	(962)	(2,451)	(2,020)	(991)	(878)	(2,475)	-	(10,023)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 17,764 (R$ 20,818 at 12/31/2019).

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 91

III – By business sector

	09/30/2020	%	12/31/2019	%
Public Sector	**3,895**	**0.6%**	**1,190**	**0.2%**
Petrochemical and chemical	2,395	0.4%	199	0.0%
State and local governments	1,003	0.1%	682	0.1%
Sundry	497	0.1%	309	0.1%
Private sector	**685,432**	**99.4%**	**581,827**	**99.8%**
Companies	**366,456**	**53.2%**	**281,111**	**48.2%**
Sugar and alcohol	4,748	0.7%	3,963	0.7%
Agribusiness and fertilizers	23,311	3.4%	18,067	3.1%
Food and beverage	20,938	3.0%	16,814	2.9%
Banks and other financial institutions	13,657	2.0%	10,635	1.8%
Capital assets	5,121	0.7%	5,062	0.9%
Pulp and paper	1,699	0.2%	1,693	0.3%
Publishing and printing	1,547	0.2%	1,196	0.2%
Electronic and IT	7,246	1.1%	5,311	0.9%
Packaging	3,174	0.5%	2,565	0.4%
Energy and sewage	8,762	1.3%	7,279	1.2%
Education	3,051	0.4%	2,214	0.4%
Pharmaceuticals and cosmetics	8,622	1.3%	6,319	1.1%
Real estate agents	28,345	4.1%	21,265	3.6%
Entertainment and tourism	7,889	1.1%	5,297	0.9%
Wood and furniture	4,967	0.7%	3,341	0.6%
Construction materials	4,657	0.7%	4,854	0.8%
Steel and metallurgy	10,153	1.5%	8,764	1.5%
Media	650	0.1%	717	0.1%
Mining	7,025	1.0%	4,603	0.8%
Infrastructure work	10,050	1.5%	8,468	1.4%
Oil and gas (*)	6,355	0.9%	5,990	1.0%
Petrochemical and chemical	12,819	1.9%	9,699	1.7%
Health care	4,831	0.7%	3,419	0.6%
Insurance, reinsurance and pension plans	59	0.0%	13	0.0%
Telecommunications	2,663	0.4%	2,749	0.5%
Third sector	3,355	0.5%	1,732	0.3%
Tradings	2,819	0.4%	1,842	0.3%
Transportation	25,161	3.7%	19,159	3.3%
Domestic appliances	2,786	0.4%	2,396	0.4%
Vehicles and autoparts	17,222	2.5%	12,599	2.2%
Clothing and shoes	6,405	0.9%	4,412	0.8%
Commerce - sundry	27,173	3.9%	20,373	3.5%
Industry - sundry	12,681	1.8%	9,148	1.6%
Sundry services	49,407	7.2%	38,729	6.6%
Sundry	17,108	2.5%	10,424	1.8%
Individuals	**318,976**	**46.2%**	**300,716**	**51.6%**
Credit cards	84,066	12.2%	96,663	16.6%
Mortgage loans	90,343	13.1%	73,952	12.7%
Consumer loans / checking account	122,913	17.8%	110,470	18.9%
Vehicles	21,654	3.1%	19,631	3.4%
Grand total	**689,327**	**100.0%**	**583,017**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	09/30/2020		12/31/2019	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	28,065	(228)	29,460	(236)
Sundry bank guarantees	25,852	(470)	24,275	(511)
Other financial guarantees provided	10,070	(199)	7,819	(71)
Tied to the distribution of marketable securities by Public Offering	1,991	(1)	-	-
Restricted to bids, auctions, service provision or execution of works	3,395	(20)	3,636	(26)
Restricted to international trade of goods	836	(11)	948	(13)
Restricted to supply of goods	774	(3)	582	(2)
Total	**70,983**	**(932)**	**66,720**	**(859)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 92

b) Credit concentration

Loan, lease and other credit operations (*)	09/30/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	7,765	1.0	5,389	0.8
10 largest debtors	37,474	4.9	29,340	4.5
20 largest debtors	54,496	7.2	44,712	6.9
50 largest debtors	85,120	11.2	71,975	11.1
100 largest debtors	115,978	15.3	97,705	15.1

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions (*)	09/30/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	10,519	1.1	6,509	0.8
10 largest debtors	65,100	7.0	49,106	6.3
20 largest debtors	98,611	10.6	76,529	9.9
50 largest debtors	158,426	17.1	126,915	16.4
100 largest debtors	209,904	22.6	169,379	21.9

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Provision for Financial Guarantees Provided

	09/30/2020	12/31/2019
Opening balance - 01/01	**(39,747)**	**(34,261)**
Net increase for the period	(24,379)	(23,896)
Minimum	(16,325)	(20,252)
Financial Guarantees Provided	(73)	277
Additional (1)	(7,981)	(3,921)
Write-Off	15,616	18,328
Other, mainly foreign exchange	(2,630)	82
Closing balance (2)	**(51,140)**	**(39,747)**
Minimum (3)	(32,204)	(28,865)
Financial Guarantees Provided (4)	(932)	(859)
Additional	(18,004)	(10,023)
Existing provision	**(51,140)**	**(39,747)**
Provision delay	(11,148)	(11,523)
Provision aggravated	(11,021)	(10,828)
Provision potential	(28,971)	(17,396)

(1) At 09/30/2020 the increase in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22d).
(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (378) (R$ (273) at 12/31/2019).
(3) At 12/31/2019 comprises R$ (272) related to change in models, and the impact is offset by Additional Provision.
(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 09/30/2020, the balance of the provision regarding the loan portfolio is equivalent to 7.4% (6.8% at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 93

d) **Renegotiation of credits**

	09/30/2020			12/31/2019		
	Portfolio (1)	Provision for Loan Losses	%	Portfolio (1)	Provision for Loan Losses	%
Total renegotiated loans	36,272	(11,819)	32.6%	28,051	(11,018)	39.3%
(-) Renegotiated loans overdue up to 30 days(2)	(13,565)	1,961	14.4%	(11,266)	3,053	27.1%
Renegotiated loans overdue over 30 days(2)	22,707	(9,858)	43.4%	16,785	(7,965)	47.5%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$146 (R$ 98 at 12/31/2019).
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2020			12/31/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
	0 - 30	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets						
Loan operations	-	7,133	7,133	8,734	322	704
Liabilities - restricted operations on assets						
Foreign borrowing through securities	-	7,133	7,133	8,739	(322)	(703)
Net revenue from restricted operations					-	1

At 09/30/2020 and 12/31/2019 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 94

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2020				12/31/2019			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	367	374	364	372	1,244	1,282	1,243	1,281
Working capital	1,023	1,024	1,039	1,040	1,211	1,213	1,207	1,208
Other [2]	-	-	-	-	-	-	1	1
Total	**1,390**	**1,398**	**1,403**	**1,412**	**2,455**	**2,495**	**2,451**	**2,490**

(1) Under Other liabilities Sundry.

(2) Assignment of operations that had already been written down to losses.

From 01/01 to 09/30/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 157, net of the Provision for Loan Losses (R$ 162 from 01/01 to 09/30/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 95

Note 7 – Funding, borrowing and onlending

a) Summary

	09/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	353,836	61,360	92,398	257,425	765,019	507,060
Deposits received under securities repurchase agreements	250,136	8,533	3,470	53,485	315,624	269,838
Funds from acceptances and issuance of securities	2,901	14,563	21,094	101,224	139,782	143,569
Borrowing and onlending	11,276	42,886	12,100	24,811	91,073	76,393
Subordinated debt	-	7,125	15	69,804	76,944	59,462
Total	**618,149**	**134,467**	**129,077**	**506,749**	**1,388,442**	**1,056,322**
% per maturity date	44.5	9.7	9.3	36.5	**100.0**	
Total – 12/31/2019	**514,333**	**105,622**	**70,620**	**365,747**	**1,056,322**	
% per maturity date	48.7	10.0	6.7	34.6	**100.0**	

b) Deposits

	09/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**225,957**	**61,360**	**92,398**	**257,425**	**637,140**	**424,745**
Savings deposits	172,391	-	-	-	172,391	144,558
Interbank deposits	1,445	1,230	881	267	3,823	3,021
Time deposits	52,121	60,130	91,517	257,158	460,926	277,166
Non-interest bearing deposits	**127,879**	**-**	**-**	**-**	**127,879**	**82,315**
Demand deposits	127,827	-	-	-	127,827	82,306
Other deposits	52	-	-	-	52	9
Total	**353,836**	**61,360**	**92,398**	**257,425**	**765,019**	**507,060**
% per maturity data	46.3	8.0	12.1	33.6	**100.0**	
Total – 12/31/2019	**272,447**	**38,873**	**22,877**	**172,863**	**507,060**	
% per maturity date	53.7	7.7	4.5	34.1	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 96

c) Deposits received under securities repurchase agreements

09/30/2020 12/31/2019 Over 365

0—30 31—180 181—365 Total Total days Own portfolio 20,070 1,237 1,458 53 22,818 74,999

Government securities — — — — — 51,509 Corporate Securities 19,905 — — — 19,905 17,665 Own issue 157 1,236 1,316 20 2,729 5,258 Foreign 8 1 142 33 184 567

Third-party portfolio 213,287 — — — 213,287 148,021 Free portfolio 16,779 7,296 2,012 53,432 79,519 46,818 Total 250,136 8,533 3,470 53,485 315,624 269,838

% per maturity date 79.3 2.7 1.1 16.9 100.0

Total – 12/31/2019 231,310 4,121 1,700 32,707 269,838

% per maturity date 85.8 1.5 0.6 12.1 100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

d) Funds from acceptances and issuance of securities

	09/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**2,464**	**12,304**	**17,492**	**42,637**	**74,897**	**98,593**
Financial bills	1,152	4,106	13,242	26,888	45,388	65,433
Real estate credit bills	56	1,283	514	1,497	3,350	7,635
Rural credit bills	1,256	6,915	3,736	5,685	17,592	21,205
Guaranteed real estate bills	-	-	-	8,567	8,567	4,320
Securities obligations abroad	**384**	**2,136**	**3,109**	**58,262**	**63,891**	**43,866**
Brazil risk note programme	-	529	207	13,454	14,190	5,352
Structure note issued	110	1,230	1,004	4,646	6,990	5,253
Bonds	208	209	1,718	28,804	30,939	24,762
Fixed rate notes	-	79	-	7,051	7,130	5,192
Eurobonds	2	-	-	18	20	116
Mortgage notes	51	17	2	161	231	212
Other	13	72	178	4,128	4,391	2,979
Funding from structured operations certificates (*)	**53**	**123**	**493**	**325**	**994**	**1,110**
Total	**2,901**	**14,563**	**21,094**	**101,224**	**139,782**	**143,569**
% per maturity date	2.1	10.4	15.1	72.4	**100.0**	
Total – 12/31/2019	**4,294**	**31,401**	**15,657**	**92,217**	**143,569**	
% per maturity date	3.0	21.9	10.9	64.2	**100.0**	

(*) At 09/30/2020, the fair value of the funding from structured operations certificates issued is R$ 1,045 (R$ 1,204 at 12/31/2019).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 8,509, with maturity over 365 days (with no amount at 12/31/2019).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 0.44% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	09/30/2020	12/31/2019
Real estate loans	9,399	5,002
Government securities - Brazil	2	287
Total asset portfolio	**9,401**	**5,289**
Total adjusted asset portfolio	**9,401**	**5,275**
Liabilities for issue of LIGs	**8,567**	**4,320**
Remuneration of the Fiduciary Agent	**1**	**-**

II - Requirements of asset portfolio

	09/30/2020	12/31/2019
Breakdown	**100.0%**	**94.8%**
Sufficiency		
Notional amount	109.7%	122.1%
Present value under stress	109.1%	124.7%
Weighted average term		
Of the asset portfolio	132.7 monthly	118.5 monthly
Of outstandings LIGs	45.9 monthly	32.4 monthly
Liquidity		
Net assets	2	287

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 98

e) Borrowing and onlending

09/30/2020 12/31/2019

0-30 31-180 181-365 Over 365 days Total Total Borrowing 11,028 40,036 10,585 17,960 79,609 64,745

In Brazil 1,878 — 2 — 1,880 2,301 Foreign (*) 9,150 40,036 10,583 17,960 77,729 62,444

Onlending—In Brazil – official institutions 248 2,850 1,515 6,851 11,464 11,648

BNDES 102 2,074 520 3,635 6,331 5,091 FINAME 135 716 824 2,751 4,426 5,727 Other 11 60 171 465 707 830

Total 11,276 42,886 12,100 24,811 91,073 76,393

% per maturity date 12.4 47.1 13.3 27.2 100.0

Total – 12/31/2019 6,280 27,130 30,386 12,597 76,393

% per maturity date 8.2 35.5 39.8 16.5 100.0

(*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

f) Subordinated debt, including perpetual debts

	09/30/2020					12/31/2019
	0-30	31-180	181-365	Over 365	Total	Total
Financial bills	-	-	15	5,311	5,326	5,089
Euronotes	-	7,126	-	31,883	39,009	31,952
(-) Transaction costs incurred (Note 3b)	-	(1)	-	(23)	(24)	(26)
Bonds	-	-	-	7,729	7,729	5,795
Debt instruments eligible as capital	-	-	-	24,904	24,904	16,652
Grand total	**-**	**7,125**	**15**	**69,804**	**76,944**	**59,462**
% per maturity date	0.0	9.3	0.0	90.7	**100.0**	
Total – 12/31/2019	**2**	**4,097**	**-**	**55,363**	**59,462**	
% per maturity date	0.0	6.9	0.0	93.1	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes with amount R$ 7,126 (R$ 4,082 at 12/31/19) with maturity from 31 to 180 days and R$ 31,933 (R$ 27,878 at 12/31/2019) with maturity over 365 days, totaling R$ 39,059 (R$ 31,960 at 12/31/2019), and Debt Instruments Eligible as Capital in the amount of R$ 24,904 (R$ 16,652 at 12/31/2019) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 100

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2020	12/31/2019
Subordinated financial bills - BRL (*)						
	1	2012	2020	111% of CDI	-	2
	20	2012	2020	IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,278	4,994
	20			IGPM + 4.63%	34	30
				Total	**5,326**	**5,089**
Subordinated euronotes - USD (*)						
	1,000	2010	2020	6.2%	-	4,048
	1,000		2021	5.75%	5,716	4,153
	749	2011	2021	5.75% to 6.2%	4,329	3,033
	550	2012	2021	6.2%	3,102	2,217
	1,258		2022	5.5% to 5.65%	14,865	10,775
	1,870		2023	5.13%	10,743	7,578
	14	2017		6.12%	79	81
	10	2018		6.5%	55	41
	8	2019	2029	4.5%	47	-
	9	2020	Perpetual	4.6%	49	-
				Total	**38,985**	**31,926**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	89	78
	180,350	2008	2033	3.50% to 4.92%	1,467	1,099
	97,962	2009	2035	4.75%	1,088	814
	1,060,250	2010	2032	4.35%	106	79
	1,060,250		2035	3.90% to 3.96%	245	182
	1,060,250		2036	4.48%	1,164	868
	1,060,250		2038	3.9%	848	632
	1,060,250		2040	4.15% to 4.29%	653	487
	1,060,250		2042	4.45%	318	237
	57,168	2014	2034	3.8%	416	309
				Total	**6,394**	**4,785**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	154	132
	146,000		2028	IPC + 2%	216	182
	689,272	2014	2024	LIB	965	696
				Total	**1,335**	**1,010**
Debt instruments eligible as capital - USD						
	1,230	2017	Perpetual	6.12%	7,067	4,974
	740	2018	Perpetual	6.5%	4,183	3,038
	740	2019	2029	4.5%	4,242	3,038
	690	2020	Perpetual	4.6%	3,909	-
				Total	**19,401**	**11,050**
Debt instruments eligible as capital - BRL						
	2,125	2019	Perpetual	114% of SELIC	2,132	2,265
	925			SELIC + 1.17% to 1.19%	956	989
	50		2028	CDI + 0.72%	52	50
	2,280		2029	CDI + 0.75%	2,363	2,298
				Total	**5,503**	**5,602**
Total					**76,944**	**59,462**

(*) Reference Equity on September 30, 2020 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 43,736 (R$ 36,627 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 101

Note 8—Insurance, private pension plan and premium bonds operations

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred.

Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt.

Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I—Insurance and private pension plan:

Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis;

Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement;

Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;

Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred;

Mathematical provisions for granted benefits (PMBC)—recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations;

Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

II—Premium Bonds:

Mathematical provision for premium bonds (PMC)—recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds;

• Provision for redemption (PR)—recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

Provision for prize draws to be held (PSR)—recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held;

Provision for prize draws payable (PSP)—recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received;

Supplementary provision for prize draws (PCS)—recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held;

Provision for administrative expenses (PDA)—recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Unearned premiums (PPNG)	2,214	2,343	12	13	-	-	2,226	2,356
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	204	210,468	212,274	-	-	210,485	212,478
Redemptions and other unsettled amounts (PVR)	15	13	349	318	-	-	364	331
Financial surplus (PEF)	2	2	602	610	-	-	604	612
Unsettled claims (PSL)	519	571	54	47	-	-	573	618
Claims / events incurred but not reported (IBNR)	287	277	22	22	-	-	309	299
Administrative (PDA) and related expenses (PDR)	28	28	93	89	1	4	122	121
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,485	3,434	3,485	3,434
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	13	12	13	12
Other provisions	134	134	269	271	-	-	403	405
Total technical provisions (a)	**3,216**	**3,572**	**211,869**	**213,644**	**3,499**	**3,450**	**218,584**	**220,666**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Interbank investments – money market	**209**	**280**	**117**	**240**	**578**	**546**	**904**	**1,066**
Securities and derivative financial instruments	**2,037**	**2,483**	**213,509**	**214,700**	**3,022**	**3,088**	**218,568**	**220,271**
PGBL / VGBL fund quotas (1)	**-**	**-**	**201,703**	**204,530**	**-**	**-**	**201,703**	**204,530**
Government securities - Brazil	-	-	161,415	171,059	-	-	161,415	171,059
National treasury bills, Financial treasury bills and National treasury notes	-	-	148,684	157,162	-	-	148,684	157,162
Repurchase agreements	-	-	12,731	13,897	-	-	12,731	13,897
Corporate securities	-	-	31,694	29,032	-	-	31,694	29,032
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	17,105	12,923	-	-	17,105	12,923
Financial bills	-	-	14,566	16,074	-	-	14,566	16,074
Other	-	-	23	35	-	-	23	35
PGBL / VGBL fund quotas	-	-	7,886	4,036	-	-	7,886	4,036
Other securities (2)	-	-	708	403	-	-	708	403
Other government securities and private securities	**2,037**	**2,483**	**11,806**	**10,170**	**3,022**	**3,088**	**16,865**	**15,741**
Receivables from insurance and reinsurance operations (3)	**1,166**	**1,057**	**-**	**-**	**-**	**-**	**1,166**	**1,057**
Credit rights	1,000	844	-	-	-	-	1,000	844
Other credit	166	213	-	-	-	-	166	213
Total Guarantee Assets (b)	**3,412**	**3,820**	**213,626**	**214,940**	**3,600**	**3,634**	**220,638**	**222,394**
Total Excess Coverage (b-a)	**196**	**248**	**1,757**	**1,296**	**101**	**184**	**2,054**	**1,728**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilitie in Pension plan technical provision accounts (Note 8a).

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 104

c) Financial and operating income

	Insurance						Pension plan						Premium bonds		Total	
	01/01 to 09/30/2020			01/01 to 09/30/2019			01/01 to 09/30/2020			01/01 to 09/30/2019			01/01 to 09/30/2020	01/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld				
Financial income	**39**	**-**	**39**	**122**	**-**	**122**	**142**	**-**	**142**	**295**	**-**	**295**	**(93)**	**49**	**88**	**466**
Financial revenues	49	-	49	135	-	135	1,749	-	1,749	13,072	-	13,072	45	192	1,843	13,399
Financial expenses	(10)	-	(10)	(13)	-	(13)	(1,607)	-	(1,607)	(12,777)	-	(12,777)	(138)	(143)	(1,755)	(12,933)
Operating income	**2,156**	**(10)**	**2,146**	**2,237**	**6**	**2,243**	**118**	**4**	**122**	**61**	**1**	**62**	**271**	**341**	**2,539**	**2,646**
Revenues from premiums and contributions	3,041	(16)	3,025	3,544	(20)	3,524	7,809	(2)	7,807	10,579	(2)	10,577	1,844	1,937	12,676	16,038
Changes in technical provisions	129	5	134	(279)	3	(276)	(7,613)	-	(7,613)	(10,438)	-	(10,438)	32	3	(7,447)	(10,711)
Expenses with claims, benefits, redemptions and prize draws	(1,014)	1	(1,013)	(989)	23	(966)	(74)	4	(70)	(76)	3	(73)	(1,619)	(1,606)	(2,702)	(2,645)
Selling expenses	(16)	-	(16)	(17)	-	(17)	(3)	-	(3)	(3)	-	(3)	-	(4)	(19)	(24)
Other operating revenues and expenses	16	-	16	(22)	-	(22)	(1)	2	1	(1)	-	(1)	14	11	31	(12)
Total income	**2,195**	**(10)**	**2,185**	**2,359**	**6**	**2,365**	**260**	**4**	**264**	**356**	**1**	**357**	**178**	**390**	**2,627**	**3,112**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020
105

Note 9—Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

I- Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ

UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a

30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

II- Labor claims

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	09/30/2020				12/31/2019
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,633**	**8,579**	**976**	**13,188**	**11,820**
(-) Provisions guaranteed by indemnity clause (Note 3n)	(216)	(980)	-	(1,196)	(1,183)
Subtotal	**3,417**	**7,599**	**976**	**11,992**	**10,637**
Adjustment / Interest	134	387	-	521	1,146
Changes in the period reflected in results (Note 10f and 10h)	620	1,614	106	2,340	4,289
Increase (*)	834	1,764	107	2,705	4,937
Reversal	(214)	(150)	(1)	(365)	(648)
Payment	(910)	(2,270)	-	(3,180)	(4,080)
Subtotal	**3,261**	**7,330**	**1,082**	**11,673**	**11,992**
(+) Provisions guaranteed by indemnity clause (Note 3n)	210	958	-	1,168	1,196
Closing balance (Note 10d)	**3,471**	**8,288**	**1,082**	**12,841**	**13,188**
Closing balance at 12/31/2019	**3,633**	**8,579**	**976**	**13,188**	

(*) At 12/31/2019 includes the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 107

IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	09/30/2020			12/31/2019
	Legal Obligation (Note 11c)	Tax Lawsuits (Note 10d)	Total	Total
Opening balance - 01/01	**4,835**	**3,431**	**8,266**	**6,793**
(-) Provisions guaranteed by indemnity clause (Note 3n)	-	(68)	(68)	(68)
Subtotal	**4,835**	**3,363**	**8,198**	**6,725**
Adjustment / Interest	55	122	177	779
Changes in the period reflected in results	21	(3)	18	843
Increase	62	31	93	1,135
Reversal	(41)	(34)	(75)	(292)
Payment	(1,379)	(137)	(1,516)	(151)
Subtotal	**3,532**	**3,345**	**6,877**	**8,196**
(+) Provisions guaranteed by indemnity clause (Note 3n)	-	70	70	70
Closing balance	**3,532**	**3,415**	**6,947**	**8,266**
Closing balance at 12/31/2019	**4,835**	**3,431**	**8,266**	

The main discussions related to Tax Lawsuits are described below:

- INSS – Non-compensatory Amounts – R$ 1,961: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 985;

- PIS and COFINS – Calculation Basis – R$ 639: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 617.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 108

c) Contingencies not provided for in the Balance Sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

I- Civil and Labor Claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,362 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 353 (R$ 251 at 12/31/2019).

II—Tax proceedings:

The tax proceedings of possible loss totaled R$ 28,426 (R$ 28,959 at 12/31/2019), and the main cases are described below:

INSS – Non-compensatory Amounts – R$ 4,619: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options;

IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,192: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies;

ISS – Banking Activities – R$ 3,516: the levy and/or payment place of ISS for certain banking revenues are discussed;

IRPJ and CSLL – Goodwill – Deduction – R$ 3,390: the deductibility of goodwill for future expected profitability on the acquisition of investments;

PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,670: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations;

IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,653: cases in which the liquidity and the certainty of credits offset are discussed;

IRPJ and CSLL – Disallowance of Losses – R$ 1,184: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;

IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 654: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed.

d) Accounts receivables – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 887 (R$ 978 at 12/31/2019) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

09/30/2020 12/31/2019 Civil Labor Tax Total Total

Deposits in guarantee (Note 10a) 1,488 2,327 9,238 13,053 14,520 Investment fund quotas 620 339 84 1,043 1,148 Surety 64 51 3,216 3,331 3,223 Insurance bond 1,794 1,195 14,140 17,129 14,867 Guarantee by government securities 14 — 234 248 96

Total 3,980 3,912 26,912 34,804 33,854

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Note 10—Breakdown of accounts

a) Other receivables—Sundry

09/30/2020 12/31/2019

Foreign exchange portfolio (Note 10b) 106,820 96,036 Trading and intermediation of securities 25,803 26,728 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 9e) 13,053 14,520 Taxes and contributions for offsetting 10,364 10,993 Operations without credit granting characteristics, net of provisions 3,940 3,785 Income receivable 3,119 3,465 Sundry domestic 2,038 2,860 Receivables from insurance and reinsurance operations 1,271 1,347 Sundry foreign 1,337 646 Net amount receivables from reimbursement of provisions (Note 9d) 887 978 Assets of post-employment benefit plans (Note 19e) 690 717 Other 5,133 2,943

Total 174,455 165,018

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

b) Foreign exchange portfolio

09/30/2020 12/31/2019 Assets —other receivables (Note 10a) 106,820 96,036

Exchange purchase pending settlement – foreign currency 53,897 41,854 Bills of exchange and term documents – foreign currency — 14

Exchange sale rights – local currency 53,506 54,424 (Advances received) – local currency (583) (256)

Liabilities – other liabilities (Note 2a and Note 10d) 106,628 97,281

Exchange sales pending settlement – foreign currency 54,197 55,077 Liabilities from purchase of foreign currency – local currency 52,160 42,000 Other 271 204

Offsetting accounts 4,281 3,201

Outstanding import credits – foreign currency 2,317 1,641 Confirmed export credits – foreign currency 1,964 1,560

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

c) Prepaid expenses 09/30/2020 12/31/2019 Publicity and advertising 275 531 Commissions related to software maintenance 745 528 Commissions 247 266 Related to payroll loans 40 51 Related to insurance and pension plan 14 14 Related to vehicle financing 12 21 Other 181 180 Credit Card Operating Expenses 473 956 Legal Protection Insurance 136 116 Municipal Tax 40 11 Other 628 537 Total 2,544 2,945 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 113

d) Other liabilities—Sundry 09/30/2020 12/31/2019 Foreign exchange portfolio (Note 10b) 106,628 97,281 Payment Transactions 35,528 38,566 Tax and social security obligations (Note 11c) 10,014 12,411 Provisions for civil, labor, other risks and tax lawsuits (Note 9b) 16,256 16,620 Trading and intermediation of securities 14,478 18,060 Charging and collection of taxes and similar 5,558 232 Social and statutory 3,813 5,089 Transactions related to credit assignments (Note 6f) 1,403 2,451 Provisions for sundry payments 3,004 3,127 Sundry foreign 4,296 3,484 Sundry domestic 2,629 2,220 Personnel provision 2,511 1,646 Funds to be released 2,415 1,470 Obligations on official agreements and rendering of payment services 1,049 1,114 Provision financial guarantees provided (Note 6c) 932 859 Liabilities from post-employment benefit plans (Note 19e) 1,842 1,800 Other 1,482 1,461 Total 213,838 207,891 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 114

e) Commissions and Banking Fees 01/01 to 01/01 to 09/30/2020 09/30/2019 Credit and debit cards 10,039 11,513 Current account services 6,005 5,889 Asset management 5,720 5,323 Funds 5,228 4,798 Consortia 492 525 Credit operations and Financial guarantees provided 1,892 2,046 Credit operations 875 1,021 Financial guarantees provided 1,017 1,025 Collection services 1,395 1,446 Advisory services and Brokerage 2,074 1,483 Custody services 422 363 Other 1,558 1,374 Total 29,105 29,437 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 115

f) Personnel expenses 01/01 to 01/01 to 09/30/2020 09/30/2019 Compensation (7,496) (7,213) Employees’ profit sharing (2,843) (3,452) Welfare benefits (3,076) (3,405) Payroll charges (2,421) (2,478) Provision for labor claims and Dismissals (1,812) (3,710) Training (61) (124) Share-based payment (Note 15f) (152) (201) Total (17,861) (20,583) g) Other administrative expenses 01/01 to 01/01 to 09/30/2020 09/30/2019 Third party services (3,718) (3,405) Data processing and telecommunications (2,865) (3,220) Installations (2,357) (2,445) Depreciation and amortization (2,926) (2,628) Advertising, promotions and publicity (730) (921) Financial system services (653) (544) Security (547) (564) Transportation (263) (270) Materials (243) (248) Travel expenses (73) (177) Other (*) (1,875) (889) Total (16,250) (15,311) (*) At 09/30/2020 comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 22e). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 116

h) Other operating expenses 01/01 to 01/01 to 09/30/2020 09/30/2019 Selling—credit cards (2,888) (3,274) Operations without no credit granting characteristics, net of provision (212) (387) Amortization of goodwill (371) (428) Provision for lawsuits (Note 9b) (740) (311) Civil (620) (341) Tax and social security obligations (14) (44) Other risks (106) 74 Claims losses (353) (347) Refund of interbank costs (224) (247) Impairment (*) (2,157) -Other (1,416) (1,232) Total (8,361) (6,226) (*) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non- controlling shareholders total R$ (19). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 117

Note 11—Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% (1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I—Breakdown of Income tax and social contribution calculation: 01/01 to 01/01 to Due on operations for the period 09/30/2020 09/30/2019 Income before income tax and social contribution (4,554) 25,541 Charges (income tax and social contribution) at the rates in effect 2,049 (10,216) Increase / decrease in income tax and social contribution charges arising from: Equity income in affiliates and joint ventures 259 422 Foreign exchange variations on investments abroad 8,349 1,180 Interest on capital 2,119 2,335 Other nondeductible expenses net of non taxable income (*) (22,394) (2,341) Income tax and social contribution expenses (9,618) (8,620) Related to temporary differences Increase / (reversal) for the period 24,233 2,770 Increase / (reversal) of prior periods — 5 (Expenses) / Income from deferred taxes 24,233 2,775 Total income tax and social contribution expenses 14,615 (5,845) (*) Includes temporary (additions) and exclusions. II—Tax expenses: 01/01 to 01/01 to 09/30/2020 09/30/2019 PIS and COFINS (2,252) (3,883) ISS (1,027) (1,035) Other (652) (423) Total (3,931) (5,341) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (150) (R$ (279) from 01/01 to 09/30/2019) and are mainly composed of PIS and COFINS. III -Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 118

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	09/30/2020	12/31/2019	12/31/2019	Realization / Reversal	Increase	09/30/2020
Reflected in income			**44,171**	**(7,750)**	**31,968**	**68,389**
Provision for loan losses	74,357	59,790	25,941	(2,714)	9,107	32,334
Related to tax losses and social contribution loss carryforwards			2,142	(6)	6,046	8,182
Provision for profit sharing	2,822	5,174	2,162	(2,162)	1,225	1,225
Provision for devaluation of securities with permanent impairment	2,997	3,019	1,359	(513)	503	1,349
Adjustments to fair value of Trading securities and Derivative financial instruments	24,138	164	73	(73)	12,030	12,030
Adjustments of operations carried out on the futures settlement market	200	191	88	(88)	95	95
Goodwill on purchase of investments	857	1,356	353	(16)	17	354
Provisions	13,848	14,232	6,208	(1,465)	1,284	6,027
Civil lawsuits	3,262	3,418	1,413	(414)	325	1,324
Labor claims	7,171	7,383	3,251	(974)	889	3,166
Tax and social security obligations	3,415	3,431	1,544	(77)	70	1,537
Legal obligations	1,733	1,755	723	(48)	44	719
Provision related to health insurance operations	885	870	348	-	6	354
Other non-deductible provisions	12,907	10,938	4,774	(665)	1,611	5,720
Reflected in stockholders' equity			**1,762**	**(614)**	**692**	**1,840**
Adjustments to fair value of available for sale securities	1,525	107	47	(11)	689	725
Cash flow hedge	1,472	2,641	1,315	(583)	2	734
Post-employment benefits	846	891	400	(20)	1	381
Total (1) (2)	**138,587**	**101,128**	**45,933**	**(8,364)**	**32,660**	**70,229**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**63**	**-**	**2**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) At 12/31/2019, deferred tax assets balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,670.

For ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 2,383 (R$ 304 at 12/31/2019) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 2,169 (R$ 112 at 12/31/2019), Administrative provisions of R$ 60 (R$ 66 at 12/31/2019), Provisions for legal, Tax and social security risks of R$ 97 (R$ 71 at 12/31/2019), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustments to fair value of available for sale securities of R$ 8 (R$ 17 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 119

II—The provision for deferred income tax and social contribution and its changes are represented by: Realization / 12/31/2019 Increase 09/30/2020 Reversal Reflected in income 5,478 (3,056) 1,574 3,996 Depreciation in excess – finance lease 202 (46) — 156 Adjustment of deposits in guarantee and provisions 1,531 (131) 6 1,406 Post-employment benefits 282 (105) 14 191 Adjustments to fair value of trading securities and derivative financial instruments 1,256 (1,256) 104 104 Adjustments of operations carried out on the future settlement market 1,460 (1,460) 1,238 1,238 Taxation of results abroad – capital gains 1 — — 1 Other 746 (58) 212 900 Reflected in stockholders’ equity 816 (414) 14 416 Adjustments to fair value of available for sale securities 807 (413) 14 408 Post-employment benefits 9 (1) — 8 Total 6,294 (3,470) 1,588 4,412 At ITAÚ UNIBANCO HOLDING, Provisions for Deferred Income Tax and Social Contribution totaled R$ 223 (R$ 205 at 12/31/2019) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 6 (R$ 5 at 12/31/2019), Adjustments to fair value of trading securities and derivative financial instruments of R$ 11 (R$ 104 at 12/31/2019) and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 189 (R$ 91 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 120

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Provision for deferred income tax and social contribution	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2020	3,179	5%	3,672	45%	6,851	10%	65	100%	(1,292)	29%	5,624	9%
2021	17,730	29%	1,005	12%	18,735	27%	-	0%	(182)	4%	18,553	28%
2022	21,875	35%	484	6%	22,359	32%	-	0%	(109)	3%	22,250	34%
2023	9,141	15%	567	7%	9,708	14%	-	0%	(102)	2%	9,606	15%
2024	2,650	4%	594	7%	3,244	4%	-	0%	(187)	4%	3,057	5%
After 2024	7,472	12%	1,860	23%	9,332	13%	-	0%	(2,540)	58%	6,792	9%
Total	**62,047**	**100%**	**8,182**	**100%**	**70,229**	**100%**	**65**	**100%**	**(4,412)**	**100%**	**65,882**	**100%**
Present Value (*)	**60,020**		**7,926**		**67,946**		**65**		**(4,149)**		**63,862**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV- At 09/30/2020, deferred tax assets not accounted for correspond to R$ 847 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 121

c) Tax and social security obligations 09/30/2020 12/31/2019 Taxes and contributions on income payable 4,261 4,995 Other taxes and contributions payable 2,221 2,581 Legal obligations (Note 9b IV) 3,532 4,835 Total (Note 10d) 10,014 12,411 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 509 (R$ 201 at 12/31/2019) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 493 (R$ 185 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 122

Note 12 - Investments - Change of investments - ITAÚ UNIBANCO HOLDING [1]

Companies	Functional currency	Balance at 12/31/2019 – Book value – Stockholders' equity	Balance at 12/31/2019 – Book value – Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Balance at 12/31/2019 – Book value – Adjustments to investor criteria [2]	Balance at 12/31/2019 – Unrealized results	Balance at 12/31/2019 – Goodwill	Balance at 12/31/2019 – Total
In Brazil		**105,107**	**(202)**	**912**	**(83)**	**-**	**105,734**
Itaú Unibanco S.A.		86,858	(194)	830	(43)	-	87,451
Banco Itaucard S.A.		11,239	(4)	7	(40)	-	11,202
Banco Itaú BBA S.A.		2,866	(4)	64	-	-	2,926
Itaú Consult. de Valores Mobiliários e Part. S.A.		2,642	-	-	-	-	2,642
Itaú Corretora de Valores S.A.		1,502	-	11	-	-	1,513
Foreign		**8,200**	**(435)**	**-**	**(9)**	**282**	**8,038**
Itaú Corpbanca	Chilean peso	3,689	(144)	-	-	282	3,827
Banco Itaú Uruguay S.A.	Uruguayan peso	2,016	(182)	-	-	-	1,834
BICSA Holdings, Ltd.	Chilean peso	2,166	(78)	-	(9)	-	2,079
OCA S.A.	Uruguayan peso	329	(31)	-	-	-	298
Grand total		**113,307**	**(637)**	**912**	**(92)**	**282**	**113,772**

Companies	Changes from 01/01 to 09/30/2020 – Amortization of goodwill	Changes from 01/01 to 09/30/2020 – Dividends paid/accrued [3]	Equity in earnings of subsidiaries – Net Income / (Loss) for the period	Equity in earnings of subsidiaries – Adjustments to investor criteria [2]	Equity in earnings of subsidiaries – Unrealized results and other	Equity in earnings of subsidiaries – Total [4]	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [5]	Balance at 09/30/2020	Equity in earnings of subsidiaries from 01/01 to 09/30/2019
In Brazil	**-**	**(1,116)**	**6,442**	**3,117**	**(25)**	**9,534**	**1,901**	**(4,119)**	**10,000**	**121,934**	**15,926**
Itaú Unibanco S.A.	-	(920)	5,629	3,127	(15)	8,741	1,894	(3,807)	10,000	103,359	13,112
Banco Itaucard S.A.	-	(68)	(490)	(2)	(9)	(501)	4	(220)	-	10,417	1,818
Banco Itaú BBA S.A.	-	(128)	659	(7)	(1)	651	3	(94)	-	3,358	499
Itaú Consult. de Valores Mobiliários e Part. S.A.	-	-	271	-	-	271	-	-	-	2,913	251
Itaú Corretora de Valores S.A.	-	-	373	(1)	-	372	-	2	-	1,887	246
Foreign	**(34)**	**(1,239)**	**62**	**-**	**(2)**	**60**	**1,919**	**5**	**(701)**	**8,048**	**751**
Itaú Corpbanca	(34)	(168)	(681)	-	-	(681)	1,073	(32)	-	3,985	33
Banco Itaú Uruguay S.A.	-	-	485	-	-	485	473	37	-	2,829	484
BICSA Holdings, Ltd.	-	(933)	127	-	(2)	125	295	-	(701)	865	101
OCA S.A.	-	(138)	131	-	-	131	78	-	-	369	133
Grand total	**(34)**	**(2,355)**	**6,504**	**3,117**	**(27)**	**9,594**	**3,820**	**(4,114)**	**9,299**	**129,982**	**16,677**

(1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 541 (R$ (90) from 01/01 to 09/30/2019) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income;

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies;

(3) Dividends approved and not paid are recorded as Dividends receivable;

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 19,070 (R$ (3,249) from 01/01 to 09/30/2019);

(5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss) for the period	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Common	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Preferred	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Quotas	Equity share in capital 09/30/2020 (%) – Voting	Equity share in capital 09/30/2020 (%) – Share
In Brazil								
Itaú Unibanco S.A.	71,925	103,412	5,629	3,265,334,858	3,162,476,355	-	100.00%	100.00%
Banco Itaucard S.A.	5,428	10,467	(490)	237,962,639,781	1,277,933,118	-	99.99%	99.99%
Banco Itaú BBA S.A.	1,490	3,358	659	4,474,435	4,474,436	-	99.99%	99.99%
Itaú Consult. de Valores Mobiliários e Part. S.A.	1,400	2,913	271	548,954	1,097,907	-	100.00%	100.00%
Itaú Corretora de Valores S.A.	802	1,887	373	27,482,523	811,503	-	99.99%	99.99%
Foreign								
Itaú CorpBanca	13,362	16,646	(3,033)	115,039,610,411	-	-	22.45%	22.45%
BICSA Holdings, Ltd.	1,020	875	127	-	-	180,860,747	100.00%	100.00%
Banco Itaú Uruguay S.A.	593	2,829	485	4,465,133,954	-	-	100.00%	100.00%
OCA S.A.	20	369	131	1,503,496,740	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

123

Note 13 - Fixed assets

Fixed assets (*)	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**733**	**898**	**2,970**	**2,498**	**1,730**	**1,169**	**7,148**	**1,335**	**18,481**
Acquisitions	307	1	4	36	47	23	603	64	1,085
Disposals	(53)	(26)	(56)	(140)	(10)	(23)	(341)	(15)	(664)
Exchange variation	(1)	5	23	199	31	89	161	14	521
Transfers	(421)	-	114	285	21	-	1	-	-
Other	5	(10)	(17)	(71)	77	6	239	13	242
Balance at 09/30/2020	**570**	**868**	**3,038**	**2,807**	**1,896**	**1,264**	**7,811**	**1,411**	**19,665**
Depreciation									
Balance at 12/31/2019	-	-	**(1,816)**	**(1,699)**	**(1,148)**	**(831)**	**(5,565)**	**(983)**	**(12,042)**
Depreciation expenses	-	-	(59)	(195)	(108)	(62)	(579)	(94)	(1,097)
Disposals	-	-	46	133	6	22	285	13	505
Exchange variation	-	-	(7)	(114)	(20)	(57)	(123)	(12)	(333)
Other	-	-	13	(15)	6	(34)	(217)	(12)	(259)
Balance at 09/30/2020	-	-	**(1,823)**	**(1,890)**	**(1,264)**	**(962)**	**(6,199)**	**(1,088)**	**(13,226)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	(27)	-	**(27)**
Increase	-	-	-	(9)	-	-	-	-	(9)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 09/30/2020	-	-	-	**(9)**	-	-	**(27)**	-	**(36)**
Book value									
Balance at 09/30/2020	**570**	**868**	**1,215**	**908**	**632**	**302**	**1,585**	**323**	**6,403**
Balance at 12/31/2019	**733**	**898**	**1,154**	**799**	**582**	**338**	**1,556**	**352**	**6,412**

(*) The contractual commitments for the purchase of the fixed assets totaled R$ 39, achievable by 2020.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 124

Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**10,894**	**2,508**	**5,751**	**5,716**	**2,917**	**27,786**
Acquisitions	287	-	632	1,400	323	2,642
Rescissions / disposals	-	-	(92)	(1)	(36)	(129)
Exchange variation	2,370	266	871	-	275	3,782
Other	4	(12)	(15)	-	-	(23)
Balance at 09/30/2020	**13,555**	**2,762**	**7,147**	**7,115**	**3,479**	**34,058**
Amortization						
Balance at 12/31/2019	**(5,051)**	**(1,049)**	**(3,092)**	**(2,497)**	**(1,230)**	**(12,919)**
Amortization expenses [2]	(981)	(144)	(563)	(597)	(335)	(2,620)
Rescissions / disposals	-	-	89	-	35	124
Exchange variation	(1,008)	(103)	(438)	-	(220)	(1,769)
Other	(4)	5	6	(12)	(2)	(7)
Balance at 09/30/2020	**(7,044)**	**(1,291)**	**(3,998)**	**(3,106)**	**(1,752)**	**(17,191)**
Impairment (Note 10h)						
Balance at 12/31/2019	-	-	**(171)**	**(370)**	-	**(541)**
Increase	(1,560)	(761)	-	(1)	-	(2,322)
Disposals	-	-	-	-	-	-
Exchange variation	-	-	-	-	-	-
Balance at 09/30/2020	**(1,560)**	**(761)**	**(171)**	**(371)**	-	**(2,863)**
Book value						
Balance at 09/30/2020	**4,951**	**710**	**2,978**	**3,638**	**1,727**	**14,004**
Balance at 12/31/2019	**5,843**	**1,459**	**2,488**	**2,849**	**1,687**	**14,326**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (375) from 01/01 to 09/30/2019) are disclosed in the expenses on financial operation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment adjustments of intangible assets related to the Itaú Corpbanca's business combination. It considered the value in use for Cash Generating Units (CGU) in Chile and Colombia and the cash flow was based on the result for June 2020 and internal projects of result until 2025.

The adjustment of recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in an amount of CGU lower than their book values. The discount rate adopted for the impairment test was determined at the cost of capital based on the CAPM model.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 10h).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 125

Note 15 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 09/30/2020 Number Common Preferred Total Amount Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 31,782 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 09/30/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 09/30/2020 4,924,186,605 1,888,835,760 6,813,022,365 67,509 Residents abroad at 09/30/2020 34,103,754 2,957,009,229 2,991,112,983 29,639 Treasury shares at 12/31/2019 (1) — 58,533,585 58,533,585 (1,274) Result of delivery of treasure shares — (16,855,133) (16,855,133) 367 Treasury shares at 09/30/2020 (1) — 41,678,452 41,678,452 (907) Outstanding shares at 09/30/2020 4,958,290,359 4,804,166,537 9,762,456,896 Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares. 01/01 to 09/30/2020 Cost / Market value Common Preferred Average cost — 21.76 Market value at 09/30/2020 21.38 22.50 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 126

b) Dividends

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	09/30/2020
Statutory individual net income	11,325
Adjustments:	
(-) Legal reserve - 5%	(566)
Dividend calculation basis	10,759
Minimun mandatory dividend - 25%	2,690
Dividends and Interest on Capital Paid / Accrued	2,690

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**1,688**	**(78)**	**1,610**
Dividends - 8 monthly installments paid from February to September 2020	0.0150	1,171	-	1,171
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities – Social and Statutory)		**1,080**	**-**	**1,080**
Dividends - 1 monthly installment paid on 10/01/2020	0.0150	146	-	146
Dividends	0.0956	934	-	934
Total from 01/01 to 09/30/2020		**2,768**	**(78)**	**2,690**
Total from 01/01 to 09/30/2019		**11,048**	**-**	**11,048**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 127

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	09/30/2020	12/31/2019
Capital reserves	**1,996**	**1,979**
Premium on subscription of shares	284	284
Share-based payment plan	1,711	1,694
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**33,639**	**34,846**
Legal [(1)]	11,892	11,326
Statutory [(2)]	21,747	13,709
Special profit reserves [(3)]	-	9,811

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 09/30/2020 and 12/31/2019.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 09/30/2020	01/01 to 09/30/2019	09/30/2020	12/31/2019
ITAÚ UNIBANCO HOLDING	**11,325**	**18,451**	**130,667**	**132,244**
Amortization of goodwill	246	93	(111)	(258)
Conversion adjustments of foreign investments (Note 3s)	(254)	557	3	1
Foreign exchange variations of investments	17	-	-	-
Hedge of net investments in foreign operations	(460)	974	3	1
Tax effects – hedge of net investments in foreign operations	189	(417)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**11,317**	**19,101**	**130,559**	**131,987**

e) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2020	12/31/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Itaú CorpBanca	10,117	9,428	1,505	(92)
Itaú CorpBanca Colombia S.A.	530	403	(43)	(50)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	569	487	(82)	(107)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	434	420	(14)	(32)
Other	158	123	(40)	(48)
Total	**11,808**	**10,861**	**1,326**	**(329)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 128

f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 01/01 to 09/30/2020 09/30/2019 Partner Plan (Note 10f) (152) (201) Share-based plan (298) (308) Total (450) (509) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 09/30/2020 09/30/2019 Quantity Quantity Opening balance 39,305,211 48,871,182 New 10,473,405 8,096,700 Delivered (11,408,109) (15,627,167) Cancelled (851,468) (1,271,138) Closing balance 37,519,039 40,069,577 Weighted average of remaining contractual life (years) 1.95 1.85 Market value weighted average (R$) 23.37 25.49 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 129

II—Variable Compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2020 09/30/2019 Quantity Quantity Opening balance 20,220,934 25,016,145 New 13,676,575 9,794,250 Delivered (10,574,321) (14,237,280) Cancelled (219,742) (81,226) Closing balance 23,103,446 20,491,889 Market value weighted average (R$) 33.52 37.55 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 09/30/2020 01/01 to 09/30/2019 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance — —3,089,599 22.11 Options vested at the end of the period — —3,089,599 22.11 Options: Canceled / Forfeited (*) — — (15,590) 29.51 Exercised — — (1,456,493) 22.45 Closing balance — — 1,617,516 22.73 Options vested at the end of the period — — 1,617,516 22.73 Range of exercise prices —22.73 Weighted average of the remaining contractual life (in years) — 0.25 Market value weighted average (R$) — 36.49 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 130

Note 16 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.; Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.; Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Itaú Cultural (3) – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa S.A. (2) New legal name of Fundação Itaú Social after merger of Instituto Itaú Cultural. (3) Entity merged into Fundação Itaú para a Educação e Cultura. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 131

a) **Transactions with related parties:**

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED				
		Assets / (Liabilities)		Revenues / (Expenses)			Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	09/30/2020	12/31/2019	01/01 to 09/30/2020	01/01 to 09/30/2019	Annual rate	09/30/2020	12/31/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Interbank investments		**69,048**	**51,077**	**2,528**	**2,508**		**4,000**	**1,000**	**48**	**18**
Itaú Unibanco S.A. Nassau Branch	2.52% to 6.50%	58,921	33,188	1,953	1,175		-	-	-	-
Itaú Unibanco S.A. Grand Cayman Branch	5.83% to 6.31%	9,907	11,165	481	488		-	-	-	-
Other	1.90%	220	6,724	94	845	1.90%	4,000	1,000	48	18
Loan operations		-	-	-	-		**1,245**	**83**	**65**	**5**
Alpargatas S.A.		-	-	-	-	2.35% to 6% / CDI + 2%	610	30	50	1
Duratex S.A.		-	-	-	-	CDI + 1.45% / CDI + 3.15%	614	-	14	-
Other		-	-	-	-	113% CDI	21	53	1	4
Derivative financial instruments (assets and liabilities)		-	-	-	**(572)**		**165**	**99**	**10**	-
Investment funds		-	-	-	(572)		121	99	10	-
Alpargatas S.A.		-	-	-	-		44	-	-	-
Deposits		-	-	-	**(160)**		-	-	-	**(1)**
Other		-	-	-	(160)		-	-	-	(1)
Deposits received under securities repurchase agreements		-	-	-	-		**(665)**	**(374)**	**(24)**	**(11)**
Alpargatas S.A.		-	-	-	-	95% to 100% CDI	(504)	(4)	(9)	-
Duratex S.A.		-	-	-	-	76% to 95% CDI	(32)	(43)	(2)	(2)
Other		-	-	-	-	1.75% / 75% to 100.15% CDI	(129)	(327)	(13)	(9)
Funds from acceptances and issuance of securities		**(2)**	-	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(2)	-	-	-		-	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(62)**	**(36)**	**(10)**	**4**		**(108)**	**(151)**	**33**	**(4)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(89)	(93)	39	32
ConectCar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		(36)	(46)	5	4
Olimpia Promoção e Serviços S.A.		-	-	-	-		(6)	(5)	(29)	(20)
Itaú Corretora de Valores S.A.		(1)	(1)	(11)	(5)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(74)	(35)	1	12		-	-	-	-
Itaúsa S.A.		-	-	-	-		1	1	8	(29)
Fundação Itaú para a Educação e Cultura		-	-	-	-		19	-	1	-
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	5	-
Other		13	-	-	(3)		3	(8)	4	9
Rent		-	-	-	-		-	-	**(24)**	**(31)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(22)	(25)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(2)	(5)
Other		-	-	-	-		-	-	-	(1)
Donation		**(500)**	-	**(742)**	-		**(500)**	-	**(1,000)**	**(35)**
Fundação Itaú para a Educação e Cultura		(500)	-	(742)	-		(500)	-	(1,000)	(35)
Sponsorship		-	-	-	-		**14**	**29**	**(10)**	**(1)**
Associação Cubo Coworking Itaú		-	-	-	-		14	29	(10)	-
Other		-	-	-	-		-	-	-	(1)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 54, Liabilities of R$ (6,300) and Result of R$ (23) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (34) from 01/01 to 09/30/2019, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (4) (R$ (6) from 01/01 to 09/30/2019) in view of the use of the common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 132

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 09/30/2020 09/30/2019 Fees (374) (395) Profit sharing (70) (266) Post-employment benefits (6) (5) Share-based payment plan (141) (185) Total (591) (851) Total amounts related to share-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 133

Note 17 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		09/30/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Assets					
Cash and cash equivalents	(a)	101,034	101,034	62,152	62,152
Central Bank of Brazil Deposits	(a)	87,954	87,954	91,248	91,248
Money market	(a)	318,389	318,389	197,786	197,786
Interbank deposits	(b)	61,912	62,120	34,576	34,616
Trading securities	(c)	320,410	320,410	303,994	303,994
Available for sale securities	(c)	180,434	180,434	163,510	163,510
Held to maturity securities	(c)	51,418	54,776	36,106	39,215
Derivatives financial instruments	(c)	75,914	75,914	41,676	41,676
Loan, lease and other credit operations	(d)	688,395	696,226	582,158	591,429
(Provision for loan losses)		(50,208)	(50,208)	(38,888)	(38,888)
Liabilities					
Deposits	(b)	765,019	765,039	507,060	507,111
Deposits received under securities repurchase agreements	(a)	315,624	315,624	269,838	269,838
Funds from acceptances and issuance of securities	(b)	139,782	139,827	143,569	143,663
Borrowings and onlending	(b)	91,073	91,060	76,393	76,479
Derivatives financial instruments	(c)	78,426	78,426	47,815	47,815
Subordinated debts	(b)	76,944	77,857	59,462	61,428
Financial guarantees		932	932	859	859

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash and cash equivalents, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements** - The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments** - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 134

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 135

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	09/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	**105,655**	**214,607**	**148**	**320,410**	**87,925**	**215,591**	**478**	**303,994**
Government securities - Brazil	**92,054**	**7,260**	**-**	**99,314**	**79,927**	**3,444**	**-**	**83,371**
Financial treasury bills	31,208	-	-	31,208	32,096	-	-	32,096
National treasury bills	29,548	-	-	29,548	17,628	-	-	17,628
National treasury notes	22,890	7,260	-	30,150	26,492	3,444	-	29,936
Brazilian external debt bonds	8,408	-	-	8,408	3,711	-	-	3,711
Government securities - abroad	**6,164**	**2**	**-**	**6,166**	**1,576**	**-**	**-**	**1,576**
Argentina	1,764	-	-	1,764	317	-	-	317
Chile	473	2	-	475	488	-	-	488
Colombia	1,683	-	-	1,683	409	-	-	409
United States	1,845	-	-	1,845	141	-	-	141
Italy	267	-	-	267	-	-	-	-
Mexico	10	-	-	10	58	-	-	58
Paraguay	3	-	-	3	2	-	-	2
Peru	4	-	-	4	9	-	-	9
Uruguay	115	-	-	115	152	-	-	152
Corporate securities	**7,437**	**5,642**	**148**	**13,227**	**6,422**	**7,617**	**478**	**14,517**
Shares	2,876	346	-	3,222	2,875	424	-	3,299
Bank deposit certificates	-	439	-	439	1	453	-	454
Real estate receivables certificates	-	-	148	148	-	-	396	396
Fund quotas	**796**	**2,334**	**-**	**3,130**	**318**	**3,682**	**-**	**4,000**
Credit rights	-	1,431	-	1,431	-	2,864	-	2,864
Fixed income	32	823	-	855	23	799	-	822
Variable income	764	80	-	844	295	19	-	314
Debentures	1,387	822	-	2,209	1,231	782	58	2,071
Eurobonds and other	2,378	-	-	2,378	1,997	79	6	2,082
Financial bills	-	1,482	-	1,482	-	2,101	-	2,101
Other	-	219	-	219	-	96	18	114
PGBL / VGBL fund quotas	**-**	**201,703**	**-**	**201,703**	**-**	**204,530**	**-**	**204,530**
Available for sale securities	**97,733**	**78,955**	**3,746**	**180,434**	**100,878**	**53,142**	**9,490**	**163,510**
Government securities - Brazil	**60,243**	**1,227**	**184**	**61,654**	**58,105**	**853**	**192**	**59,150**
Financial treasury bills	18	-	-	18	249	-	-	249
National treasury bills	16,898	-	-	16,898	18,517	-	-	18,517
National treasury notes	28,242	1,227	-	29,469	27,242	853	-	28,095
National treasury / securitization	-	-	184	184	-	-	192	192
Brazilian external debt bonds	15,085	-	-	15,085	12,097	-	-	12,097
Government securities - abroad	**20,988**	**20,306**	**-**	**41,294**	**37,184**	**-**	**-**	**37,184**
Germany	33	-	-	33	23	-	-	23
Chile	743	12,172	-	12,915	11,832	-	-	11,832
Colombia	2,732	-	-	2,732	3,877	-	-	3,877
Korea	-	3,682	-	3,682	3,427	-	-	3,427
Spain	-	4,452	-	4,452	4,984	-	-	4,984
United States	2,592	-	-	2,592	2,837	-	-	2,837
Italy	-	-	-	-	329	-	-	329
Mexico	11,178	-	-	11,178	7,552	-	-	7,552
Paraguay	2,588	-	-	2,588	1,781	-	-	1,781
Uruguay	1,122	-	-	1,122	542	-	-	542
Corporate securities	**16,502**	**57,422**	**3,562**	**77,486**	**5,589**	**52,289**	**9,298**	**67,176**
Shares	1,210	2,995	-	4,205	184	2,492	-	2,676
Rural product note	-	5,896	67	5,963	-	3,976	1,444	5,420
Bank deposit certificates	-	71	-	71	-	2,373	53	2,426
Real estate receivables certificates	-	-	962	962	-	-	1,243	1,243
Fixed income fund quotas	-	307	-	307	-	231	-	231
Debentures	11,739	35,061	2,533	49,333	3,813	35,415	6,011	45,239
Eurobonds and other	3,553	2,139	-	5,692	1,592	1,814	254	3,660
Financial bills	-	342	-	342	-	339	-	339
Promissory notes	-	9,598	-	9,598	-	4,712	282	4,994
Other	-	1,013	-	1,013	-	937	11	948

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	22	75,716	176	75,914	14	41,559	103	41,676
Swap contracts – Adjustment receivable	1	51,001	117	51,119	-	26,426	32	26,458
Option contracts	17	11,567	59	11,643	-	8,347	71	8,418
Forward contracts	-	2,977	-	2,977	-	2,012	-	2,012
Credit derivatives	-	237	-	237	-	167	-	167
NDF - Non Deliverable Forwards	-	9,355	-	9,355	-	4,446	-	4,446
Other derivative financial instruments	4	579	-	583	14	161	-	175
Liabilities	(18)	(78,271)	(137)	(78,426)	(7)	(47,723)	(85)	(47,815)
Swap contracts – Adjustment payable	-	(57,132)	(122)	(57,254)	-	(32,881)	(46)	(32,927)
Option contracts	(10)	(10,665)	(15)	(10,690)	-	(8,994)	(39)	(9,033)
Forward contracts	-	(1,843)	-	(1,843)	-	(754)	-	(754)
Credit derivatives	-	(327)	-	(327)	-	(40)	-	(40)
NDF - Non Deliverable Forwards	-	(8,270)	-	(8,270)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(8)	(34)	-	(42)	(7)	(83)	-	(90)

There were no significant transfers between Level 1 and Level 2 in the periods of 09/30/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 136

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING CONSOLIDATED provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 09/30/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**478**	**(13)**	**-**	**319**	**(417)**	**(219)**	**148**	**(2)**
Corporate securities	**478**	**(13)**	**-**	**319**	**(417)**	**(219)**	**148**	**(2)**
Real estate receivable certificate	396	(6)	-	122	(384)	-	148	(2)
Debentures	58	-	-	115	(11)	(162)	-	-
Eurobonds and other	6	(9)	-	72	(12)	(57)	-	-
Other	18	2	-	10	(30)	-	-	-
Available for sale securities	**9,490**	**5,384**	**(6,622)**	**6,375**	**(1,652)**	**(9,229)**	**3,746**	**(1,308)**
Government securities - Brazil	**192**	**(248)**	**240**	**-**	**-**	**-**	**184**	**47**
Corporate securities	**9,298**	**5,632**	**(6,862)**	**6,375**	**(1,652)**	**(9,229)**	**3,562**	**(1,355)**
Rural product note	1,444	198	(247)	384	(284)	(1,428)	67	(37)
Bank deposit certificate	53	-	-	-	(53)	-	-	-
Real estate receivable certificate	1,243	(75)	(531)	325	-	-	962	(62)
Debentures	6,011	5,471	(6,053)	3,786	(757)	(5,925)	2,533	(1,256)
Eurobonds and other	254	34	(4)	269	(547)	(6)	-	-
Promissory notes	282	7	(29)	1,611	(11)	(1,860)	-	-
Other	11	(3)	2	-	-	(10)	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 137

	Fair value at 12/31/2019	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 09/30/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	103	165	-	138	(181)	(49)	176	98
Swap contracts – Adjustment receivable	32	126	-	10	(3)	(48)	117	115
Option contracts	71	39	-	128	(178)	(1)	59	(17)
Derivatives - Liabilities	(85)	(114)	-	(73)	111	24	(137)	(101)
Swap contracts – Adjustment payable	(46)	(94)	-	(7)	-	25	(122)	(113)
Option contracts	(39)	(20)	-	(66)	111	(1)	(15)	12

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		09/30/2020		12/31/2019	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(0.1)	(1.4)	(0.3)	(2.1)
	II	(1.8)	(34.5)	(8.5)	(52.3)
	III	(3.5)	(68.5)	(17.0)	(103.8)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(41.2)	-	(22.6)	-
	II	(59.6)	-	(43.2)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 138

Note 18 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

01/01 to 01/01 to 09/30/2020 09/30/2019 Net income attributable to owners of the parent company 11,317 19,101

Minimum non-cumulative dividends on preferred shares (106) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109)

Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 11,102 18,887

Common 5,641 9,616 Preferred 5,461 9,271

Total net income available to equity owners:

Common 5,750 9,725 Preferred 5,567 9,376

Weighted average number of outstanding shares

Common 4,958,290,359 4,958,290,359 Preferred 4,800,376,702 4,780,285,648

Basic earnings per share – R$

Common 1.16 1.96 Preferred 1.16 1.96

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

01/01 to 01/01 to 09/30/2020 09/30/2019

Net income available to preferred equity owners 5,567 9,376

Dividends on preferred shares after dilution effects 19 42

Net income available to preferred equity owners considering preferred shares after the dilution effect 5,586 9,418

Net income available to ordinary equity owners 5,750 9,725

Dividend on preferred shares after dilution effects (19) (42)

Net income available to ordinary equity owners considering preferred shares after the dilution effect 5,731 9,683

Adjusted weighted average of shares

Common 4,958,290,359 4,958,290,359 Preferred 4,833,530,654 4,822,570,952 Preferred 4,800,376,702 4,780,285,648 Incremental as per share-based payment plans 33,153,952 42,285,304

Diluted earnings per share – R$

Common 1.16 1.95 Preferred 1.16 1.95

There was not potentially antidulitive effect of the shares in share-based payment plans in both periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

• Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

• Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

• Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 140

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	09/30/2020	09/30/2019
Discount rate (1)	7.64% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial Risk** – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 141

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Fixed income securities	**21,339**	**20,672**	**91.98%**	**90.93%**
Quoted in an active market	21,014	20,366	90.58%	89.59%
Non quoted in an active market	325	306	1.40%	1.34%
Variable income securities	**1,177**	**1,392**	**5.07%**	**6.12%**
Quoted in an active market	1,168	1,384	5.03%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**78**	**65**	**0.34%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	78	65	0.34%	0.29%
Real estate	**529**	**529**	**2.28%**	**2.33%**
Loans to participants	**76**	**74**	**0.33%**	**0.33%**
Total	**23,199**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to Group companies, with a fair value of R$ 415 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	09/30/2020			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	23,199	1,488	-	24,687
2 - Actuarial liabilities	(20,063)	-	(938)	(21,001)
3 - Asset ceiling (*)	(3,945)	(893)	-	(4,838)
4 - Net amount recognized in the balance sheet (1+2+3)	**(809)**	**595**	**(938)**	**(1,152)**
Amount recognized in Assets (Note 10a)	95	595	-	690
Amount recognized in Liabilities (Note 10d)	(904)	-	(938)	(1,842)

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732	1,475	-	24,207
2 - Actuarial liabilities	(19,713)	-	(967)	(20,680)
3 - Asset ceiling (*)	(3,761)	(849)	-	(4,610)
4 - Net amount recognized in the balance sheet (1+2+3)	**(742)**	**626**	**(967)**	**(1,083)**
Amount recognized in Assets (Note 10a)	91	626	-	717
Amount recognized in Liabilities (Note 10d)	(833)	-	(967)	(1,800)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 142

f) Change in the net amount recognized in the balance sheet:

	09/30/2020								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**
Amounts recognized in income (1+2+3)	**1,299**	**(1,198)**	**(215)**	**(114)**	**84**	**(49)**	**35**	**(57)**	**(136)**
1 - Cost of current service	-	(71)	-	(71)	-	-	-	-	(71)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1][3]	1,299	(1,127)	(215)	(43)	84	(49)	35	(57)	(65)
Amounts recognized in stockholders´ equity - other comprehensive income (4+5+6)	**26**	**(74)**	**31**	**(17)**	-	**5**	**5**	-	**(12)**
4 - Effects on asset ceiling	-	-	31	31	-	5	5	-	36
5 - Remeasurements [2][3]	-	-	-	-	-	-	-	-	-
6 - Exchange variation	26	(74)	-	(48)	-	-	-	-	(48)
Other (7+8+9+10)	**(858)**	**922**	-	**64**	**(71)**	-	**(71)**	**86**	**79**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(922)	922	-	-	-	-	-	86	86
9 - Contributions and investments from sponsor	59	-	-	59	(71)	-	(71)	-	(12)
10 - Contributions from parcipants	5	-	-	5	-	-	-	-	5
Amounts at end of the period	**23,199**	**(20,063)**	**(3,945)**	**(809)**	**1,488**	**(893)**	**595**	**(938)**	**(1,152)**

	12/31/2019								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (1+2+3)	**1,769**	**(1,514)**	**(355)**	**(100)**	**151**	**(91)**	**60**	**(459)**	**(499)**
1 - Cost of current service	-	(75)	-	(75)	-	-	-	-	(75)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [1][3]	1,769	(1,439)	(355)	(25)	151	(91)	60	(41)	(6)
Amounts recognized in stockholders´ equity - other comprehensive income (4+5+6)	**3,239**	**(3,884)**	**258**	**(387)**	**(178)**	**181**	**3**	**(261)**	**(645)**
4 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
5 - Remeasurements [2][3]	3,245	(3,907)	(126)	(788)	(178)	5	(173)	(261)	(1,222)
6 - Exchange variation	(6)	23	-	17	-	-	-	-	17
Other (7+8+9+10)	**(1,084)**	**1,178**	-	**94**	**(102)**	-	**(102)**	**35**	**27**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,178)	1,178	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	84	-	-	84	(102)	-	(102)	-	(18)
10 - Contributions from parcipants	10	-	-	10	-	-	-	-	10
Amounts at end of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**

(1) Corresponds to the amount calculated at 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2019 the rate used was 9.72% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,299 (R$ 5,014 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 143

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 09/30/2020	01/01 to 09/30/2019
Pension plan - FIU	52	28	46
Pension plan - FUNBEP	5	4	6
Total	**57**	**32**	**52**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837	866	894	922	952	5,190
Pension plan - FUNBEP	10.69	425	439	454	469	483	2,582
Other post-employment benefits	9.25	26	26	26	26	26	126
Total		**1,288**	**1,331**	**1,374**	**1,417**	**1,461**	**7,898**

(*) Average duration of plan's actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders' equity (*)	Present value of liability	Income	Stockholders' equity (*)
Interest rate						
Increase by 0.5%	(977)	-	319	(36)	-	36
Decrease by 0.5%	1,104	-	(421)	41	-	(41)
Mortality rate						
Increase by 5%	(258)	-	88	(13)	-	13
Decrease by 5%	357	-	(94)	17	-	(17)
Medical inflation						
Increase by 1%	-	-	-	87	-	(87)
Decrease by 1%	-	-	-	(69)	-	69

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 144

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, Tokyo Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch; only at 09/30/2019: Itaú Unibanco S.A. New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 09/30/2020	01/01 to 09/30/2019
Foreign branches	616	1,754
Latin America consolidated	511	1,427
Other foreign companies	208	659
Foreign consolidated	1,222	3,757

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 145

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer).

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself;

Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business;

Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business;

Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services;

Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I – Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit

Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

II—Market risk

The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level;

Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates;

NII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates;

Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to a one annual basis point increase in the current interest rates or index rate;

Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING (Note 5 – Securities and derivative financial instruments).

The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At September 30, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 185, with an decrease in relation to prior year (R$ 278 at 12/31/2019) due to lower exposure in interest rates.

The document “Public Access Report – Market Risk”, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

III – Liquidity risk

The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document Public Access Report—Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

IV – Operating risk

The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities.

The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

V—Insurance, private pension and premium bonds risks

The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.

Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;

Credit risk;

Market risk;

Liquidity risk;

Operating risk.

These risks are managed independently, according to their special characteristics.

VI – Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands the Social and Environmental risk as the possibility of losses incurred due to social and/or environmental events related to the activities developed by the institution, pursuant to CMN Resolution 4,327/14. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation.

Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence sin internal systems. In addition to the identification, the phases of prioritization, response to risk, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk

Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance.

Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk.

Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks

/ Risk and Capital Management – Pillar 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	09/30/2020	12/31/2019
Available capital (amounts)		
Common Equity Tier 1	113,910	117,328
Tier 1	132,272	128,696
Total capital (PR)	146,894	140,596
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,068,739	891,300
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	10.7%	13.2%
Tier 1 ratio (%)	12.4%	14.4%
Total capital ratio (%)	13.7%	15.8%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.25%	2.5%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	3.5%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The Basel Ratio reached 13.7% at 09/30/2020, 2.1 p.p. lower than at 12/31/2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level I and level II debts.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 61,395 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 24,046 (R$ 31,195 at 12/31/2019), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2020, fixed assets ratio reached 25.5% (27.9% at 12/31/2019), showing a surplus of R$ 35,984 (R$ 31,104 at 12/31/2019).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 151

II—Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD= portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

RWA

09/30/2020 12/31/2019 Credit Risk standardized approach 948,063 784,730

Credit risk (excluding counterparty credit risk) 776,410 690,474 Counterparty credit risk (CCR) 56,801 31,356 Of which: standardized approach for counterparty credit risk (SA-CCR) 35,054 16,523 Of which: other CCR 21,747 14,833 Credit valuation adjustment (CVA) 9,408 3,494

Equity investments in funds—look-through approach 5,564 7,669 Equity investments in funds—mandate-based approach 286 205 Equity investments in funds—fall-back approach 134 1,133 Amounts below the thresholds for deduction 99,460 50,399

Market Risk 27,884 25,002

Of which: standardized approach (RWAMPAD) 34,855 28,328 Of which: internal models approach (RWAMINT) 24,314 25,002

Operational Risk 92,792 81,568 Total 1,068,739 891,300

III—Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

IV—Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

V – Leverage Ratio

The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Note 22 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	09/30/2020	12/31/2019
Permanent foreign investments	66,665	78,230
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(122,373)	(145,611)
Net foreign exchange position	**(55,708)**	**(67,381)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

The Brazilian Government, through the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), has adopted measures to mitigate the impacts caused by COVID-19, such as:

i) Resolution No. 4,782/20, and amendments made by Resolution No. 4,791/20 and Resolution No. 4,856/20, which established, for a determined period of time, criteria for characterization of loan operations;
ii) Resolution No. 4,783/20 and Resolution No. 4,784/20, which establish specific criteria on the calculation of the Referential Equity and other impacts on capital;
iii) Resolution No. 4,785/20, which authorizes the taking of Term Deposits with Special Guarantees (DPGE);
iv) Resolution No. 4,786/20, which authorizes the BACEN to grant loan operations through a Special Temporary Liquidity Line, backed by debentures acquired in the secondary market;
v) Resolution No. 4,787/20, which brings more flexibility of rules on the investment of funds raised through the issuance of Agribusiness Credit Bills (LCA);
vi) Resolution No. 4,788/20, which brings more possibility for the banks to repurchase their own financial bills;
vii) Resolution No. 4,795/20, which authorizes the BACEN to grant new loans through the acquisition of Financial Bills with guarantee in financial assets or securities;
viii) Resolution No. 4,802/20, and amendments made by Resolution No. 4,807/20 and Resolution No. 4,816/20, which permitted the extension of maturities of rural credit operations of costing and investment, contracted by farmers and creates special credit lines;
ix) Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy;
x) Resolution No. 4,820/20, which establishes for a determined period of time, prohibitions of profit sharing and increase in the management members' compensation;
xi) Resolution No. 4,837/20, which regulates the sharing of chattel mortgage of properties in loan operations;
xii) Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE);

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020 | 154

xiii) Resolution No. 4,846/20, which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); xiv) Resolution No. 4,847/20, which regulates the operations granted under the Emergency Credit Access Program in the modality of guarantee of receivables (Peac-Maquininhas) designated for individual micro-entrepreneurs, micro-companies and small companies; xv) Circular No. 3,990/20, and amendments made by Circular No. 3,992/20, which permits to carry out repurchase agreements in foreign currency by the BACEN; xvi) Circular No. 3,997/20 and Circular No. 4,001/20, which amend Circular No. 3,916/18, which establish and consolidated the rules for compulsory deposits on time deposits to establish deductions of requirements of compulsory deposits of installments related to financing granted under PESE and financial bills of repurchased own emission; xvii) Circular No. 4,024/20, Circular No. 4,026/20 and Circular No. 4,030/20, which reduce the FPR (risk weighting factor) of operations under programs implement to fight against the COVID-19 crisis; and

xviii) Circular No. 4,033/20 and Circular No. 4,035, which amend Circular No. 3,975/20, which established the compulsory deposit on funds of savings accounts deposits, to establish a deduction of requirement of balance of loan operations for financing of working capital and balance in investments in DPGE of institutions not belonging to the same conglomerate and change the remuneration rule for deposits.

Accordingly, by the date of this disclosure, ITAÚ UNIBANCO HOLDING CONSOLIDATED has identified the following items with potential impact on its Profit or Loss, as well as on the estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) increases in loan and financing operations, particularly to micro, small and middle-sized companies due to change in the macroeconomic scenario and measures adopted to mitigate the impacts of COVID-19 by authorities with the creation of programs such as PESE, the National Support Program for Micro and Small Companies (Pronampe), the Emergency Credit Access Program (Peac) and CGPE; (b) increases in requests for renegotiations and extensions for loan operations as the economic situation changes. In addition, ITAÚ UNIBANCO HOLDING CONSOLIDATED made available for clients actions to flexibilize payments, such as the Programs 60+ and Travessia; (c) impacts on the allowance for doubtful accounts, which may face increase in the default level due to the changes in the clients’ financial perspectives and visible deterioration of macroeconomic variables. The expected loss models are performed based on internal estimates, with the purpose of strengthening loan allowances; (d) effects in the impairment of financial assets, since there can be changes in the realization assumptions or discount rates, a reflex of changes in market financial and economic variables; (e) impacts on the pricing of its financial instruments arising from oscillations in rates and high volatility in the market prices, influencing the measurement of items assessed at fair value in their different levels; (f) impacts in funding operations, in view of the uncertainty of capital markets and possible increase in funding costs due to the reduction in the financial market liquidity. With the purpose of mitigating the system’s liquidity risk, the BACEN made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee; (g) effects of deferred income tax and social contribution: there may be an increase in deductible temporary differences, tax loss and social contribution loss carryforwards for offset, and recognition and realization will depend on the projection of future taxable income, which may be affected by the development of the pandemic, should it be extended for a long period of time; (h) defined benefit pension plans: the discount rate used to determine the present value of post-employment benefits may be affected by the change in the interest rate of government securities, as well as the fair value of the plan assets; and (i) increase in technical provisions for insurance and reduction of private pension plans contributions: due to the COVID-19 pandemic, an increase may occur in the number of claims related to personal insurance, as well as reduction in the volume of contributions by participants of private pension plans. Additionally, in view of the economic crisis, there may be an increase in the advanced redemptions of private pension plans, thus reducing revenues related to the funds management fee.

The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Securities and derivative financial instruments (assets and liabilities), 6—Loan, lease and other credit operations, 7 – Funding, borrowing and onlending, 8—Insurance, private pension plan and premium bonds operations, 11 – Taxes, 17 – Fair value of financial instruments and 19 – Post-employment benefits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Approximately 97% of employees in the central management, service centers and digital branches are working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities.

In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. With the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our

President and CEO Candido Bracher communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed.

The adaptation of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility

e) A R$ 1 billion donation for the novel Coronavirus relief efforts in Brazil

In April, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative “Todos pela Saúde” (All for

Health) from the donation of R$ 1 billion, aiming at combating the novel Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming.

f) Subsequent Event

On November 03, 2020, ITAÚ UNIBANCO HOLDING disclosed Material Fact, available on the website www.itau.com.br/investor-relations , informing its shareholders and the market in general that it has been holding internal discussions about the future of its investment in XP Inc. (“XP”), a company based in the

Cayman Islands and listed on Nasdaq. In this context, ITAÚ UNIBANCO HOLDING informed it is at an advanced stage of analyzing and discussing the possibility of segregating this business line from the conglomerate into a new company, by spinning-of companies from the forementioned conglomerate with part of its equity, represented by shares which are equivalent of 41.05% of XP’s capital, into the new company. After the spin-off, ITAÚ UNIBANCO HOLDING´s shareholders would receive an equity interest in the new company, whose only asset would be the business line represented by these shares of XP. The new company would be listed on the stock exchange and would become part of the XP Shareholders’ Agreement. If ITAÚ UNIBANCO HOLDING finally decides to move forward with this plan, it would not take place before December 31, 2020.

This study also provides for the possibility of selling the remainder of the shares issued by XP held by ITAÚ UNIBANCO HOLDING, corresponding to 5% of XP’s share capital, in order to monetize part of its investment, which would generate an increase in the Basel III Common Equity Tier I Capital. Such sale, if completed, and depending on the applicable market conditions, would be implemented through one or more public offers on Nasdaq or any other stock exchange on which XP has its shares or depositary receipts listed.

These transactions still depend on the approval of the ITAÚ UNIBANCO HOLDING’s Board of Directors, which will assess in detail the applicable conditions and their respective effects. Any new decision, negotiation or transaction related to the ITAÚ UNIBANCO HOLDING’s stake in XP will be promptly communicated to the market, as established in ITAÚ UNIBANCO HOLDING’s Material Fact Disclosure Policy and in the Brazilian Exchange Commission (CVM) Instruction No. 358/02.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Report on review of parent company and consolidated financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. (“Bank”) as at September 30, 2020 and the related statements of income and comprehensive income for the quarter and nine-month period then ended and changes in stockholders´ equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”) as at September 30, 2020 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended and changes in stockholders´ equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2020, its financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, as well as the consolidated financial performance for the quarter and nine-month period then ended and the consolidated cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

Other matters

Statements of added value

The financial statements referred to above include the parent company and consolidated statements of added value for the nine-month period ended at September 30, 2020. These statements are the responsibility of the Bank’s management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09—“Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole.

São Paulo, November 3, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Emerson Laerte da Silva

Contador CRC 1SP171089/O-3

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23

Listed Company

NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2020 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), November 3, 2020.

JOSÉ CARUSO CRUZ HENRIQUES

President

ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE

Member Member

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23

A Publicly Listed Company

NIRE 35300010230

Financial Statements in BRGAAP as of September 30, 2020.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II, and article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009 and/or in the heading and item V of article 4 of BACEN Circular No.

3.964/2019, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements.

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders’ Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

The statements referred to in this letter will be disclosed on November, 03 2020 at the following electronic address https://www.itau.com.br/relacoes-com-investidores > Results Center > Results.

Milton Maluhy Filho Alexsandro Broedel Lopes Managing Vice-President Executive Officer

Gustavo Jorge Laboissière Loyola

Chairman of the Audit Committee

Arnaldo Alves dos Santos

Accountant

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2020